40-33

[redacted]

08015863

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MINNESOTA

AMERIPRISE FINANCIAL SERVICES, INC. and SECURITIES AMERICA, INC.,

Plaintiffs,

vs.

THE RESERVE FUND; RESERVE MANAGEMENT COMPANY, INC.; and BRUCE R. BENT,

Defendants.

Civil No. ____________

VERIFIED COMPLAINT

SEC
Mail Processing
Section

SEP 29 2008

Washington, DC
100

VERIFIED COMPLAINT

THE PARTIES

1. Ameriprise Financial Services, Inc. ("Ameriprise") is a registered broker-dealer and wholly-owned subsidiary of Ameriprise Financial, Inc. It is organized under the laws of Delaware with a principal place of business in Minneapolis, Minnesota.

2. Securities America, Inc. ("SAI") is a registered broker-dealer and wholly-owned subsidiary of Ameriprise Financial, Inc.. It is organized under the laws of Delaware with a principal place of business in La Vista, Nebraska.

3. The Reserve Fund is a Massachusetts business trust that is an open-end management investment company (the "Trust") registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 (the "Investment Company Act"). The Trust has a principal place of business at 1250 Broadway, New York, New York, 10001.

PROCESSED
OCT 02 2008
THOMSON REUTERS

4. Reserve Management Company, Inc. ("RMCI") is the investment adviser to the Trust. RMCI has its headquarters and principal place of business in New York, New York.

5. Bruce R. Bent at all material times has been the Chairman and President of the Trust. Mr. Bent has a principal place of business at 1250 Broadway, New York, New York, 10001.

6. Additional officers of the Trust and RMCI with significant roles in RMCI's management of the Primary Fund include the following: Bruce R. Bent II, Arthur T. Bent III, Catherine Crowley, Patrick J. Farrell, and Christina Massaro.

JURISDICTION AND VENUE

7. This Court has subject matter jurisdiction pursuant to 28 U.S.C. § 1331, as certain of plaintiffs' claims arise under the federal securities law of the United States.

8. This Court has subject matter jurisdiction pursuant to 28 U.S.C. § 1332, as there is complete diversity of citizenship between the parties, and the amount in controversy as to each plaintiff exceeds $75,000, exclusive of interest and costs.

9. Venue is proper in the District of Minnesota pursuant to 28 U.S.C. § 1391(b)(2), as a substantial part of the events or omissions giving rise to plaintiffs' claims occurred in this district.

THE FACTS

10. The Reserve Primary Fund (the "Primary Fund") is a money market mutual fund organized as a series of the Trust. The Primary Fund has a stated investment objective of investing in high quality, short term securities so as to maintain a net asset value of $1.00 per share. As of the close of business on Friday, September 12, 2008, the Primary Fund had approximately $64 billion of assets under management, of which approximately $1.2 billion

were assets invested by Ameriprise in the Primary Fund on behalf of more than 150,000 Ameriprise client accounts.

11. In addition to the $1.2 billion of client assets invested in the Primary Fund, Ameriprise also had invested as of September 12, 2008 approximately $25 million of its own capital. This amount had increased to approximately $100 million as of the close of business on Tuesday, September 16, 2008.

12. As of the close of business on Friday, September 12, 2008, approximately $2 billion of the assets under management in the Primary Fund were assets invested by SAI in the Primary Fund on behalf of more than 175,000 SAI client accounts. In addition, SAI also had invested approximately $28 million of its own capital in the Primary Fund.

13. On the morning of Monday, September 15, 2008, the Trust and its agents secretly notified a number of major institutional investors (the "institutional investors") in the Primary Fund that the Primary Fund had material exposure to securities issued by Lehman Brothers Holdings, Inc. ("Lehman"), which had that morning declared its intention to file for Chapter 11 bankruptcy. The Trust and its agents informed these institutional investors that Lehman's bankruptcy would have severe negative consequences on the value of the Primary Fund's portfolio.

14. The institutional investors were thus secretly warned that the Primary Fund was at serious risk of "breaking the buck" (*i.e.*, its net asset value falling below $1 per share) because of its exposure to Lehman securities.

15. In response to the secret "tip" from the Trust and its agents, plaintiffs believe and therefore aver that the institutional investors immediately submitted redemption requests to redeem their assets from the Primary Fund at the then-prevailing net asset value of $1 per share.

All told, the institutional investors, whose identities are not known to plaintiffs at the present time, purported to redeem as much as approximately $41 billion of the Primary Fund's $64 billion under management at a redemption price of $1 per share. Plaintiffs believe and therefore aver that these redemption requests, in whole or in part, are still in the process of being processed and the proceeds have not yet been paid.

16. On Tuesday, September 16, 2008 at approximately 2:00 p.m. Eastern time, the Trust issued a public announcement, a copy of which is appended hereto as Exhibit A, stating in material part as follows:

> The Board of Trustees of the Reserve Fund, after reviewing the unprecedented market events of the past several days and their impact on The Primary Fund, a series of The Reserve Fund and taking into account recommendations made by [RMCI], the investment manager of the Primary Fund, approved the following actions with respect to The Primary Fund only:
>
> The value of the debt securities issued by Lehman Brothers Holdings, Inc. (face value $785 million) and held by the Primary Fund has been valued at zero effective as of 4:00PM New York time today. As a result, the NAV of the Primary Fund, effective as of 4:00PM, is $0.97 per share. All redemption requests received prior to 3:00PM today will be redeemed at a net asset value of $1.00 per share.

17. The public announcement on September 16, 2008 was the first communication that plaintiffs received that the Primary Fund had broken or was on the verge of "breaking the buck." Because plaintiffs do not have discretion over their clients' accounts, plaintiffs were not able to submit redemption requests for its $1.2 billion under management on such short notice (*i.e.*, the one-hour window provided under the Trust's public announcement). Further, because of their perceived duties to their clients, plaintiffs did not submit redemption requests for their own $128 million-plus in the Primary Fund.

18. On Thursday, September 18, 2008 various Ameriprise employees spoke by telephone with RMCI's Chief Investment Officer, Patrick R. Ledford, as well as John Drahzal,

Managing Director and Global Head of Sales for RMCI. Messrs. Ledford and Drahzal explained that the Trust had previously tipped the institutional investors about the Fund's likelihood of breaking the buck, and seemed surprised that Ameriprise had not also been tipped at the same time (it was not).

19. After the conversation with Messrs. Ledford and Drahzal, plaintiffs submitted redemption requests to the Primary Fund to redeem all their clients' funds and plaintiffs' own funds from the Primary Fund. However, the Primary Fund's net asset value had by then fallen further to approximately $0.95 per share, and any redemptions at this point may well bring substantially less. Plaintiffs' redemption requests have not yet been processed.

COUNT I
Violations of Section 11 of the Securities Act

20. Plaintiffs repeat and reallege the allegations contained in paragraph 1 - 19 above.

21. Shares of the Primary Fund were sold pursuant to a Registration Statement filed by the Trust with the United States Securities and Exchange Commission. Mr. Bent, among others, signed the Registration Statement.

22. The Registration Statement was inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. For example, the Registration Statement set forth share redemption procedures that in no way resembled the actions taken by the Trust and its agents on or about September 15, 2008, and nowhere disclosed to shareholders that large institutional investors would be made aware of material nonpublic information via secret "tips".

23. The Trust is the registrant for the shares of the Primary Fund, and as such is strictly liable for the false statements contained in the Registration Statement. The defendants named herein were responsible for the contents and dissemination of the Registration Statement.

24. None of the defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statement were true and without omissions of any material facts and were not misleading.

25. By reasons of the conduct alleged, each defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act.

26. Plaintiffs have been irreparably damaged by defendants' actions in a manner that cannot be fully known or compensated by monetary damages. Indeed, plaintiffs believe and therefore aver that defendants do not have even approximately the assets that would be necessary to reimburse plaintiffs and the other non-tipped investors for their investment losses.

COUNT II
Violation of Section 10(b) of the Exchange Act

27. Plaintiffs repeat and reallege the allegations contained in paragraph 1 - 26 above.

28. The Trust and its agents' secret communications to the institutional investors about the Primary Fund's exposure to Lehman securities was in violation of Federal securities law, including section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder.

29. Among other things, the institutional investors who were tipped and who then submitted redemption requests would not only front run other investors and receive $1.00 per share, but also their redemptions from the Primary Fund would result in the most liquid securities in the Primary Fund being sold to generate sufficient proceeds to meet their redemption requests. That would leave the more illiquid and financially precarious securities in the Primary Fund

(including the securities issued by Lehman) to those remaining in the Primary Fund, including plaintiffs, who had not been tipped.

30. Plaintiffs have been irreparably damaged by defendants' actions in a manner that cannot be fully known or compensated by monetary damages. Indeed, plaintiffs believe and therefore aver that defendants do not have even approximately the assets that would be necessary to reimburse plaintiffs and the other non-tipped investors for their investment losses.

COUNT III
Breach of Fiduciary Duty

31. Plaintiffs repeat and reallege the allegations contained in paragraph 1 - 30 above.

32. RMCI, the Trust and Mr. Bent all owed fiduciary duties to all shareholders of the Primary Fund, including a duty of loyalty.

33. The actions of RMCI, the Trust and Mr. Bent and their agents in tipping the Primary Fund's large institutional investors regarding the fund's substantial exposure to Lehman securities and the likelihood of the fund's "breaking the buck" was to the great detriment of plaintiffs and the other non-tipped shareholders. These actions were in breach of the duty of loyalty owed to plaintiffs and the other non-tipped shareholders.

34. Plaintiffs have been irreparably damaged by defendants' actions in a manner that cannot be fully known or compensated by monetary damages. Indeed, plaintiffs believe and therefore aver that defendants do not have even approximately the assets that would be necessary to reimburse plaintiffs and the other non-tipped investors for their investment losses.

Wherefore, plaintiffs hereby pray for the following relief:

1. A temporary restraining order against defendants and each of them, restraining them or their agents from taking any and all actions to honor redemption requests to the Primary

Fund and ordering them to notify the transfer agent, custodian, and other relevant agents to so refrain;

2. A preliminary injunction enjoining defendants and each of them, by themselves or through their agents, from further processing, redeeming or paying any redemption requests to the Primary Fund;

3. An expedited trial on the merits, consolidated pursuant to Rule 65(c) with the hearing on the preliminary injunction;

4. After trial, an order requiring the defendants and each of them to liquidate the Primary Fund in a fair and equitable manner that maximizes returns for each investor, including plaintiffs, and treats each investor equally;

5. To the extent that the tipped institutional funds' redemption requests have already been paid, monetary damages awarded to plaintiffs in an amount to be determined;

6. Such other and further relief as to the Court shall seem meet and proper.

Dated: September 19, 2008

FAEGRE & BENSON LLP

Will Stute (# 0279663)
Michael M. Krauss (# 0342002)
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Telephone: (612) 766-7000
Facsimile: (612) 766-1600

Attorneys for Plaintiffs Ameriprise Financial Services, Inc. and Securities America, Inc.

Harvey J. Wolkoff, *pro hac vice applicant*
Robert A. Skinner, *pro hac vice applicant*
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000
Facsimile: (617) 854-0434

VERIFICATION

The foregoing is true and accurate to the best knowledge and belief of the undersigned.

Signed to under the pains and penalties of perjury.

John C. Junck

EXHIBIT A

R

The Reserve

IMMEDIATE RELEASE

September 16, 2008

The Board of Trustees of The Reserve Fund, after reviewing the unprecedented market events of the past several days and their impact on The Primary Fund, a series of The Reserve Fund and taking into account recommendations made by Reserve Management Company, Inc., the investment manager of The Primary Fund, approved the following actions with respect to The Primary Fund only:

The value of the debt securities issued by Lehman Brothers Holdings, Inc. (face value $785 million) and held by the Primary Fund has been valued at zero effective as of 4:00PM New York time today. As a result, the NAV of the Primary Fund, effective as of 4:00PM, is $0.97 per share. All redemption requests received prior to 3:00PM today will be redeemed at a net asset value of $1.00 per share.

Effective today and until further notice, the proceeds of redemptions from The Primary Fund will not be transmitted to the redeeming investor for a period of up to seven calendar days after the redemption. The seven-day redemption delay will not apply to debit card transactions, ACH transactions or checks written against the assets of the Primary Fund provided that any such transaction from an investor, individually or in the aggregate, does not exceed $10,000.

The Primary Fund will continue to accept purchase orders.

Effective tomorrow, September 17, 2008, the NAV for the Primary Fund will be calculated once a day at 5:00PM, New York time.

###

The Reserve • 1250 Broadway, New York, New York 10001 • www.TheR.com
800-637-1700

UNITED STATES DISTRICT COURT
District of Minnesota

MOTION FOR ADMISSION PRO HAC VICE

Case Number: ____________________ Case Title: Ameriprise Financial Services, Inc. et al. v. The Reserve Fund, et al.

Affidavit of Movant

I, Will Stute, an active member in good standing of the bar of the U.S. District Court for the District of Minnesota, request that this Court admit pro hac vice Robert A. Skinner, an attorney admitted to practice and currently in good standing in the U.S. District Court for the District of Massachusetts, but not admitted to the bar of this court, who will be counsel for the ☑ plaintiff ☐ defendant ______________ in the case listed above. I am aware that the local rules of this court require that an active Minnesota resident member in good standing participate in the preparation and presentation of the case listed above, and accept service of all papers served.

Check one of the following:

☑ 1. I am a resident of the State of Minnesota, and will participate and accept service as required by LR 83.5(d).
☐ 2. I am not a resident of the State of Minnesota.
☐ 3. I am a resident of the State of Minnesota, but will not participate and accept service as required by LR 83.5(d).

Signature: [signature] 0279663 September 19, 2008
Typed Name: Will Stute MN Attorney License # Date

Affidavit of Resident Minnesota Bar Member (Required ONLY if movant checks box 2 or 3 above.)

I, ______________________, an active member in good standing of the bar of the U.S. District Court for the District of Minnesota and a resident of the State of Minnesota, agree to participate in the preparation and presentation of the case listed above, and accept service of all papers served as required by LR 83.5(d).

Signature: ______________________ ______________ ____________
Typed Name: ______________________ MN Attorney License # Date

Affidavit of Proposed Admittee

I, Robert A. Skinner, am currently a member in good standing of the U.S. District Court for the District of Massachusetts, but am not admitted to the bar of this court. I understand that if this Court grants me admission pro hac vice, the resident attorney identified in this motion must participate in the preparation and presentation of the case listed above, and must accept service of all papers served as required by LR 83.5(d). I further understand that the District of Minnesota is an electronic court and that I consent to service required by Fed.R.Civ.P. 77 by electronic means and I understand that electronic notice will be in lieu of service by mail unless the Court learns that a failure has occurred in which case service will be effected by mail within 24 hours.

Robert A. Skinner [signature] September 19, 2008
Type/Print Name (must match name above) Signature Date

Attorney License Number: 567862 issued by the State of MA (initials)
Law Firm Name: Ropes & Gray LLP Main Phone: (617) 951-7000
Law Firm Addrs: One International Place Direct Phone: (617) 951-7560
Boston, MA 02110 E-mail Addrs: robert.skinner@ropesgray.com

Note: This page shall be converted to PDF and e-filed in ECF - do not e-file first page. A check in the amount of the Pro Hac Vice admission fee of $100 shall be mailed or delivered to the Admissions Clerk or a Credit Card Authorization form shall be faxed to the Admissions Clerk before you will be included in the roll of admitted attorneys and receive notices generated in the above-entitled action.

UNITED STATES DISTRICT COURT
District of Minnesota

MOTION FOR ADMISSION PRO HAC VICE

Case Number: ____________________ **Case Title:** Ameriprise Financial Services, Inc. et al. v. The Reserve Fund, et al

Affidavit of Movant

I, Will Stute, an active member in good standing of the bar of the U.S. District Court for the District of Minnesota, request that this Court admit pro hac vice Harvey J. Wolkoff, an attorney admitted to practice and currently in good standing in the U.S. District Court for the District of Massachusetts, but not admitted to the bar of this court, who will be counsel for the ☑ plaintiff ☐ defendant ____________ in the case listed above. I am aware that the local rules of this court require that an active Minnesota resident member in good standing participate in the preparation and presentation of the case listed above, and accept service of all papers served.

Check one of the following:

☑ 1. I am a resident of the State of Minnesota, and will participate and accept service as required by LR 83.5(d).
☐ 2. I am not a resident of the State of Minnesota.
☐ 3. I am a resident of the State of Minnesota, but will not participate and accept service as required by LR 83.5(d).

Signature: [signature] 0279663 September 19, 2008
Typed Name: Will Stute MN Attorney License # Date

Affidavit of Resident Minnesota Bar Member (Required ONLY if movant checks box 2 or 3 above.)

I, ____________________, an active member in good standing of the bar of the U.S. District Court for the District of Minnesota and a resident of the State of Minnesota, agree to participate in the preparation and presentation of the case listed above, and accept service of all papers served as required by LR 83.5(d).

Signature: ____________________ ____________ ________
Typed Name: ____________________ MN Attorney License # Date

Affidavit of Proposed Admittee

I, Harvey J. Wolkoff, am currently a member in good standing of the U.S. District Court for the District of Massachusetts, but am not admitted to the bar of this court. I understand that if this Court grants me admission pro hac vice, the resident attorney identified in this motion must participate in the preparation and presentation of the case listed above, and must accept service of all papers served as required by LR 83.5(d). I further understand that the District of Minnesota is an electronic court and that I consent to service required by Fed.R.Civ.P. 77 by electronic means and I understand that electronic notice will be in lieu of service by mail unless the Court learns that a failure has occurred in which case service will be effected by mail within 24 hours.

Harvey J. Wolkoff [signature] September 19, 2008
Type/Print Name (must match name above) Signature Date

Attorney License Number: 532880 issued by the State of MA (initials)
Law Firm Name: Ropes & Gray LLP Main Phone: (617) 951-7000
Law Firm Addrs: One International Place Direct Phone: (617) 951-7552
Boston, MA 02110 E-mail Addrs: harvey.wolkoff@ropesgray.com

Note: This page shall be converted to PDF and e-filed in ECF - do not e-file first page. A check in the amount of the Pro Hac Vice admission fee of $100 shall be mailed or delivered to the Admissions Clerk or a Credit Card Authorization form shall be faxed to the Admissions Clerk before you will be included in the roll of admitted attorneys and receive notices generated in the above-entitled action.

JUDGE SAND

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

CLARK ENTERPRISES, INC. and THE CLARK MONEY FUND LIMITED PARTNERSHIP, Plaintiff, - against - THE RESERVE and THE RESERVE FUND, Defendants.	08 CIV 8160 Civil Action No. **COMPLAINT**

SEP 22 2008
U.S.D.C. S.D. N.Y.
CASHIERS

Plaintiffs Clark Enterprises, Inc. ("CEI") and The Clark Money Fund Limited Partnership ("CMF") (collectively, "Clark"), allege, for their complaint, with knowledge as to their own actions and events occurring in their presence, and upon information and belief as to all other matters, as follows:

Summary of the Action

1. This action seeks to remedy defendants' failure to comply with their contractual obligations to redeem shares of a money-market fund. Clark indisputably owns shares of Reserve Primary Fund Institutional Class (the "Fund"), managed by The Reserve and The Reserve Fund (collectively, the "Reserve Defendants"). Clark has repeatedly demanded redemption of these shares from The Reserve. The Reserve Defendants do not dispute that the shares are the property of Clark. The Reserve Defendants also do not dispute that Clark's redemption requests were properly made and accepted by The Reserve. Yet, the Reserve Defendants have refused to redeem Clark's shares in accordance with governing documents. This action seeks to remedy this failure through the procurement of money damages.

2. On September 15, 2008, Clark properly submitted a redemption request for shares (Reserve Transaction Number 101820). The governing Primary Fund Prospectus Dated September 28, 2007 (the "Prospectus") provides for the processing of redemption requests "on the next business day," absent circumstances that have not occurred here. Clark has, as of the time of this Complaint, not received any funds in response to its September 15, 2008 request.

3. As a result of the unexpected delay in redemption, Clark has been forced to make alternative financial arrangements to meet the expenses that this redemption was to have satisfied.

4. On September 16, 2008, Clark properly submitted two redemption requests (Reserve Transaction Numbers 102105 and 102067).

5. Later that same day, The Reserve issued a press release. The Reserve's press release represented that redemption requests accepted before 3:00 p.m. would be honored at $1.00 per share. Clark's September 16, 2008 redemption requests were accepted at 1:39 p.m. (Reserve Transaction Number 102076), and 2:18 p.m. (Reserve Transaction Number 102105). Accordingly, both redemption requests were made and accepted prior to the 3:00 p.m. cut-off. The Reserve, by its General Counsel Catherine Crowley, confirmed orally to Clark that both of Clark's redemption requests were properly received before 3:00 p.m. and would be subject to the $1.00 New Asset Value ("NAV"). Clark has, as of the time of this Complaint, not received any funds in response to its September 16, 2008 requests.

6. The Reserve touts itself as the "World's Most Experienced Money Fund Manager," and claims the Primary Fund is "flexible to meet your needs through *Daily*

Liquidity." A few weeks prior, on July 29, 2008, Bruce R. Bent, Chairman and CEO of The Reserve, made the following representation on behalf of The Reserve:

> We are pleased to report that you, and the markets in general, have embraced the very concept and foundation on which The Reserve was founded, an unwavering discipline focused on protecting your principal, *providing daily liquidity and transparency,* and all the while boring you into a sound sleep.

7. Upon information and belief, Bent has long trumpeted The Reserve as avatars of sober-minded investing. Upon information and belief, in a message on The Reserve's website, Bent notes that many have "lost sight of the purpose of a money fund" in their "foolhardy quest for a few extra basis points" while The Reserve believes cash funds are "definitely not money to take risks with." Indeed, money-market funds have long been viewed as safe investments.

8. Upon information and belief, Bent told The Wall Street Journal seven years ago that he was appalled that money-market funds would buy commercial paper that paid slightly higher yields. The Reserve seems to have changed that stance in the past few years, and, upon information and belief, The Fund invested about *half* of its portfolio in such commercial paper as of May 31, 2008. Upon information and belief, The Fund created an unnecessary risk for its risk-adverse investors.

9. The Reserve touted The Fund as a money-market fund with unwavering discipline focused on protecting investors' principal, providing daily liquidity and transparency, and all the while boring you into a sound sleep. However, this was not Clark's experience. Here, Clark's shares of The Fund were not liquid and The Fund's process of redemption was not transparent.

10. The Reserve Defendants failed to redeem Clark's shares within one business day in violation of the clear and unambiguous terms of the Prospectus, and contrary to the guarantee it made to investors in the September 16, 2008 press release. The continued possession of shares which are the property of Clark violates law and principles of equity and justice.

The Parties

11. Plaintiff CEI was and still is a corporation duly organized and existing under the laws of the State of Maryland and having its principal place of business located in Bethesda, Maryland. CEI is a diversified investment company.

12. Plaintiff CMF is a limited partnership organized and existing in good standing under the laws of the State of Maryland. CEI is that sole General Partner of CMF.

13. Upon information and belief defendant The Reserve is a New York corporation with its principal place of business located at 1250 Broadway, New York, New York 10001-3701. The Reserve claims in its literature that it is the largest investment manager dedicated entirely to cash and money fund management.

14. Upon information and belief defendant The Reserve Fund is re-organized as a Massachusetts business trust with its principal place of business located at 1250 Broadway, New York, New York 10001-3701.

Jurisdiction and Venue

15. Jurisdiction is proper in this court pursuant to diversity jurisdiction, 28 U.S.C. § 1332, because plaintiff CEI is a Maryland corporation, plaintiff CMF is a Maryland limited partnership, defendant The Reserve is a New York corporation, and

defendant The Reserve Fund is a Massachusetts business trust, and the amount in controversy exceeds $75,000.00.

16. Venue is proper in this judicial district pursuant to 28 U.S.C. § 1391(a)(1) because The Reserve Defendants' principal place of business is New York, New York and the event in controversy occurred in New York, New York.

Background

A. Reserve Primary Fund

17. The Fund is a money-market fund of The Reserve. Money-market funds, also known as principal stability funds, seek to limit exposure to losses due to credit, market, and liquidity risk. Money-market funds seek a stable $1.00 NAV, meaning that investors can always get back their principal, as well as interest earned by the fund on its investments.

18. In 1971, Bruce R. Bent established the Reserve Fund, the first money-market fund in the United States. Upon information and belief the Reserve Fund was offered to investors who were interested in preserving their cash and earning a small rate of return. Bent, on September 12, 2008, told The Wall Street Journal, "Money funds were meant to be boring and safe, he says, not the high-yield-chasing vehicles that some have become."

19. On information and belief The Fund touts itself as the oldest money-market fund in the nation and the top-performing money-market fund through 2007 among peers, returning a net of 5.37%. The Fund "is designed as an investment vehicle for short-term cash management and is intended to provide liquidity to shareholders."

20. Clark purchased and owns shares from the Institutional Class of The Fund. Upon information and belief institutional classes of money-market funds are high minimum investments, low expense share classes which are marketed to corporations.

21. Upon information and belief The Fund held $785 million in Lehman Bothers Holdings Inc. ("Lehman") commercial paper and medium-term notes.

22. The Fund "broke the buck" on September 16, 2008. Its NAV sunk to 97 cents a share, below the time-honored standard $1 a share, after writing off debt issued by Lehman. Upon information and belief The Fund's board revalued the Lehman holdings as worthless effective September 16, 2008 at 4:00 p.m.

23. The Reserve issued a press release on September 16, 2008, stating, "All redemption requests received before 3:00 p.m. would be redeemed at a net asset value of $1.00 per share." The Reserve further declared, "Effective today and until further notice, the proceeds of redemptions from The Primary Fund will not be transmitted to the redeeming investor for a period of up to seven calendar days after the redemption."

24. On September 15, 2008, Clark properly submitted a redemption request (Reserve Transaction Number 101820). This request was made prior to the effective date of the seven-day rule. Clark should have received the shares it redeemed within one business day. Clark has, as of the time of this Complaint, not received any funds in response to its September 15, 2008 request.

25. On September 16, 2008, Clark properly submitted two redemption requests (Reserve Transaction Numbers 102105 and 102076). These redemption requests were accepted at 1:39 p.m. (Reserve Transaction Number 102076), and 2:18 p.m. (Reserve Transaction Number 102105). Accordingly, both redemption requests were

made and accepted prior to the 3:00 p.m. cut-off. Clark should have received the shares it redeemed within one business day. Clark has, as of the time of this Complaint, not received any funds in response to its September 16, 2008 requests.

26. On September 17, 2008, counsel for Clark sent The Reserve a letter, care of Catherine Crowley, General Counsel, requesting redemption of the Clark shares. The letter also informed Crowley that failure to meet The Reserve's obligations with respect to these redemptions may cause Clark to incur additional damages. In response, Crowley orally represented on September 17, 2008 that Clark's redemptions were properly requested and accepted by The Reserve, and that Clark's September 16, 2008 requests were received by The Reserve prior to 3:00 p.m. and will be redeemed at a net asset value of $1.00 per share. Later that same day, counsel for Clark again sent a letter to Crowley requesting redemption of Clark's shares.

27. Clark is entitled to redemption of its shares.

B. The Prospectus

28. The Prospectus clearly states that shares of The Fund shall be redeemed within one business day.

29. The Prospectus contains the following provision both on the first page and in the section entitled "How to Sell Your Shares":

> You may redeem your shares on each day that the Funds' NAV is calculated. Shares will be redeemed at the next NAV determined after a proper redemption request, by telephone or in writing, is received by a Fund or by an authorized financial intermediary. Redemption requests received after the cut-off time for the calculation of a Fund's final NAV on any day will be redeemed at the net asset value calculated on the next business day. Proceeds from a redemption request will be transmitted to a shareholder *no later than the next business day* after the receipt of the redemption request in good order. Shares do not earn dividends on the day redemption is processed, regardless of the time the order is received.

30. It is undisputed that on September 15, 2008, Clark properly submitted a redemption request (Reserve Transaction Number 101820). According to the terms of the Prospectus, the proceeds from this redemption request should have been transmitted to Clark no later than September 16, 2008. They were not.

31. It is also undisputed that on September 16, 2008, Clark properly requested two redemptions (Reserve Transaction Numbers 102105 and 102076). According to the terms of the Prospectus, the proceeds from this redemption request should have been transmitted to Clark no later than September 17, 2008. They were not.

32. The Prospectus provides that the only instances in which the Funds "may suspend the redemption of shares [is] if trading is restricted on the NYSE, if an emergency is declared by the SEC or if otherwise permitted by SEC order." None of these events occurred. Nor has The Reserve, in its communications with representatives of Clark following The Reserve Defendants' failure to redeem Clark's shares, alleged that such events occurred.

COUNT I

(Breach of Contract)

33. Clark hereby incorporates by reference and realleges each and every allegation of the foregoing paragraphs as set forth fully herein.

34. The Reserve Defendants breached the Prospectus by failing to redeem Clark's shares within one business day.

35. The Reserve Defendants breached the provision of the Prospectus providing, "Proceeds from a redemption request will be transmitted to a shareholder *no later than the next business day* after the receipt of the redemption request in good order."

36. Clark has been harmed as a proximate result thereof.

37. Clark has been further harmed for having to secure alternate funding.

38. Clark has been damaged by an amount to be proven at trial by The Reserve Defendants' breach of contract.

Prayer for Relief

WHEREFORE, plaintiff Clark demands judgment against The Reserve Defendants as follows:

(a) Directing The Reserve Defendants to immediately redeem to Clark shares it indisputably owns;

(b) Awarding Clark actual and consequential damages under applicable law, as a result of the allegations alleged herein as established at trial;

(c) Awarding Clark interest on any award of actual damages at the rates prescribed by applicable law;

(d) Awarding Clark its costs and expenses in this litigation, including reasonable attorneys' fees and experts' fees and other costs and disbursements; and

(e) Awarding Clark such other and further relief as may be just and proper under the circumstances.

Jury Demand

Plaintiff demands a jury trial in this action.

Dated: New York, New York
September 22, 2008

Respectfully submitted,

STEPTOE & JOHNSON LLP

By: [signature]
Michael C. Miller
Evan Glassman
Michelle L. Levin
750 Seventh Avenue
New York, NY 10019
(212) 506-3900

Attorneys for Plaintiffs

AO 440 (Rev.8/01) Summons in a Civil Action

JUDGE SAND

UNITED STATES DISTRICT COURT

Southern District of New York

CLARK ENTERPRISES, INC. and THE CLARK MONEY FUND LIMITED PARTNERSHIP,

Plaintiffs,

v.

THE RESERVE and THE RESERVE FUND,

Defendants.

SUMMONS IN A CIVIL ACTION

CASE NUMBER: '08 CIV 8160

TO: (Name and address of Defendant)

The Reserve, 1250 Broadway, New York, New York 10001
The Reserve Fund, 1250 Broadway, New York, New York 10001

YOU ARE HEREBY SUMMONED and required to serve on PLAINTIFF'S ATTORNEY (name and address)

Michael C. Miller
Evan Glassman
Michelle L. Levin
Steptoe & Johnson LLP
750 Seventh Avenue
New York, NY 10019

an answer to the complaint which is served on you with this summons, within 20 days after service of this summons on you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. Any answer that you serve on the parties to this action must be filed with the Clerk of this Court within a reasonable period of time after service.

J. MICHAEL McMAHON

CLERK

SEP 22 2008

DATE

(By) DEPUTY CLERK

American LegalNet, Inc.
www.FormsWorkflow.com

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

GEORGE C. DYER, individually and on behalf of all others similarly situated, Plaintiff, v. THE RESERVE FUND, THE PRIMARY FUND, RESERVE MANAGEMENT COMPANY, INC., THE RESERVE, BRUCE R. BENT, WILLIAM E. VIKLUND, EDWIN EHLERT, JR., JOSEPH D. DONNELLY, WILLIAM J. MONTGORIS, FRANK J. STALZER, RONALD J. ARTINIAN, SANTA ALBICOCCO, STEPHEN P. ZIENIEWICZ, BRUCE R. BENT II, and ARTHUR T. BENT, Defendants.	Civil Action No. __________ ECF CASE **CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS** **JURY TRIAL DEMANDED**

FULL CAPTION

JUDGE COTE

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

08 CV 8139

GEORGE C. DYER, individually and on behalf of all others similarly situated, Plaintiff, v. THE RESERVE FUND, THE PRIMARY FUND, RESERVE MANAGEMENT COMPANY, INC., THE RESERVE, BRUCE R. BENT, WILLIAM E. VIKLUND, EDWIN EHLERT, JR., JOSEPH D. DONNELLY, WILLIAM J. MONTGORIS, FRANK J. STALZER, RONALD J. ARTINIAN, SANTA ALBICOCCO, STEPHEN P. ZIENIEWICZ, BRUCE R. BENT II, and ARTHUR T. BENT, Defendants.	Civil Action No. ________ ECF CASE **CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS** **JURY TRIAL DEMANDED**

U.S. DISTRICT COURT FILED
2008 SEP 19 PM 4:21
S.D. OF N.Y.

Plaintiff, on behalf of himself and all others similarly situated, alleges the following upon personal knowledge as to himself and his own acts, and upon the investigation of his counsel, which included, among other things, interviews of potential witnesses, a review and analysis of Defendants' public documents, filings with the United States Securities and Exchange Commission ("SEC"), and press and media reports regarding the Primary Fund. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of all persons and entities who purchased or held shares of the Primary Fund, and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Company Act of 1940 (the "ICA").

JURISDICTION AND VENUE

2. Federal subject matter jurisdiction exists pursuant to 28 U.S.C. § 1331, Section 22 of the Securities Act, Section 27 of the Exchange Act, and Section 44 of the ICA.

3. Venue is proper in this District under 28 U.S.C. § 1391(b), because Defendants conduct substantial business within this District. The Reserve Fund, the Primary Fund, Reserve Management Company, Inc. and The Reserve all maintain their headquarters and principal places of business in this District. Many of the alleged acts, transactions, and conduct complained of, including the formulation of investment policy and the dissemination of public filings and other publicly disseminated materials concerning the Primary Fund occurred in this District.

4. In connection with the acts alleged in this Complaint, Defendants directly and indirectly used the means and instrumentalities of interstate commerce, including the mails, telephone communications, and the facilities of the national securities exchanges.

THE PARTIES

5. Plaintiff George C. Dyer ("Plaintiff"), as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased shares of the Primary Fund during the Class Period and was damaged thereby.

6. Defendant The Reserve Fund is an open-end management investment company registered with the SEC under the Investment Company Act of 1940. The Reserve Fund has its principal place of business in New York, New York. The Reserve Fund and its Board of Trustees are responsible for preparing documents pertaining to the Primary Fund including any Prospectus or Statement of Additional Information, filing those documents with the SEC, and disseminating those documents to investors in the Primary Fund. The Reserve Fund and its Board of Trustees are responsible for ensuring that the Primary Fund complies with its stated investment objectives.

7. Defendant Primary Fund is one of the series of money market funds comprising The Reserve Fund. The Primary Fund has its principal place of business in New York, New York. The Primary Fund is issued in the following classes: (1) Primary Fund Class R; (2) Primary Fund Investor Class I; (3) Primary Fund Investor Class II; (4) Primary Fund Investor Class III; (5) Primary Class Treasurer's Trust; (6) Primary Fund Liquidity Class I; (7) Primary Fund Liquidity Class II; (8) Primary Fund Liquidity Class III; (9) Primary Fund Liquidity Class IV; (10) Primary Fund Liquidity Class V; and (11) Primary Fund Class Institutional.

8. Defendant Reserve Management Company, Inc. ("RMCI") is a registered investment adviser and the investment adviser for The Reserve Fund and the Primary Fund. RMCI has a long-standing Investment Management Agreement with The Reserve Fund. RMCI is a wholly-owned subsidiary of Defendant The Reserve. RMCI has its principal place of business in New York, New York.

9. Defendant The Reserve is a privately-held company that describes itself as a leading cash management provider for institutions, banks, brokers, advisors and individual investors. The Reserve claims to have created the world's first money market

fund in 1970. The Reserve is the parent company of RMCI. The Reserve has its principal place of business in New York, New York.

10. Defendant Bruce R. Bent ("Bent") is the Chairman, President, Treasurer and a Trustee of The Reserve Fund and the Primary Fund. He is also the President of RMCI and the Chairman and Chief Executive Officer of The Reserve. He is the father of Defendants Bruce R. Bent II and Arthur T. Bent.

11. Defendant William E. Viklund ("Viklund") is a Trustee of The Reserve Fund and the Primary Fund. He has served as a Trustee since the inception of the Funds in 1970, and serves as a Trustee of other Reserve funds.

12. Defendant Edwin Ehlert, Jr. ("Ehlert") is a Trustee of The Reserve Fund and the Primary Fund. He has served as a Trustee since the inception of the Funds in 1970, and serves as a Trustee of other Reserve funds.

13. Defendant Joseph D. Donnelly ("Donnelly") is a Trustee of The Reserve Fund and the Primary Fund. He has served as a Trustee since the inception of the Funds in 1970, and serves as a Trustee of other Reserve funds.

14. Defendant William J. Montgoris ("Montgoris") is a Trustee of The Reserve Fund and the Primary Fund. He has served as a Trustee since the inception of the Funds in 1970, and serves as a Trustee of other Reserve funds.

15. Defendant Frank J. Stalzer ("Stalzer") is a Trustee of The Reserve Fund and the Primary Fund. He has served as a Trustee since the inception of the Funds in 1970, and serves as a Trustee of other Reserve funds.

16. Defendant Ronald J. Artinian ("Artinian") is a Trustee of The Reserve Fund and the Primary Fund. He has served as a Trustee since the inception of the Funds in 1970, and serves as a Trustee of other Reserve funds.

17. Defendant Santa Albicocco ("Albicocco") is a Trustee of The Reserve Fund and the Primary Fund. He has served as a Trustee since the inception of the Funds in 1970, and serves as a Trustee of other Reserve funds.

18. Defendant Stephen P. Zieniewicz ("Zieniewicz") is a Trustee of The Reserve Fund and the Primary Fund. He has served as a Trustee since the inception of the Funds in 1970, and serves as a Trustee of other Reserve funds.

19. Defendant Bruce R. Bent II ("Bent II") is the Co-Chief Executive Officer, Senior Vice President and Assistant Treasurer of The Reserve Fund and the Primary Fund. He is also the Senior Vice President, Secretary and Assistant Treasurer of RMCI and an officer and Director of The Reserve. He is the son of Defendant Bruce Bent and the brother of Defendant Arthur Bent.

20. Defendant Arthur T. Bent ("A. Bent") is the Co-Chief Executive Officer, Senior Vice President and Assistant Treasurer of The Reserve Fund and the Primary Fund. He is also the Chief Operating Officer, Senior Vice President and Assistant Secretary of RMCI and an officer and Director of The Reserve. He is the son of Defendant Bruce Bent and the brother of Defendant Bruce Bent II.

21. Defendants Bent, Viklund, Ehlert, Donnelly, Montgoris, Stalzer, Artinian, Abicocco, Zieniewicz, Bent II and A. Bent are at times referred to as the "Individual Defendants" in this Complaint.

22. The Individual Defendants and Defendants The Reserve Fund, RMCI and The Reserve are referred to as "Controlling Persons" in this Complaint.

SUBSTANTIVE ALLEGATIONS

Background

23. Money market funds are considered as safe and as liquid as cash and bank deposits because of their regulation by the SEC and the requirement that they invest exclusively in high-quality, short-term conservative investments.

24. Virtually all money market funds trade at par with a net asset value ("NAV") of $1.00 per share. As a result, investors who purchase money market funds expect to receive their principal in full plus any interest or dividends accrued when they sell their shares.

25. In the 38 years since the creation of the first money market fund, of the thousands of such funds in existence and more than $3.5 trillion invested, only one small fund (with assets of $82 million) has ever resulted in a loss of principal to investors due to its NAV falling below $1.00 per share. The decline in a money market fund's NAV below $1.00 is known as "breaking the buck."

26. The Primary Fund is the first money market fund, and was created by Defendants in 1970. As of the end of August 2008, the Primary Fund was one of the largest money market funds in the United States, with assets of more than $65 billion.

Defendants' Untrue Statements and Omissions During the Class Period

27. On September 28, 2007, Defendants filed with the SEC and issued a Prospectus (the "Prospectus") and Statement of Additional Information ("SAI") for the Primary Fund. The Prospectus incorporates by reference the SAI, and the SAI incorporates by reference the Prospectus.

28. The Prospectus states: "The investment objective of the Primary Fund ... is to seek as high a level of current income as is consistent with the preservation of capital and liquidity."

29. The Prospectus states that "[t]he investment adviser to the Funds monitors a range of economic and financial factors. Based on this analysis, the assets of the Funds are invested in a mix of U.S. dollar-denominated money market securities that are intended to provide as high a yield as possible without violating each Fund's credit quality and maturity policies or jeopardizing the stability of the share price. The average maturity for each Fund's securities portfolio will not be more than 90 days."

30. The Prospectus makes the following statements about how the NAV is calculated and how investors may sell their shares:

> ***Calculation of Net Asset Value.*** Each Fund's NAV is calculated as of its cut-off time for accepting purchase orders and redemption requests (the "cut-off time"). The cut-off time is 5:00 p.m. Eastern Time for the Primary Fund....Generally, the NAV is not calculated and purchase and redemption orders are not accepted on days that the New York Stock Exchange ("NYSE") is closed....
>
> * * *
>
> You may redeem your shares on each day that the Funds' NAV is calculated. Shares will be redeemed at the next NAV determined after a proper redemption request, by telephone or in writing, is received by a Fund, or by an authorized financial intermediary. Redemption requests received after the cut-off time for the calculation of a Fund's NAV on any day will be redeemed at the net asset value calculated on the next business day.

31. The SAI states: "The investment objective of each Fund [including the Primary Fund] is to seek as high a level of current income as is consistent with preservation of capital and liquidity. This investment objective is a fundamental policy and may not be changed without the vote of a majority of the outstanding shares of the

Fund as defined in the Investment Company Act." The SAI continues: "***Fundamental Policies.*** Each Fund's investment objective and the following fundamental investment policies may not be changed without the affirmative vote of a majority of the outstanding shares of a Fund."

32. The SAI also represents that "[i]nvestments in commercial paper will be of high quality" and that if a security's high-quality rating changes after purchase by a Fund, Defendant RMCI will whatever action is "determined to be in the best interest of the Fund."

33. According to the SAI, the credit ratings Defendant RMCI uses to evaluate securities are general and not absolute standards of quality and that while RMCI may use these ratings in determining whether to purchase, sell or hold a security, it will consider other events in determining whether a Fund should continue to hold a security already purchased.

34. On January 29, 2008, Defendants filed with the SEC and issued the Semi-Annual Report for the Primary Fund for the period ended November 30, 2007. The Semi-Annual Report represents that "the Funds [including the Primary Fund] generally invest in a more conservative and risk adverse manner than their peers" and that "the Funds typically have a shorter average maturity than many other money market funds."

35. The Semi-Annual Report also includes a letter from Defendant Bent, dated January 25, 2008, which states as follows:

> The current liquidity and mortgage crises have provoked everyone – institutions, corporations and individuals – to question just how safe their cash really is. And it's about time.
>
> The management of a money market fund is counter-cultural to the vast majority of organizations that sponsor or manage virtually all the money funds because these organizations are not specialists in cash

management. Rather they manage stock and bond funds, the focus of which is the highest rate of return, *not* safety of principal, liquidity and soundness of sleep.

When we created the world's first money fund in 1970, we clearly stipulated the tenets that define a money fund: sanctity of principal, immediate liquidity, a reasonable rate of return – all while living under the overarching rubric of boring investors into a sound sleep. Unfortunately, a number of firms that sponsor money funds, and a number of investors that selected them, have lost sight of the purpose of a money fund and the simple rules that guide them in their foolhardy quest for a few extra basis points. (A basis point is 1/100 of 1% or $10 on $100,000 invested for an entire year.) The cash entrusted to a money fund is your reserve resource that you expect to be there no matter what. This is why we call ourselves The Reserve. Be you an individual, institution or a Fortune 500 company, this is your working capital to pay the rent, to finance inventory and receivables, to put food on the table. This is definitely not money to take risks with, and that is exactly how it should be managed.

We have been "accused" by some of asserting these tenets as if they were dogma, to which The Reserve pleads: Guilty as charged. If one focused on the goal of effective cash management, the truths to accomplish it are self evident and unequivocal, and reaching for yield while risking principal, liquidity or peace of mind is not among them. Let us hope that this dance on the precipice will re-instill the objectivity that is crucial to cash management in both the money managers and the investors who have exhorted them to take a flyer. After all, how dangerous could it be? It's *only* cash management.

Cash is the very lifeblood of every individual and organization, yet despite the critical nature of cash, it is the least researched asset class, the results of which have created the current problems in the market place.

36. In July 2008, Defendants issued a brochure for the Primary Fund, dated June 30, 2008. The brochure represents that the "Primary Fund's investment objective is to seek as high a level of current income as is consistent with the preservation of capital and liquidity." The brochure also represents that the high ratings for the Primary Fund "signify excellent safety of invested principal and a superior capacity to maintain a $1.00 per share net asset value at all times. This is accomplished through conservative investment practices and strict internal controls."

37. On August 8, 2008, Defendants filed with the SEC and issued the Annual Report for the Primary Fund for the fiscal year ended May 31, 2008. The Annual Report includes a letter from Defendant Bent, dated July 28, 2008, which states as follows:

> After a recent speech a questioner asked what I would do if I was appointed Chairman of the Federal Reserve. I responded that I would immediately resign and go back to being Chairman of The Reserve. Here is why. We are at the flex point in our economy. Inflation pressures that were apparent last summer are still present. Because of the crisis of confidence that emerged last year, inflation fighting was put on hold, interest rates were dropped to protect the valuation of securities and therefore the integrity of investment banks, commercial banks and some money market mutual funds too as it worked out. Unfortunately, the crisis of confidence is not over but the market has improved dramatically.
>
> Many dangerously Structured Investment Vehicles (SIVs) were folded by their sponsors which had the effect of taking matches from children that had proved themselves unworthy of the responsibility, underscoring my earlier points that not anyone can run a money fund. One year has passed since the subprime and SIV crisis shook the foundation of our markets, which has investors questioning the safety of their money funds. Good!
>
> We are pleased to report that you, and the markets in general, have embraced the very concept and foundation on which The Reserve was founded, an unwavering discipline focused on protecting your principal, providing daily liquidity and transparency, and all the while boring you into a sound sleep. Experience has prevailed and as a result, The Reserve's assets grew by nearly 100%, or $60 billion, over the past year.

38. The statements by Defendants in the Prospectus, the SAI, the Semi-Annual Report, the Annual Report and elsewhere, described above, contained materially untrue and misleading information about the Primary Funds' business, operations, investments, internal controls and redemption practices for the reasons that follow.

39. Defendants misrepresented the Primary Fund's investment objectives and investment strategy. Defendants falsely represented that the main objective of the Primary Fund was preservation of capital and liquidity and stability of the share price. Defendants also falsely represented that the Primary Fund used conservative investment

practices.

40. Defendants failed to disclose that in an effort to boost the yields on the Primary Fund to retain current investors and attract new investors, they had abandoned the stated objective and investment strategy of the Primary Fund and were willing to risk principal and liquidity by investing in risky and less conservative securities to increase yields.

41. In the spring of 2008, after Bear Stearns had collapsed and while Lehman Brothers Holdings ("Lehman") was widely considered to be the next victim of the ongoing banking crisis, Defendants chose to more than double the amount of money the Primary Fund invested in Lehman commercial paper to $785 million or 1.24 percent of its investments. Defendants did so because these securities were paying higher returns than other comparable securities, which reflected the increased risk of investing in Lehman at the time.

42. By investing in these riskier securities, Defendants were able to increase the yields on the Primary Fund. This investment strategy is contrary to the stated investment objectives of the Primary Fund, contrary to Defendants' representations throughout the Class Period about their investment strategy for the Primary Fund, and is exactly what Defendant Bent complained that other money market funds were doing in his January 25, 2008 letter and vowed never to do at The Reserve.

43. Defendants falsely represented that they had strict internal controls and actively monitored economic and financial factors that might impact the Primary Fund. Despite these professed internal controls, Defendants caused the Primary Fund to purchase and remain invested in Lehman securities during the Class Period, even though Lehman teetered on the verge of bankruptcy.

44. Defendants failed to disclose during the Class Period that the Primary Fund lacked adequate internal controls to research and monitor the investments made by the Primary Fund effectively, were not actively monitoring economic financial factors that might impact the Primary Fund, and were continuing to invest in securities that were increasingly at risk for default.

45. Defendants falsely represented that the NAV for the Primary Fund would be calculated as of its cut-off time at 5:00 p.m. Eastern Time on business days, and that shares would be redeemed at the next NAV determined after a proper redemption request was received by the Primary Fund.

46. Defendants failed to disclose that they would calculate the NAV prior to 5:00 p.m. Eastern Time, and that they would allow certain investors to redeem their shares of the Primary Fund at the previous day's NAV, rather than the next determined NAV.

The Truth is Revealed

47. On September 15, 2008, Lehman filed for protection under Chapter 11 of the United States Bankruptcy Code.

48. On September 16, 2008, Defendants shocked the market by announcing that the Primary Fund had "broken the buck" and that its NAV had fallen to $0.97 per share due to huge losses in Lehman debt securities that the Primary Fund had written off to $0. Defendants also announced restrictions on the ability of investors to redeem their shares of the Primary Fund. A press release issued by The Reserve stated in pertinent part:

> The value of the debt securities issued by Lehman Brothers Holdings, Inc. (face value $785 million) and held by the Primary Fund has been valued at zero effective as of 4:00PM New York time today. As a result, the NAV

of the Primary Fund, effective as of 4:00PM, is $0.97 per share. All redemption requests received prior to 3:00PM today will be redeemed at a net asset value of $1.00 per share.

Effective today and until further notice, the proceeds of redemptions from The Primary Fund will not be transmitted to the redeeming investor for a period of up to seven calendar days after the redemption. The seven-day redemption delay will not apply to debit card transactions, ACH transactions or checks written against the assets of the Primary Fund provided that any such transaction from an investor, individually or in the aggregate, does not exceed $10,000.

49. In contravention of the Prospectus, Defendants allowed investors who made requests for their shares to be sold prior to 3:00 p.m. Eastern Time on September 16, 2008, to be redeemed at the previous day's NAV of $1.00 per share, not at the next determined NAV of $0.97.

50. Defendants subsequently admitted that more than $40 billion, or 60% of the net assets of the Primary Fund, had been withdrawn by investors, mostly institutional investors, in the two days preceding the disclosure that the Primary Fund had "broken the buck."

51. As a result of the extraordinary and unexplained volume of redemptions immediately preceding Defendants' disclosure on September 16, 2008, the losses suffered by those investors remaining in the Primary Fund were magnified because they were absorbed by $23 billion in assets, rather than the $63 billion in assets which existed just a day or two earlier.

52. Commenting on these disclosures, Don Phillips, a managing director at Morningstar Inc. stated that "[t]hey didn't just break the buck, they shattered it . . . People say that if you break the buck on a money market fund, you're saying that you don't want to be in the money market business anymore." Peter Crane, the President of Crane Data LLC, stated that "[t]his is uncharted territory" and "[t]hat's certainly a stunner."

53. On September 16, 2008, Standard & Poor's ("S&P") downgraded its rating of the Primary Fund from the highest possible rating of AAAm ("extremely strong capacity to maintain principal stability and to limit exposure to principal losses due to credit, market, and/or liquidity risks") to Dm ("failure to maintain principal stability resulting in a realized or unrealized loss of principal"). S&P's release stated in pertinent part:

> **Two Reserve Money Market Funds & Colorado Diversified Trust Lowered to 'Dm'; Others Watch Neg**
>
> NEW YORK (Standard & Poor's) Sept. 16, 2008--Standard & Poor's Ratings Services said today that it has lowered its principal stability fund rating on the Reserve Funds - Primary Fund, Reserve International Liquidity Fund Ltd., and the Colorado Diversified Trust (CDT) to 'Dm' from 'AAAm' due to exposure to defaulted Lehman Brothers Holdings Inc. commercial paper.
>
> * * *
>
> With the exception of the three funds, which paid out less than $1.00 per share NAV (i.e. 'broke the dollar') outlined above, no other principal stability rated funds are affected by exposure to Lehman. The majority of rated funds stopped investing in Lehman prior to Lehman's bankruptcy filing, and many others were rolling overnight (one-day) repos that were paid in full on Monday, Sept. 15, 2008. The remaining rated funds that held Lehman paper either had their exposures purchased out by their parent companies or are in the process of obtaining credit support agreements (CSAs). We currently assign principal stability fund ratings (PSFRs) to more than 525 money market-type funds in the U.S. and Europe. Assets of all funds with our PSFRs total more than $2 trillion.
>
> The rating actions taken on the Reserve Primary Fund & Reserve International Liquidity Fund Ltd. are based on each fund's exposure to debt securities issued by Lehman Brothers Holdings, Inc. These exposures totaled $750 million (face value) in Primary and $125 million exposure (face value) in the International Liquidity Fund. These holdings were valued at zero, and when this markdown was combined with the enormous redemptions experienced by the funds over the past two days, it resulted in a NAV payout of $0.97 per share.
>
> * * *

> S&P principal stability fund ratings (PSFRs), also called money-market fund ratings, are generally assigned to SEC-registered (2a-7) money-market funds, government investment pools, separate accounts, and other managed pools of fixed-income assets whose objective and investment policies are intended to provide a stable (i.e. $1.00 per share) NAV. PSFRs may also be assigned to non-U.S.-domiciled funds with an accumulating share value. PSFRs range from 'AAAm' (extremely strong capacity to maintain principal stability and to limit exposure to principal losses due to credit, market, and/or liquidity risks) to 'Dm' (failure to maintain principal stability resulting in a realized or unrealized loss of principal). The 'm' distinguishes the PSFR from our traditional debt ratings, which are usually not subscripted and that indicate our opinion of a borrower's ability to repay principal and interest on a timely basis. As part of our fund-rating process, we review holdings and summary information of principal stability-rated funds weekly.
>
> Standard & Poor's fund credit quality and volatility ratings are based on its analysis of a fund's eligible portfolio investments and strategy, historical return volatility, and management. The seven-category credit quality rating scale ranges from 'AAAf' (highest level of protection) to 'CCCf' (least protection). The ratings from 'AAAf' to 'CCCf' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
>
> Volatility ratings range from lowest volatility ('S1', with certain funds designated a plus sign {+} to indicate the fund's extremely low sensitivity to changing market conditions) to highest volatility ('S6'). As part of our fund rating process, we review holdings and summary information of fund credit and volatility rated funds monthly.

	TO	FROM
Reserve Funds - Primary Fund	Dm	AAAm

54. In a September 18, 2008 article on the Primary Fund, the *Wall Street Journal* noted the many instances that Defendant Bent had criticized other money market funds for buying commercial paper and engaging in other risky investment strategies to increase yields, and then concluded that "[d]espite his conservative rhetoric, the Reserve Fund's focus has actually shifted to riskier asset-backed commercial paper. Sure enough, the point was to help fatten its yields, which increased assets 95% in the past year through June to $125 billion."

55. The SEC subsequently announced that it was in discussions with Defendants about the Primary Fund and that SEC examiners were on-site to monitor the activities of Defendants including the Primary Fund.

56. On September 18, 2008, Defendants announced that the Primary Fund, along with all of the other money market funds managed by Defendants, would be closed and would not be selling any additional shares, except for dividend reinvestments. *MarketWatch* reported on September 19, 2008 that "The Reserve's money-market fund business may be drawing to a close."

CLASS ACTION ALLEGATIONS

57. Plaintiff brings claims under the Securities Act and the Exchange Act on behalf of himself and a class of persons (the "Class") initially defined as follows: All persons or entities who purchased shares of any class of the Primary Fund between September 28, 2007 and September 16, 2008, inclusive, and who were damaged thereby.

58. Plaintiff brings a claim under the ICA on behalf of himself and a class of persons (the "ICA Class") initially defined as follows: All persons or entities who owned shares of any class of the Primary Fund, and who were damaged thereby.

59. Excluded from the Class and the ICA Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns, any entity in which Defendants have or had a controlling interest, the judge to whom this case is assigned and his or her immediate family.

60. The Class and the ICA Class are referred to as the "Classes" in this Complaint.

61. This action has been brought and may properly be maintained, pursuant to Federal Rules of Civil Procedure 23(a)(1)-(4), 23(b)(1), (2) or (3), and case law thereunder.

62. __Numerosity of the Classes__ – Fed. R. Civ. P. 23(a)(1): Members of the Classes and the are so numerous that their individual joinder herein is impracticable. Throughout the Class Period, shares of the Primary Fund were actively traded. Although the precise number of members of the Classes and their addresses are unknown to Plaintiff at this time, Plaintiff believes there to be, at a minimum, thousands of members in the proposed Classes. As of the end of the Class Period, the Primary Fund had approximately 23 billion shares outstanding. Members of the Classes are readily ascertainable from Defendants' records and may be notified of the pendency of this action by mail, supplemented (if deemed necessary or appropriate by the Court) by published notice.

63. __Existence and Predominance of Common Questions of Law and Fact__ – Fed. R. Civ. P. 23(a)(2), (b)(3): Common questions of law and fact exist as to all members of the Classes. These questions predominate over the questions affecting only individual members of the Classes. These common legal and factual questions include:

a. Whether the federal securities laws were violated by Defendants' acts alleged herein;

b. Whether Defendants made untrue statements and/or omissions of material fact to the investing public during the Class Period;

c. Whether the Primary Fund deviated for an investment objective or a fundamental investment policy that could only be changed by a shareholder vote; and

d. Whether Class members sustained damages and the proper measure of damages.

64. **Typicality** – Fed. R. Civ. P. 23(a)(3): Plaintiff's claims are typical of the claims of members of the Classes because Defendants wrongful and unlawful conduct, as alleged herein, similarly affected all members of the Classes.

65. **Adequacy** – Fed. R. Civ. P. 23(a)(4): Plaintiff is an adequate representative of the Classes because his interests do not conflict with the interests of the members of the Classes he seeks to represent. Plaintiff has retained counsel competent and experienced in complex class action litigation, and Plaintiff intends to prosecute this action vigorously. The interest of members of the Classes will be fairly and adequately protected by Plaintiff and his counsel.

66. **Superiority** – Fed. R. Civ. P. 23(b)(3): The class action is superior to other available means for the fair and efficient adjudication of the claims alleged in this Complaint. The damages suffered by each individual member of the Classes may be limited. Damages of such magnitude are small given the burden and expense of individual prosecution of the complex and extensive litigation necessitated by Defendants' conduct. Further, it would be virtually impossible for the members of the Classes individually, to redress effectively the wrongs done to them. Even if the members of the Classes themselves could afford such individual litigation, the court system could not. Individualized litigation presents a potential for inconsistent or contradictory judgments. Individualized litigation increases the delay and expense to all parties and the court system presented by the complex legal and factual issues of the case. By contrast, the class action device presents far fewer management difficulties, and provides the benefits of single adjudication, economy of scale, and comprehensive supervision by a single court.

67. **<u>Certification under Fed. R. Civ. P. 23(b)(1) and/or 23(b)(2).</u>** Certification may also be appropriate under Fed. R. Civ. P. 23(b)(1) and/or (b)(2) because:

a. the prosecution of separate actions by individual members of the Classes would create a risk of inconsistent or varying adjudications with respect to individual members of the Classes which would establish incompatible standards of conduct for Defendants;

b. the prosecution of separate actions by individual members of the Classes would create a risk of adjudications with respect to them which would, as a practical matter, be dispositive of the interests of other members of the Classes not parties to the adjudications, or substantially impair or impede their ability to protect their interests; and

c. Defendants have acted or refused to act on grounds generally applicable to the Classes, thereby making appropriate final injunctive relief with respect to the Classes as a whole.

NO STATUTORY SAFE HARBOR

68. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint.

69. The statements pleaded herein were not identified as "forward-looking statements" when made.

70. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements.

71. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statement pleaded, Defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made and so identified, the speaker knew or recklessly disregarded that the forward-looking statement was materially false or misleading, and/or the forward-looking statement was authorized

and/or approved by Defendants who knew or recklessly disregarded that those statements were false when made.

ADDITIONAL SCIENTER ALLEGATIONS

72. Defendants acted with scienter in that Defendants knew that the public statements issued or disseminated in the name of Defendants were materially false and misleading; knew that such statements would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements as primary violations of the federal securities laws.

73. Defendants culpably participated in the fraudulent scheme alleged herein through their knowledge of the true facts regarding the Primary Fund; their control over, receipt of and/or modification of the materially misleading omissions and misstatements about the Primary Fund; and/or their associations with the Primary Fund which made them privy to confidential proprietary information concerning the Primary Fund.

74. Defendants participated in the wrongful conduct alleged in this Complaint, had actual knowledge of such fraudulent conduct, and/or were highly motivated to allow and facilitate such wrongful conduct.

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE-MARKET DOCTRINE

A. Reliance on Material Omissions

75. To the extent required, a presumption of reliance is applicable here due to Defendants' uniform failure to disclose material facts about the Primary Fund's business, operations, investments, internal controls and redemption practices in the Prospectus, SAI and other public statements and filings.

76. The facts that Defendants failed to disclose, were material in that there is a substantial likelihood that the disclosure of these facts would have been viewed by a reasonable investor as having significantly altered the total mix of information made available about the Primary Fund's business, operations, investments, internal controls and redemption practices.

77. Plaintiff and other Class members would not have purchased shares of the Primary Fund, or alternatively, would not have purchased those shares on the terms at which they did, had Defendants' omissions of material fact not concealed the true nature of the Primary Fund's business, operations, investments, internal controls and redemption practices.

B. Fraud on the Market

78. In the alternative, and to the extent required, a presumption of reliance is applicable here because the market for money market funds including the Primary Fund was well-developed and efficient throughout the Class Period.

79. The presumption of reliance, based on the fraud-on-the-market doctrine, is applicable here, because among other things:

a. Defendants made untrue statements and omissions of fact concerning the Primary Fund's business, operations, investments, internal controls and redemption practices during the Class Period;

b. The untrue statements and omissions of fact were material in that there is a substantial likelihood that the disclosure of these facts would have been viewed by a reasonable investor as having significantly altered the total mix of available information about the Primary Fund's business, operations, investments, internal controls and redemption practices;

c. The untrue statements and omissions alleged would tend to induce a reasonable investor to misjudge, among other things, the asset value of the shares of the Primary Fund; and

d. Plaintiff and other Class members purchased shares of the Primary Fund after Defendants made these untrue statements and omissions, and did so without knowledge of the omitted and misrepresented facts.

80. Money market funds including the Primary Fund have existed since 1970, and the market for such funds has developed rapidly since that time.

81. Throughout the Class Period, the market for money market funds digested current information regarding the Primary Fund and reflected that information in the asset value for shares of the Primary Fund.

82. Material news concerning the Primary Fund had a prompt and immediate effect on the asset value of its shares, as evidenced by, among other things, the rapid decline in the asset value after the announcement that the Primary Fund would write off its investments in Lehman securities.

83. Defendants and other persons associated with the Primary Fund regularly communicated with public investors through established market communication mechanisms, including regularly disseminating reports, issuing press releases on major national newswire services, communicating with the financial press, and making public disclosures through other similar reporting services.

84. Under these circumstances, all purchasers of shares of the Primary Fund suffered similar injury due to the fact that those shares were overvalued throughout the Class Period, and therefore a presumption of reliance applies.

85. When Plaintiff and other Class members purchased shares of the Primary Fund, they did not know about, and could not reasonably have discovered, Defendants' conduct alleged in this Complaint.

86. Plaintiffs and other Class members would not have purchased shares of the Primary Fund, or alternatively, would not have purchased those shares on the terms at which they did, but for Defendants' conduct.

LOSS CAUSATION/ECONOMIC LOSS

87. During the Class Period, as detailed herein, Defendants engaged in a course of conduct and made untrue statements and omissions of material fact about the Primary Fund's business, operations, investments, internal controls and redemption practices which artificially inflated asset values of shares of the Primary Fund.

88. Defendants achieved this by describing the high-quality and conservative nature of the Primary Fund's investments, investing strategy and internal controls, while failing to disclose the material foreseeable risk that the Primary Fund would invest in higher risk instruments to achieve increased yields, as detailed herein.

89. The materialization of the risks concealed by Defendants was foreseeable to Defendants throughout the Class Period.

90. Those risks materialized when Lehman filed for bankruptcy and the Primary Fund wrote off the value of its Lehman investments at the end of the Class Period.

91. At that point, Defendants' prior untrue statements and omissions of material fact were disclosed and became apparent to the market, causing the asset value of shares of the Primary Fund fell precipitously as the prior artificial inflation came out of the Primary Fund's share price.

92. As a result of their purchases of shares of the Primary Fund during the Class Period, Plaintiff and other Class members suffered economic loss, *i.e.*, damages under the federal securities laws.

93. The decline in the asset value of shares of the Primary Fund at the end of the Class Period was a direct and proximate result of the materialization of the undisclosed risks about the Primary Fund's business, operations, investments, internal controls and redemption practices.

COUNT I

Violation of Section 12(a)(2) of the Securities Act Against All Defendants

94. Plaintiff brings this cause of action pursuant to Section 12(a)(2) of the Securities Act on behalf of himself and the Class against all Defendants.

95. Plaintiff repeats and realleges ¶¶ 1-70 and 75-93 above. For purposes of this cause of action, however, Plaintiff explicitly disclaims and excludes any statement that alleges or can be construed to allege that Defendants committed intentional or reckless misconduct or that Defendants acted with scienter or intent to defraud.

96. Defendants, individually and in concert, offered or sold shares of the Primary Fund by the use, means or instrumentalities of transportation or communication in interstate commerce and/or of the mails, by means of the Prospectus and the SAI.

97. As described herein, the Prospectus and the SAI included untrue statements of material fact and/or omitted to state material facts necessary in order to make those statements, in the light of the circumstances under which they were made, not misleading.

98. The untrue statements and omissions of fact were material in that there is a substantial likelihood that a reasonably prudent investor would consider disclosure of the misrepresented and/or omitted facts as having significantly altered the total mix of information available about the business, operations, investments, internal controls and

redemption practices of the Primary Fund.

99. Plaintiff and other Class members purchased shares of the Primary Fund pursuant and/or traceable to the defective Prospectus and the SAI. Plaintiff and other Class members did not know, or in the exercise of reasonable diligence could not have known, of the untrue statements and omissions of material fact contained in the Prospectus and the SAI.

100. Defendants owed to Plaintiff and other Class members, as purchasers of shares of the Primary Fund, the duty to make a reasonable and diligent investigation of the statements contained in the Prospectus and the SAI to ensure that such statements were true and that there were no omissions of material fact required to be stated in order to make the statements contained therein not misleading. In the exercise of reasonable care, Defendant should have known that the Prospectus and the SAI contained the misstatements and omissions alleged herein.

101. As a direct and proximate result of Defendants' having made untrue statements and omissions of material fact contained in the Prospectus and the SAI, the value of the assets of the Primary Fund depreciated, which caused Plaintiff and other Class members to suffer a loss.

102. By reason of the conduct alleged herein, Defendants have violated, and/or controlled a person who violated, Section 12(a)(2) of the Securities Act.

103. On behalf of himself and other Class members, Plaintiff offers to tender to Defendants those shares of the Primary Fund which he and other Class members continue to own, in return for the consideration paid for those securities together with interest thereon. To the extent that Plaintiff and other Class members have sold shares of the Primary Fund at a loss, they are entitled to damages.

COUNT II

Violation of Section 15 of the Securities Act Against The Controlling Person Defendants

104. Plaintiff brings this cause of action pursuant to Section 15 of the Securities Act on behalf of himself and the Class against all Defendants.

105. Plaintiff repeats and realleges ¶¶ 1-70 and 75-103 above. For purposes of this cause of action, however, Plaintiff explicitly disclaims and excludes any statement that alleges or can be construed to allege that Defendants committed intentional or reckless misconduct or that Defendants acted with scienter or intent to defraud.

106. The Controlling Person Defendants acted as controlling persons of the Primary Fund within the meaning of Section 15 of the Securities Act as alleged herein. By virtue of their high-level positions, stock ownership, management, and/or participation in the operations and investment decisions of the Primary Fund, the Controlling Person Defendants had and exercised the power to influence and control the decision-making of the Primary Fund, including the content and dissemination of the Prospectus and the SAI which contained the untrue statements and omissions of material fact described herein.

107. Each of the Controlling Person Defendants was a culpable participant in the violations of Section 12(a)(2) of the Securities Act by virtue of having influenced and controlled the decision-making of the Primary Fund, including the content and dissemination of the Prospectus and the SAI which contained the untrue statements and omissions of material fact described herein.

COUNT III

**Violation of Section 10(b) Of The Exchange Act
And Rule 10b-5 Promulgated Thereunder
Against All Defendants**

108. Plaintiff repeats and realleges ¶¶ 1-93 above and further alleges as follows.

109. Plaintiff brings this cause of action pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of himself and the Class against all Defendants.

110. During the Class Period, Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did: (i) deceive the investing public, including Plaintiff and other Class members, as alleged herein; and (ii) cause Plaintiff and other members of the Class to purchase shares of the Primary Fund at artificially inflated prices. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

111. Defendants: (a) employed devices, schemes, and artifices to defraud; (b) made untrue statements of material fact and/or omitted to state material facts necessary to make their statements not misleading; and (c) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of shares of the Primary Fund in an effort to maintain artificially high asset values for shares of the Primary Fund in violation of Section 10(b) of the Exchange Act and Rule 10b-5. The Primary Fund is sued as a primary violator of the securities laws. All other Defendants are liable as primary participants in the wrongful and illegal conduct charged herein and as controlling persons as alleged below.

112. Defendants, individually and in concert, directly and indirectly, by the use,

means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the business, operations, investments, internal controls and redemption practices of the Primary Fund as specified herein.

113. Defendants employed devices, schemes and artifices to defraud, while in possession of material adverse non-public information and engaged in acts, practices, and a course of conduct as alleged herein in an effort to assure investors of the quality and conservative nature of the Primary Fund's business, operations, investments, internal controls and redemption practices. Among other things, Defendants made, or participated in the making of, untrue statements of material fact and omitted to state material facts necessary in order to make the statements made about the business, operations, investments and internal controls of the Primary Fund in the light of the circumstances under which they were made, not misleading. In addition, Defendants engaged in acts, practices and a course of conduct which operated as a fraud and deceit upon the purchasers of shares of the Primary Fund during the Class Period.

114. Each of the Controlling Person Defendants' primary liability arises from the following facts: (i) during the Class Period, the Controlling Person Defendants were high-level executives, directors and/or trustees of the Primary Fund and the Reserve Fund, were members of the Primary Fund's management team, or were the owners and/or investment managers for the Primary Fund; (ii) each of the Controlling Person Defendants was privy to the undisclosed, material facts set forth above about the Primary Fund's business, operations, investments, internal controls and redemption practices; (iii) each of the Controlling Person Defendants enjoyed significant personal contact and familiarity with the other Defendants and was advised of and had access to other

members of the Primary Fund's management team, internal reports and other data and information about the Primary Fund's business, operations, investments, internal controls and redemption practices at all relevant times; and (iv) each of the Controlling Person Defendants was aware of the Primary Fund's dissemination of information to the investing public which he knew or recklessly disregarded was materially false and misleading.

115. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing adverse material information about the business, operations, investments, internal controls and redemption practices of the Primary Fund from the investing public and supporting the artificially inflated asset values for shares of the Primary Fund. As demonstrated by Defendants' material misrepresentations and omissions about the Primary Fund's business, operations, investments and internal controls throughout the Class Period, Defendants, if they did not have actual knowledge of the misrepresentations and omissions alleged, were reckless in failing to obtain such knowledge by deliberately refraining from taking those steps necessary to discover whether those statements were false or misleading.

116. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, asset values for shares of the Primary Fund were artificially inflated during the Class Period. In ignorance of the fact that asset values for shares of the Primary Funds were artificially inflated, and relying directly or indirectly on the false and misleading statements made by

Defendants, or upon the integrity of the market in which shares of the Primary Fund trades, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other Class members purchased shares of the Primary Fund during the Class Period at artificially inflated prices and were damaged thereby.

117. At the time of said misrepresentations and omissions, Plaintiff and other Class members were ignorant of their falsity, and believed them to be true. Had Plaintiff, other Class members and the marketplace known the truth, they would not have purchased their shares of the Primary Fund, or, if they had purchased such securities during the Class Period, they would not have done so at the artificially inflated prices which they paid.

118. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

119. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other Class members suffered damages in connection with their respective purchases of shares of the Primary Fund during the Class Period.

COUNT IV

Violation of Section 20(a) Of The Exchange Act Against The Controlling Person Defendants

120. Plaintiff repeats and realleges ¶¶ 1-93 and 108-119 above and further alleges as follows.

121. Plaintiff brings this cause of action pursuant to Section 20(a) of the Exchange Act on behalf of himself and the Class against all Defendants.

122. The Controlling Person Defendants acted as controlling persons of the Primary Fund within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their high-level positions, stock ownership, management, and/or participation in the operations and investment decisions of the Primary Fund, the Controlling Person Defendants had and exercised the power to influence and control the decision-making of the Primary Fund, including the content and dissemination of the various statements which Plaintiff contends contained the untrue statements and omissions of material fact described herein. The Controlling Person Defendants were provided with or had unlimited access to copies of the Primary Fund's reports, press releases, public filings and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

123. In particular, each of the Controlling Person Defendants had direct and supervisory involvement in the day-to-day operations of the Primary Fund and, therefore, is presumed to have had the power to control or influence the particular acts, practices and course of conduct giving rise to the securities violations as alleged herein, and exercised the same.

124. As set forth above, each of the Defendants was a culpable participant in the violations of Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, the Controlling Person Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other Class members suffered damages in connection with their purchases of shares of the Primary Fund during the Class Period.

COUNT V

Violation of Section 13(a) Of The Investment Company Act Against The Reserve Fund

125. Plaintiff repeats and realleges ¶¶ 1-93 above and further alleges as follows.

126. Plaintiff brings this cause of action pursuant to Section 13(a) of the ICA on behalf of himself and the ICA Class against the Reserve Fund.

127. The Reserve Fund is a registered investment company pursuant to the ICA.

128. The Reserve Fund's investment objective for the Primary Fund was first to preserve capital and liquidity, and second to obtain as high a level of current income as possible consistent with the Primary Fund's objective of preserving capital and liquidity. In the SAI, incorporated by reference in the Prospectus, the Reserve Fund described this investment objective as a "fundamental policy" that could not be changed without the vote of a majority of the outstanding shares of the Primary Fund in accordance with the ICA.

129. The Reserve Fund deviated from the Primary Fund's investment objective by investing in securities that provided higher rates of return, but exposed investors to increased risks that capital and liquidity would not be preserved.

130. The Reserve Fund deviated from the Primary Fund's investment objective without obtaining a vote of a majority of the outstanding shares of the Primary Fund.

131. The Primary Fund's investments in securities that violated its fundamental investment policy caused the Primary Fund to lose capital and liquidity. As a direct and proximate result of the deviation from the Primary Fund's fundamental investment

policy, Plaintiff and other ICA Class members sustained substantial losses when the value of the assets of the Primary Fund depreciated.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on his own behalf and on behalf of the Classes, prays for relief and judgment as follows:

A. For an order determining that this action is properly maintained as a class action, appointing Plaintiff as lead plaintiff and his counsel as lead counsel for the Classes, and certifying the him as a class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. For an order awarding Plaintiff and members of the Classes compensatory damages against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongful conduct in an amount to be proven at trial;

C. For an order awarding Plaintiff and members of the Classes rescission or a rescissionary measure of damages;

D. For an order enjoining Defendants from continuing to engage in unlawful business practices, as alleged herein;

E. For an order awarding Plaintiff and members of the Classes pre-judgment and post-judgment interest;

F. For an order awarding Plaintiff and members of the Classes their reasonable costs and expenses incurred in this action, including attorneys' fees and expert fees; and

G. For an order awarding such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury.

Dated: September 19, 2008

Respectfully submitted,

SEEGER WEISS LLP

By: [signature]

Stephen A. Weiss (SW-3520)
David R. Buchanan (DB-6368)
Christopher M. Van de Kief (CV-8788)
Pavin Aminolroaya
One William Street, 10th Floor
New York, NY 10004
Telephone: (212) 584-0700
Facsimile: (212) 584-0799

Daniel C. Girard
Jonathan K. Levine (JL-8390)
Aaron M. Sheanin
GIRARD GIBBS LLP
601 California Street, 14th Floor
San Francisco, CA 94108
Telephone: (415) 981-4800
Facsimile: (415) 981-4846

Norman E. Siegel
STUEVE SIEGEL HANSON LLP
460 Nichols Road, Suite 200
Kansas City, MO, 64112
Telephone: (816) 714-7100
Facsimile: (816) 714-7101

Attorneys for Plaintiff George C. Dyer

ATTACHMENT A

CERTIFICATION OF PROPOSED LEAD PLAINTIFF
PURSUANT TO THE FEDERAL SECURITIES LAWS

I, George Dyer, declare the following as to the claims asserted, or to be asserted, under the federal securities laws:

1. I have reviewed the complaint against Reserve Management Corp. and its related entities, prepared by Girard Gibbs LLP and Stueve Siegel Hanson LLP ("Counsel"), whom I designate as my counsel in this action for all purposes.

2. I did not acquire any shares of the Primary Fund at the direction of Counsel or in order to participate in any private action under the federal securities laws.

3. I am willing to serve as a lead plaintiff either individually or as part of a group. I understand that a lead plaintiff is a representative party who acts on behalf of other class members in directing the litigation, and whose duties may include testifying at deposition or trial.

4. I will not accept any payment for serving as a representative party beyond my pro rata share of any recovery, except reasonable costs and expenses, such as lost wages and travel expenses, directly related to the class representation, as ordered or approved by the Court pursuant to law.

5. I have not sought to serve or served as a representative party for a class in an action under the federal securities laws within the past three years.

6. I understand that this is not a claim form, and that my ability to share in any recovery as a class member is not affected by my decision to serve as a representative party.

7. My purchases and sales of shares of the Primary Fund, are attached as **Attachment A** to this document:

8. I declare under penalty of perjury that the foregoing is true and correct.

Executed this 19 day of September, 2008

George Dyer

ATTACHMENT A

Date	Primary Fund Class	Amount Purchased	Amount Sold	Balance
Opening Balance	Class R			$ 4,058.60
9/5/2007	Class R	$ 6,986.50		$ 11,045.10
9/7/2007	Class R		$ 2,000.00	$ 9,045.10
9/11/2007	Class R	$ 579.94		$ 9,625.04
9/13/2007	Class R	$ 240.00		$ 9,865.04
9/17/2007	Class R	$ 1,500.00		$ 11,365.04
9/18/2007	Class R		$ 2,741.25	$ 8,623.79
9/19/2007	Class R		$ 74.24	$ 8,549.55
9/28/2007	Class R	$ 31.71		$ 8,581.26
10/1/2007	Class R	$ 1,280.00		$ 9,861.26
10/2/2007	Class R	$ 60,544.55		$ 70,405.81
10/5/2007	Class R	$ 198,622.97		$ 269,028.78
10/9/2007	Class R	$ 135.00		$ 269,163.78
10/10/2007	Class R		$ 39,038.63	$ 230,125.15
10/11/2007	Class R	$ 723.80		$ 230,848.95
10/12/2007	Class R		$ 113,781.99	$ 117,066.96
10/16/2007	Class R		$ 2,741.25	$ 114,325.71
10/17/2007	Class R		$ 2,820.00	$ 111,505.71
10/18/2007	Class R		$ 3,427.69	$ 108,078.02
10/19/2007	Class R		$ 81.85	$ 107,996.17
10/25/2007	Class R		$ 15.00	$ 107,981.17
10/26/2007	Class R	$ 560.00		$ 108,541.17
10/29/2007	Class R		$ 18.00	$ 108,523.17
10/31/2007	Class R	$ 116,982.13		$ 225,505.30
10/31/2007	Class R	$ 519.30		$ 226,024.60
11/1/2007	Class R		$ 226,024.60	$ -
12/4/2007	Liquidity Class IV	$ 42.93		$ 42.93
12/4/2007	Liquidity Class IV	$ 359,106.25		$ 359,149.18
12/6/2017	Liquidity Class IV		$ 3,482.83	$ 355,666.35
12/10/2007	Liquidity Class IV	$ 290.00		$ 355,956.35
12/11/2007	Liquidity Class IV		$ 64.17	$ 355,892.18
12/12/2007	Liquidity Class IV		$ 616.11	$ 355,276.07
12/17/2007	Liquidity Class IV	$ 98.75		$ 355,374.82
12/18/2007	Liquidity Class IV		$ 2,741.25	$ 352,633.57
12/19/2007	Liquidity Class IV		$ 159.58	$ 352,473.99
12/20/2007	Liquidity Class IV		$ 499.95	$ 351,974.04
12/31/2007	Liquidity Class IV	$ 1,308.64		$ 353,282.68
1/2/2008	Liquidity Class IV	$ 600.00		$ 353,882.68
1/4/2008	Liquidity Class IV	$ 135.00		$ 354,017.68
1/7/2008	Liquidity Class IV		$ 390.00	$ 353,627.68
1/8/2008	Liquidity Class IV		$ 4,799.15	$ 348,828.53
1/10/2008	Liquidity Class IV	$ 724.08		$ 349,552.61
1/14/2008	Liquidity Class IV		$ 609.05	$ 348,943.56
1/16/2008	Liquidity Class IV		$ 2,741.25	$ 346,202.31
1/17/2008	Liquidity Class IV		$ 479.95	$ 345,722.36
1/23/2008	Liquidity Class IV		$ 141.52	$ 345,580.84
1/25/2008	Liquidity Class IV	$ 620.00		$ 346,200.84
1/31/2008	Liquidity Class IV	$ 1,357.71		$ 347,558.55
2/1/2008	Liquidity Class IV	$ 300.00		$ 347,858.55
2/7/2008	Liquidity Class IV		$ 479.95	$ 347,378.60
2/12/2008	Liquidity Class IV		$ 85.52	$ 347,293.08
2/19/2008	Liquidity Class IV		$ 2,741.25	$ 344,551.83
2/25/2008	Liquidity Class IV		$ 181.22	$ 344,370.61
2/29/2008	Liquidity Class IV	$ 1,085.92		$ 345,456.53

ATTACHMENT A

Date	Primary Fund Class	Amount Purchased	Amount Sold	Balance
3/7/2008	Liquidity Class IV		$ 747.45	$ 344,709.08
3/10/2008	Liquidity Class IV		$ 9,161.59	$ 335,547.49
3/12/2008	Liquidity Class IV	$ 190.14		$ 335,737.63
3/18/2008	Liquidity Class IV		$ 2,886.25	$ 332,851.38
3/19/2008	Liquidity Class IV		$ 112.89	$ 332,738.49
3/31/2008	Liquidity Class IV	$ 987.77		$ 333,726.26
4/1/2008	Liquidity Class IV	$ 996.25		$ 334,722.51
4/4/2008	Liquidity Class IV		$ 3,087.98	$ 331,634.53
4/7/2008	Liquidity Class IV		$ 524.00	$ 331,110.53
4/9/2008	Liquidity Class IV		$ 479.95	$ 330,630.58
4/10/2008	Liquidity Class IV	$ 640.61		$ 331,271.19
4/14/2008	Liquidity Class IV		$ 750.00	$ 330,521.19
4/16/2008	Liquidity Class IV		$ 2,741.25	$ 327,779.94
4/21/2008	Liquidity Class IV		$ 111.44	$ 327,668.50
4/22/2008	Liquidity Class IV		$ 52,500.00	$ 275,168.50
4/25/2008	Liquidity Class IV	$ 620.00		$ 275,788.50
4/30/2008	Liquidity Class IV	$ 765.11		$ 276,553.61
5/1/2008	Liquidity Class IV	$ 179.69		$ 276,733.30
5/7/2008	Liquidity Class IV		$ 479.95	$ 276,253.35
5/8/2008	Liquidity Class IV		$ 895.41	$ 275,357.94
5/13/2008	Liquidity Class IV		$ 60.02	$ 275,297.92
5/16/2008	Liquidity Class IV		$ 2,741.25	$ 272,556.67
5/21/2008	Liquidity Class IV		$ 323.89	$ 272,232.78
5/30/2008	Liquidity Class IV	$ 639.62		$ 272,872.40
6/9/2008	Liquidity Class IV		$ 8,609.79	$ 264,262.61
6/10/2008	Liquidity Class IV	$ 1,535.93		$ 265,798.54
6/12/2008	Liquidity Class IV	$ 250.00		$ 266,048.54
6/16/2008	Liquidity Class IV	$ 7,072.00		$ 273,120.54
6/17/2008	Liquidity Class IV		$ 2,741.25	$ 270,379.29
6/19/2008	Liquidity Class IV		$ 89.67	$ 270,289.62
6/25/2008	Liquidity Class IV		$ 7,766.00	$ 262,523.62
6/30/2008	Liquidity Class IV	$ 565.34		$ 263,088.96
7/1/2008	Liquidity Class IV	$ 790.03		$ 263,878.99
7/2/2008	Liquidity Class IV		$ 28.00	$ 263,850.99
7/9/2008	Liquidity Class IV		$ 3,689.78	$ 260,161.21
7/10/2008	Liquidity Class IV	$ 787.50		$ 260,948.71
7/11/2008	Liquidity Class IV		$ 61.16	$ 260,887.55
7/16/2008	Liquidity Class IV		$ 2,606.25	$ 258,281.30
7/22/2008	Liquidity Class IV		$ 101.80	$ 258,179.50
7/25/2008	Liquidity Class IV	$ 620.00		$ 258,799.50
7/31/2008	Liquidity Class IV	$ 557.37		$ 259,356.87
8/1/2008	Liquidity Class IV	$ 300.00		$ 259,656.87
8/7/2008	Liquidity Class IV		$ 479.95	$ 259,176.92
8/8/2008	Liquidity Class IV		$ 7,305.59	$ 251,871.33
8/11/2008	Liquidity Class IV	$ 307.84		$ 252,179.17
8/12/2008	Liquidity Class IV		$ 60.08	$ 252,119.09
8/18/2008	Liquidity Class IV		$ 2,741.25	$ 249,377.84
8/21/2008	Liquidity Class IV		$ 194.16	$ 249,183.68
8/22/2008	Liquidity Class IV		$ 475.00	$ 248,708.68
8/29/2008	Liquidity Class IV	$ 537.64		$ 249,246.32

Balance at close of Class Period

	Liquidity Class IV	$ 243,129.09

JUDGE COTE

08 CV 8139

JS 44C/SDNY
REV. 1/2008

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for use of the Clerk of Court for the purpose of initiating the civil docket sheet.

SEP 10 2008

PLAINTIFFS	DEFENDANTS
GEORGE C. DYER, individually and on behalf of all others similarly situated,	THE RESERVE FUND, THE PRIMARY FUND, RESERVE MANAGEMENT COMPANY, INC. et la.
ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER)	ATTORNEYS (IF KNOWN)
Stephen A. Weiss, SEEGER WEISS LLP, One William Street, New York, NY 10004 (212) 584-0700	

CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF CAUSE)
(DO NOT CITE JURISDICTIONAL STATUTES UNLESS DIVERSITY)

Violation of the Securities Exchange Act of 1933, 1934, and the Investment Company Act of 1940

Has this or a similar case been previously filed in SDNY at any time? No? ☑ Yes? ☐ Judge Previously Assigned ______

If yes, was this case Vol. ☐ Invol. ☐ Dismissed. No ☐ Yes ☐ If yes, give date ______ & Case No. ______

(PLACE AN [x] IN ONE BOX ONLY) NATURE OF SUIT

TORTS — ACTIONS UNDER STATUTES

CONTRACT

- [ ] 110 INSURANCE
- [ ] 120 MARINE
- [ ] 130 MILLER ACT
- [ ] 140 NEGOTIABLE INSTRUMENT
- [ ] 150 RECOVERY OF OVERPAYMENT & ENFORCEMENT OF JUDGMENT
- [ ] 151 MEDICARE ACT
- [ ] 152 RECOVERY OF DEFAULTED STUDENT LOANS (EXCL VETERANS)
- [ ] 153 RECOVERY OF OVERPAYMENT OF VETERAN'S BENEFITS
- [ ] 160 STOCKHOLDERS SUITS
- [ ] 190 OTHER CONTRACT
- [ ] 195 CONTRACT PRODUCT LIABILITY
- [ ] 196 FRANCHISE

REAL PROPERTY

- [ ] 210 LAND CONDEMNATION
- [ ] 220 FORECLOSURE
- [ ] 230 RENT LEASE & EJECTMENT
- [ ] 240 TORTS TO LAND
- [ ] 245 TORT PRODUCT LIABILITY
- [ ] 290 ALL OTHER REAL PROPERTY

PERSONAL INJURY

- [ ] 310 AIRPLANE
- [ ] 315 AIRPLANE PRODUCT LIABILITY
- [ ] 320 ASSAULT, LIBEL & SLANDER
- [ ] 330 FEDERAL EMPLOYERS' LIABILITY
- [ ] 340 MARINE
- [ ] 345 MARINE PRODUCT LIABILITY
- [ ] 350 MOTOR VEHICLE
- [ ] 355 MOTOR VEHICLE PRODUCT LIABILITY
- [ ] 360 OTHER PERSONAL INJURY

PERSONAL INJURY

- [ ] 362 PERSONAL INJURY - MED MALPRACTICE
- [ ] 365 PERSONAL INJURY PRODUCT LIABILITY
- [ ] 368 ASBESTOS PERSONAL INJURY PRODUCT LIABILITY

PERSONAL PROPERTY

- [ ] 370 OTHER FRAUD
- [ ] 371 TRUTH IN LENDING
- [ ] 380 OTHER PERSONAL PROPERTY DAMAGE
- [ ] 385 PROPERTY DAMAGE PRODUCT LIABILITY

ACTIONS UNDER STATUTES

CIVIL RIGHTS

- [ ] 441 VOTING
- [ ] 442 EMPLOYMENT
- [ ] 443 HOUSING/ ACCOMMODATIONS
- [ ] 444 WELFARE
- [ ] 445 AMERICANS WITH DISABILITIES - EMPLOYMENT
- [ ] 446 AMERICANS WITH DISABILITIES -OTHER
- [ ] 440 OTHER CIVIL RIGHTS

PRISONER PETITIONS

- [ ] 510 MOTIONS TO VACATE SENTENCE 20 USC 2255
- [ ] 530 HABEAS CORPUS
- [ ] 535 DEATH PENALTY
- [ ] 540 MANDAMUS & OTHER
- [ ] 550 CIVIL RIGHTS
- [ ] 555 PRISON CONDITION

FORFEITURE/PENALTY

- [ ] 610 AGRICULTURE
- [ ] 620 OTHER FOOD & DRUG
- [ ] 625 DRUG RELATED SEIZURE OF PROPERTY 21 USC 881
- [ ] 630 LIQUOR LAWS
- [ ] 640 RR & TRUCK
- [ ] 650 AIRLINE REGS
- [ ] 660 OCCUPATIONAL SAFETY/HEALTH
- [ ] 690 OTHER

LABOR

- [ ] 710 FAIR LABOR STANDARDS ACT
- [ ] 720 LABOR/MGMT RELATIONS
- [ ] 730 LABOR/MGMT REPORTING & DISCLOSURE ACT
- [ ] 740 RAILWAY LABOR ACT
- [ ] 790 OTHER LABOR LITIGATION
- [ ] 791 EMPL RET INC SECURITY ACT

IMMIGRATION

- [ ] 462 NATURALIZATION APPLICATION
- [ ] 463 HABEAS CORPUS-ALIEN DETAINEE
- [ ] 465 OTHER IMMIGRATION ACTIONS

BANKRUPTCY

- [ ] 422 APPEAL 28 USC 158
- [ ] 423 WITHDRAWAL 28 USC 157

PROPERTY RIGHTS

- [ ] 820 COPYRIGHTS
- [ ] 830 PATENT
- [ ] 840 TRADEMARK

SOCIAL SECURITY

- [ ] 861 HIA (1395ff)
- [ ] 862 BLACK LUNG (923)
- [ ] 863 DIWC/DIWW (405(g))
- [ ] 864 SSID TITLE XVI
- [ ] 865 RSI (405(g))

FEDERAL TAX SUITS

- [ ] 870 TAXES (U.S. Plaintiff or Defendant)
- [ ] 871 IRS-THIRD PARTY 26 USC 7609

OTHER STATUTES

- [ ] 400 STATE REAPPORTIONMENT
- [ ] 410 ANTITRUST
- [ ] 430 BANKS & BANKING
- [ ] 450 COMMERCE
- [ ] 460 DEPORTATION
- [ ] 470 RACKETEER INFLUENCED & CORRUPT ORGANIZATION ACT (RICO)
- [ ] 480 CONSUMER CREDIT
- [ ] 490 CABLE/SATELLITE TV
- [ ] 810 SELECTIVE SERVICE
- [x] 850 SECURITIES/ COMMODITIES/ EXCHANGE
- [ ] 875 CUSTOMER CHALLENGE 12 USC 3410
- [ ] 890 OTHER STATUTORY ACTIONS
- [ ] 891 AGRICULTURAL ACTS
- [ ] 892 ECONOMIC STABILIZATION ACT
- [ ] 893 ENVIRONMENTAL MATTERS
- [ ] 894 ENERGY ALLOCATION ACT
- [ ] 895 FREEDOM OF INFORMATION ACT
- [ ] 900 APPEAL OF FEE DETERMINATION UNDER EQUAL ACCESS TO JUSTICE
- [ ] 950 CONSTITUTIONALITY OF STATE STATUTES

663702

Check if demanded in complaint:

☒ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DO YOU CLAIM THIS CASE IS RELATED TO A CIVIL CASE NOW PENDING IN S.D.N.Y.? IF SO, STATE:

DEMAND $______ OTHER ______ JUDGE ______ DOCKET NUMBER ______

Check YES only if demanded in complaint
JURY DEMAND: ☑ YES ☐ NO

NOTE: Please submit at the time of filing an explanation of why cases are deemed related.

(PLACE AN x IN ONE BOX ONLY)

ORIGIN

- ☑ 1 Original Proceeding
- ☐ 2a. Removed from State Court
- ☐ 2b. Removed from State Court AND at least one party is pro se.
- ☐ 3 Remanded from Appellate Court
- ☐ 4 Reinstated or Reopened
- ☐ 5 Transferred from (Specify District)
- ☐ 6 Multidistrict Litigation
- ☐ 7 Appeal to District Judge from Magistrate Judge Judgment

(PLACE AN x IN ONE BOX ONLY)

BASIS OF JURISDICTION

☐ 1 U.S. PLAINTIFF ☐ 2 U.S. DEFENDANT ☑ 3 FEDERAL QUESTION (U.S. NOT A PARTY) ☐ 4 DIVERSITY

IF DIVERSITY, INDICATE CITIZENSHIP BELOW. (28 USC 1322, 1441)

CITIZENSHIP OF PRINCIPAL PARTIES (FOR DIVERSITY CASES ONLY)

(Place an [X] in one box for Plaintiff and one box for Defendant)

	PTF	DEF		PTF	DEF		PTF	DEF
CITIZEN OF THIS STATE	[ ] 1	[ ] 1	CITIZEN OR SUBJECT OF A FOREIGN COUNTRY	[ ] 3	[ ] 3	INCORPORATED and PRINCIPAL PLACE OF BUSINESS IN ANOTHER STATE	[ ] 5	[ ] 5
CITIZEN OF ANOTHER STATE	[ ] 2	[ ] 2	INCORPORATED or PRINCIPAL PLACE OF BUSINESS IN THIS STATE	[ ] 4	[ ] 4	FOREIGN NATION	[ ] 6	[ ] 6

PLAINTIFF(S) ADDRESS(ES) AND COUNTY(IES)

George C. Dyer, Missoula, Montana (Missoula County

DEFENDANT(S) ADDRESS(ES) AND COUNTY(IES)

THE RESERVE FUND, New York County
THE PRIMARY FUND, New York County
RESERVE MANAGEMENT COMPANY, INC., New York County
THE RESERVE, New York County
BRUCE R. BENT,
WILLIAM E. VIKLUND,
EDWIN EHLERT, JR.,

DEFENDANT(S) ADDRESS UNKNOWN
REPRESENTATION IS HEREBY MADE THAT, AT THIS TIME, I HAVE BEEN UNABLE, WITH REASONABLE DILIGENCE, TO ASCERTAIN THE RESIDENCE ADDRESSES OF THE FOLLOWING DEFENDANTS:

Check one: THIS ACTION SHOULD BE ASSIGNED TO: ☐ WHITE PLAINS ☑ MANHATTAN
(DO NOT check either box if this a PRISONER PETITION.)

DATE 09/19/08 SIGNATURE OF ATTORNEY OF RECORD

RECEIPT # Stephen A. Weiss

ADMITTED TO PRACTICE IN THIS DISTRICT
[ ] NO
[ ] YES (DATE ADMITTED Mo. ______ Yr. 1992)
Attorney Bar Code # SW-3520

Magistrate Judge is to be designated by the Clerk of the Court.

Magistrate Judge ELLIS is so Designated.

J. Michael McMahon, Clerk of Court by ____________ Deputy Clerk, DATED ____________________.

UNITED STATES DISTRICT COURT (NEW YORK SOUTHERN)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SANDRA LIFSCHITZ, on Behalf of Herself and All Others Similarly Situated, Plaintiffs, vs. RESERVE MANAGEMENT COMPANY, RESRV PARTNERS, INC., BRUCE R. BENDT, WILLIAM E. VIKLUND, EDWIN EHLERT, JR., JOSEPH D. DONNELLY, WILLIAM J. MONTGORIS, FRANK J. STALZER, RONALD J. ARTINIAN, SANTA ALBICOCCO AND STEPHEN P. ZIENOWICZ, Defendants.	**CIVIL ACTION NO.** CLASS ACTION COMPLAINT **JURY TRIAL DEMANDED**

FILED
U.S. DISTRICT COURT
2008 SEP 1 PM 3:4
S.D.

Plaintiff, for her Class Action Complaint, alleges the following upon personal knowledge as to herself and her own acts, and as to all other matters upon information and belief, based upon the investigation made by her attorneys, which included a review of Securities and Exchange Commission ("SEC") filings, news reports and other publicly available materials.

NATURE OF THE ACTION

1. This action is brought on behalf of persons who owned shares in any class of the Primary Fund (the "Fund"), a series of the Reserve Fund, and had not requested redemption of their shares by 3 p.m. on Tuesday, September 16, 2008. At that time, the Fund announced that all redemption requests received before 3 P.M. would be honored immediately at a price of $1 per share, but that such requests received after that point would receive a price of only $0.97 per share and that payment for those shares would be delayed for one week. The action is brought against the Fund Trustees, adviser and underwriter.

2. The Primary Fund is a money market mutual fund that is required, by law, to invest in only the highest quality securities and debt obligations. In violation of its legal obligations, as imposed by the Investment Company Act and the SEC's Rule 2A-7 thereunder, the Primary Fund had invested in, and continued to invest in, approximately $785 million in commercial paper and other debt obligations issued by Lehman Brothers Holdings. As Lehman's financial difficulties mounted in recent months, its debt obligations became high-risk securities that were inappropriate for money market funds to hold. Nonetheless, defendants held on to them, during months when Lehman's parlous financial situation was front page news on almost every newspaper in America.

3. By Friday, September 12, 2008, Lehman's financial situation had become desperate; yet defendants continued to hold Lehman's debt obligations. Over the following weekend, the Secretary of the Treasury announced that the Government would not bail out Lehman; and on Monday morning, September 15, Lehman filed for bankruptcy. At that point defendants were still holding onto $785 million of Lehman's debt obligations, which were now unmarketable and worthless.

4. At the start of business on September 15, the The Reserve Fund held approximately $64 billion in investor assets. By the afternoon of September 16, defendants had allowed about a dozen institutional investors to withdraw a total of over $40 billion from the Fund, at the "net asset value" ("NAV") price of $1.00 per share. That is the per share value that the Reserve Fund, like virtually all money market funds, strives to maintain. At that point, however, defendants issued a press release announcing that they would withhold payments for up to 7 days for investors requesting redemption after 3:00 p.m., and that redemptions received after that time would be priced at $0.97 per share. Defendants had allowed the NAV of Fund shares to "break the buck," a disaster for a money market fund that had rarely occurred in the history of the

mutual fund industry. Defendants later revealed that the massive redemptions they had allowed were in large part responsible for the decline in the net asset value, as they had forced the Fund to liquidate most of its holdings suddenly, and in the face of a rapidly declining securities market.

5. Defendants violated Section 8 of the Investment Company Act of 1940 (the "ICA") by deviating from the Fund's fundamental investment objectives without approval by the shareholders of the Fund. Section 8 requires all investment companies to recite in their Registration Statements "all investment policies of the registrant . . ., which are changeable only if authorized by shareholder vote," as well as all policies that "the registrant deems matters of fundamental policy." 15 U.S.C. § 80a-8(b) (2) & (3). Section 13 prohibits a registered investment company from deviating from any such policies "unless authorized by the vote of a majority of its outstanding voting securities." 15 U.S.C. § 80a-13.

6. The Fund's stated investment objective is "to seek as high a level of current income as is consistent with the preservation of capital and liquidity." By holding onto the increasingly risky Lehman debt obligations, defendants deviated from the Fund's stated investment objective, by sacrificing preservation of capital and liquidity in pursuit of higher yields. The bankruptcy of Lehman, which occurred on September 15, 2008, wiped out the entire value of the Fund's investment in Lehman's commercial paper. Standard & Poor's has stated that of the 525 U.S. dollar-denominated money market funds it covers, the Primary Fund is one of only three such entities that will be affected by Lehman's bankruptcy. All the rest had had the sense to steer clear of any exposure to Lehman's toxic securities and debt offerings. The investors in the Fund were never given the opportunity to vote on this change of objective.

7. Defendants also breached their fiduciary and contractual duties to the investors by allowing massive redemptions by a favored few investors at a price of $1.00 per share. The

Fund's prospectus states that the NAV must be calculated at 5:00 p.m. on each business day that the stock exchanges are open, and that redemptions shall be paid out at NAV price at the end of the day the redemption request was made. By the close of business on September 15, defendants should have written down the Fund's investments in Lehman's commercial paper and adjusted its NAV accordingly; or, if that was not possible, it should have suspended the calculation of redemption prices until it was possible to set them appropriately. Instead, the Fund maintained an artificially high NAV of $1 for September 15 and allowed investors to withdraw billions of dollars from the Fund at that artificially inflated price.

8. The next day, more investors were allowed to redeem their shares at $1.00 per share, even though, by the close of the markets, the Fund had reported that its $785 million investments in Lehman had been written down to zero and that, "as of 4:00 P.M." the NAV of the fund was $0.97. Despite that fact, defendants announced that redemption requests that had been received prior to 3 P.M. were going to be filled at the old NAV price of $1.00 per share. Those actions were direct violations of defendants' procedures, as described in the prospectus.

9. These actions gave an unfair advantage to certain Fund investors at the expense of others, and in a manner which violated the Fund's stated procedures. These actions were a violation of the defendants' fiduciary obligations to its investors. Once Lehman had announced its bankruptcy filing defendants should have realized that a significant drop in the value of its shares would result, and should have priced *all* redemptions the same. It should also have delayed payment for *all* redemptions so that it would be able to sell assets in an orderly fashion in order to prevent the inevitable damage that a sudden fire sale of most of its assets would inevitably cause for its investors.

JURISDICTION AND VENUE

10. This Court has jurisdiction over the subject matter of this action under § 44 of the Investment Company Act of 1940 (15 U.S.C. § 80a-43), 28 U.S.C. §§ 1331, 1332(d)(2), and 1367. It has supplemental jurisdiction over the pendent state law claims under 28 U.S.C. §1367.

11. Venue is properly laid in this District under 15 U.S.C. § 80a-43. The Fund and the Advisor are located here and many of the acts giving rise to the violations of law complained of herein, including the dissemination to shareholders of the Registration Statements, Proxy Statements, and Prospectuses, referenced herein occurred in this District. Moreover, defendants are located or headquartered in this District.

PARTIES

12. Plaintiff Sandra Lifschitz ("Plaintiff") invested over $1.9 million in the Fund prior to September 15 and maintains that investment today.

13. Nonparty The Reserve Fund (the "Trust") has its headquarters at 1250 Broadway, New York, NY 10001-3701. The Trust is an investment trust organized under Massachusetts law. The Trust consists of a series of mutual funds.

14. Non-party Primary Fund (the "Fund") is a series of the Reserve Fund and is a registered investment company under the Investment Company Act.

15. The Fund is issued in eleven Classes, as follows:

a. Primary Fund Class R
b. Primary Fund Investor Class I
c. Primary Fund Investor Class II
d. Primary Fund Investor Class III
e. Primary Class Treasurer's Trust
f. Primary Fund Liquidity Class I
g Primary Fund Liquidity Class II
h. Primary Fund Liquidity Class III
i. Primary Fund Liquidity Class IV
j. Primary Fund Liquidity Class V
k. Primary Fund Class Institutional

Plaintiff purchased shares in Primary Fund Liquidity Class I and continues to hold them.

16. The Trust is managed by a Board of Trustees, which administers each of the Funds, including the Primary Fund. The Trust, its Board of Trustees and Reserv Partners, the underwriter of the Fund shares, and the investment adviser Reserve Management are jointly responsible for filing with the SEC and disseminating to investors documents regarding the Fund, and for assuring the Fund's compliance with its stated investment objectives and applicable securities regulations. Defendants Bruce R. Bendt, William E. Viklund, Edwin Ehlert, Jr., Joseph D. Donnelly, William J. Montgoris, Frank J. Stalzer, Ronald J. Artinian, Santa Albicocco, And Stephen P. Zienowicz, are the members of the Board of Trustees.

17. Defendant Resrv Partners, Inc. ("Resrv" or "Underwriter") is headquartered at 1250 Broadway, New York, NY 10001-3701. Resrv was at all relevant times the principal underwriter for shares of the Fund. Resrv is responsible for conducting due diligence with respect to the accuracy of representations in Registration Statements and Prospectuses filed with the SEC and mailed to investors with respect to the Fund. Resrv is the Trust's agent for the purpose of the continuous offering of the Fund's shares.

18. Defendant Reserve Management Company, Inc. ("Investment Adviser" or "Reserve Management") has its headquarters at 1250 Broadway, New York, NY 10001-3701. Reserve Management is the investment advisor to the Fund. The Investment Advisor manages the Fund and is responsible for preparing the Fund's filings and the information provided to investors. It is required to adhere to the Fund's stated investment objectives and procedures. As manager of other peoples' assets, reserve Management has a fiduciary duty to the investors in the Fund.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all person or entities who owned shares in any class of the Primary Fund (the "Fund") and who had not redeemed their shares as of 3:00 P.M. Tuesday, September 16, 2008. Excluded from the Class are the defendants herein, any subsidiaries or affiliates of the defendants, officers and directors of any of the defendants, heirs, successors and assigns of any of the defendants or their officers and directors, and any entity in which any defendant has a controlling or substantial interest.

20. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of members of the Class is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, the Fund had over $64 billion in assets as of August 31, 2008. Twenty-six separate institutional investors were identified, in the Fund's Statement of Additional Information, as holding 5% or more of one of the classes of shares issued by the Fund. Plaintiff concludes that there are hundreds or perhaps thousands of members of the class located throughout the United States. Record owners and other members of the Class may be identified from records maintained by the Fund and its affiliates or its transfer agent and may be notified of the pendency of this action by mail.

21. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct as alleged herein.

22. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class litigation.

23. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the

questions of law and fact common to the Class are:

(a) Whether the Fund deviated from an investment objective that could only be changed by a shareholder vote;

(b) Whether the Fund invested in securities that were of greater risk than provided for in its investment objective or permitted by SEC regulations;

(c) Whether defendants overly concentrated the Fund's investments;

(d) Whether defendants violated their contractual and/or fiduciary duties to the Class; and

(e) Whether the members of the Class have sustained damages, and, if so, what is the proper measure thereof.

24. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. As the damages suffered by any individual Class member may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress individually the wrongs done to them. There will be no difficulty in managing this action as a class action.

SUBSTANTIVE ALLEGATIONS

Defendants Refuse to Unload a Massive Amount of Debt of an Extremely Distressed Company

25. On September 14, 2008, Lehman announced that on Monday, September 15, it would seek protection under Chapter 11 of the Bankruptcy Code. Lehman had been experiencing significant operating difficulty since the beginning of 2008 due its exposure to illiquid and significantly impaired assets, including home mortgages and related derivatives. Over the course of 2008 Lehman's share price declined significantly and the firm's capital position weakened.

Faced with increasing difficulty raising capital, Lehman's commercial paper paid increased yields - reflecting investors' perception that such debt was riskier than other assets of similar type and duration.

26. Lehman's problems had been obvious since 2007, but escalated dramatically in 2008. By March 3, 2008, Bloomberg News was reporting that, in a note to Lehman investors cutting estimates for first quarter EPS, a Merrill Lynch analyst stated that "conditions have continued to deteriorate, particularly in leveraged loans and residential securitizations." Bloomberg also reported that an Oppenheimer analyst cut Lehman's full year earnings estimates. During the two week period after a high of $57.46 on February 27, 2008, the price of Lehman common stock had plummeted to $45.99 before the announcement of the meltdown at Bear Stearns.

27. On March 18, 2008, Lehman's CFO stated that Lehman had executed "two-thirds of our capital plan needs for 2008," given that $16 billion in capital was already raised in the first quarter. Less than two weeks later, on March 31, Lehman changed its tune, announcing that it would raise $3 billion convertible preferred, with Callan stating that "we still maintain we don't need capital." The next day, Lehman announced that it had actually raised $4 billion, with Callan remarking again: "[the raising of additional capital] has no connection to any write-down experiences or expected write-down experiences." On June 9, while announcing a huge second quarter loss and massive write-downs, Lehman disclosed that it had raised another $6 billion in capital.

28. In April and May there were further lowering of estimates and ratings for Lehman, including a downgrade on 28 tranches from 11 Lehman Mortgage Trust deals by Moody's, with an additional 103 tranches placed on review for possible downgrades. The collateral backing

these tranches were primarily first-lien, fixed, and Alt-A mortgage loans. Moody's stated that the ratings had been downgraded or placed on review due to "higher than anticipated rates of delinquency, foreclosure, and REO in the underlying collateral relative to credit enhancement levels." The price of Lehman stock had fallen from a high on May 2 of $47.02 to $36.11 following the downgrades.

29. For example, on July 28, 2008 *Bloomberg News* reported that "[t]he cost to protect Lehman's debt from default more than doubled this year" as measured by the cost of a credit-default swap used to protect $10 million in Lehman bonds for five years, which increased from $120,000 at the end of 2007 to $358,000 as of July 28, 2008.

30. On August 19, the New York Times ran an article stating that

> Lehman Brothers the troubled investment bank, is considering the sale of all or part of its prized money management division to private equity firms to raise billions of dollars of capital and ease the pressure caused by losses related to real estate.
>
> *　　*　　*　　*　　*
>
> Lehman sent letters last week to a number of financial companies, including private equity firms like Kohlberg, Kravis & Roberts, J. C. Flowers, the Blackstone Group, the Carlyle Group and Apollo Management, to test interest in its money management division, according to several people briefed on its contents.
>
> *　　*　　*　　*　　*
>
> Lehman now faces the capital-raising problem that haunted Merrill Lynch last month. As the third quarter draws to a close, it is looking more likely that Lehman will have to write down the value of its mortgage and other investments to a degree that could wipe out all of the investment bank's earnings.
>
> In the last 12 months, the stock is down 74 percent, compared with a 33 percent decline in the Amex XBD broker dealer index. Earlier this summer, analysts expected Lehman Brothers to earn a small third-quarter profit, but now some expect a loss of $1.8 billion.

> Through the mortgage boom, Lehman was a major player in the selling and packaging of residential and commercial mortgages. That has come back to haunt the firm, whose top management has extolled the virtues of conservative risk management. In the second quarter, Lehman lost $2.8 billion, mostly caused by write-downs from residential real estate investments, and was forced to raise $6 billion. Investors who bought into that deal have been burned as Lehman's stock has continued to fall.
>
> Like Merrill, Lehman has run out of easy options to raise money. That forces Lehman to consider selling some of its more valuable assets. Aside from the potential sale of its investment management unit, Lehman is looking to offload assets, including a portfolio of up to $40 billion worth of troubled commercial real estate assets, according to investors involved in that sale.

31. On August 29 the New York Times ran another article, entitled "For Lehman, More Cuts and Anxiety," which said:

> On Wall Street, the ax keeps falling again and again.
>
> As the financial industry limps from one bleak quarter to the next, bankers and traders who dodged painful layoffs in the past year wonder if their luck is running out.
>
> The issue gained new urgency on Thursday, as Lehman Brothers Wall Street's most troubled firm, prepared to lay off up to 1,500 people in its fourth round of cutbacks this year. Those layoffs, which would amount to about 6 percent of Lehman's work force, are likely to come before the firm reports third-quarter results in mid-September, according to a person briefed on the plan.
>
> The grim news at Lehman underscores not only the precarious state of that once-proud firm but also the pain afflicting the whole of Wall Street.

32. On September 10, the New York Times ran another bleak article about Lehman:

> Stocks tumbled Tuesday after fresh concerns about the stability of Lehman Brothers Holdings touched off renewed jitters about the overall financial sector .... But worries about Lehman regained investors' attention. Its shares lost nearly half their value Tuesday as investors worried that the company was having trouble finding fresh sources of capital. Media reports said a possible investment from South Korea's government-owned Korea Development Bank was in

doubt.

33. Before the markets opened on September 15, Lehman announced that it had filed for bankruptcy under Chapter 11.

Defendants' Holding of Lehman Commercial Paper Violated its own Investment Objectives and SEC Regulations for Money Market Funds

34. The Registration Statement and Prospectus dated September 28, 2007 ("Prospectus") for the Primary Fund (at page 2), stated the Fund's investment objective to "preserve capital":

> **INVESTMENT OBJECTIVES:**
>
> The investment objective of the Primary Fund, U.S. Government Fund, U.S. Treasury Fund and Reserve Liquid Performance Money Market Fund, (together the "Funds") is to seek as high a level of current income as is consistent with the preservation of capital and liquidity.

35. The same representation as to the Fund's investment objective was contained in each of the prior Prospectuses for the Fund, dating back to at least July 17, 1995, as well as in Statements of Additional Information incorporated by reference into the Prospectuses and the Fund's Annual Reports and Semi-Annual Reports. For example, the Fund's July 17, 1995 Registration Statement (at page 3) stated that the Fund's investment objective was "to seek as high a level of current income as is consistent with preservation of capital and liquidity."

36. Defendant Brent, the Fund's founder, touted his conservative stance and trumpeted his conservative management of the fund:

> Seven years ago, Mr. Bent told The Wall Street Journal that he was appalled that money-market funds would buy commercial paper that paid slightly higher yields. . . .
>
> Mr. Bent has often said that money funds should be so "boring" that they put investors to sleep. Last year, when several money funds were facing headaches because of their investments in structured

> investment vehicles and other risky asset-backed paper that went bad in the early stages of the credit crunch, Mr. Bent was vocal in his disapproval. "People have taken the concept of money funds and corrupted it" by investing in exotic investments, Mr. Bent said in an interview then.

Breaking Buck Was Ironic For Trumpeter State Of 'Safe' Fund ("*Breaking the Buck Story*"), The Wall Street Journal, September 18, 2008.

37. In a message on the firm's Web site that remains even now, he notes many have "lost sight of the purpose of a money fund" in their "foolhardy quest for a few extra basis points" while the Reserve believes cash funds are "definitely not money to take risks with." *Id.*

38. Indeed, as late as last Friday, September 12, 2008, defendant Brent, "appearing on CNBC discussing the financial crisis sweeping banks, said money funds do a 'disservice to the investing public' when they fail to sufficiently research their holdings." *Id.*

39. Moreover, SEC Rule 2A-7(c)(3)(i) specifically requires that investment companies holding themselves out as "money market" funds must invest in only the safest securities:

> General. The money market fund shall limit its portfolio investments to those United States Dollar-Denominated securities that the fund's board of directors determines present minimal credit risks (which determination must be based on factors pertaining to credit quality in addition to any rating assigned to such securities by an NRSO) and that are at the time of Acquisition Eligible Securities.

In the event of a drastic downgrade in credit quality of an asset already purchased, the Rule requires that the board "shall reassess promptly whether such security continues to present minimal credit risks and shall cause the fund to take such action as the board of directors determines is in the best interests of the money market fund and its shareholders." Rule 2A-7(c)(6)(i)(A).

40. Paragraph 4 of the advisory agreement between the Adviser and the Fund requires that:

"this agreement will be performed in accordance with the requirements of the Investment Company Act and the Investment Advisers Act of 1940, as amended, and the rules and regulations under such acts...."

Defendants Allow Favored Investors to Escape the Consequences

41. The Registration Statement for the Fund is very specific as to how redemptions from the Fund are to be handled:

> Each Fund's NAV [net asset value] is calculated as of its cut-off time for accepting purchase order and redemption requests (the "cut-off time"). The cut-off time is 5:00 P.M. for the Primary Fund ...
>
> Your order will be priced at *the next NAC calculated after your order is received*... [emphasis added]

Thus, on any trading day, purchase and redemption prices must be calculated based on the next NAV calculation, at 5 P.M. that day. The Fund is required to recalculate its NAV at that time every trading day.

42. On September 16, 2008, after the market had closed, Reserve Management issued the following press release, announcing a 3% reduction in the Fund's NAV and suspending redemptions due to a $785 million loss in value attributed to holdings of Lehman debt securities:

> The Board of Trustees of The Reserve Fund, after reviewing the unprecedented market events of the past several days and their impact on The Primary Fund, a series of The Reserve Fund and taking into account recommendations made by Reserve Management Company, Inc., the investment manager of The Primary Fund, approved the following actions with respect to The Primary Fund only:
>
> The value of the debt securities issued by Lehman Brothers Holdings, Inc. (face value $785 million) and held by the Primary Fund has been valued at zero effective as of 4:00 PM New York time today. As a result, the NAV of the Primary Fund, effective as of 4:00 PM, is $0.97 per share. All redemption requests received prior to 3:00 PM today will be redeemed at a net asset value of $1.00 per share.

> Effective today and until further notice, the proceeds of redemptions from The Primary Fund will not be transmitted to the redeeming investor for a period of up to seven calendar days after the redemption. The seven-day redemption delay will not apply to debit card transactions, ACH transactions or checks written against the assets of the Primary Fund provided that any such transaction from an investor, individually or in the aggregate, does not exceed $10,000.
>
> The Primary Fund will continue to accept purchase orders.
>
> Effective tomorrow, September 17, 2008, the NAV for the Primary Fund will be calculated once a day at 5:00PM, New York time.

43. On September 18, 2008, the *Wall Street Journal* disclosed that

> Friday [September 12], the Reserve Primary Fund had $62.6 billion in assets, making it one of the largest money-market funds. Then investors noticed this supposedly safe repository of their cash also held a scary batch of debt securities from Lehman Brothers, the teetering titan du jour.
>
> Lehman Brothers Holdings Inc. filed for Chapter 11 bankruptcy protection on Monday. At least a dozen large investors pulled out almost $40 billion of their money Monday and Tuesday, two-thirds of Primary Fund's formidable asset base. This modern-day run on the bank has left a husk of a once-proud money fund.
>
> The withdrawals meant the Primary Fund had to "break the buck". That is, its net asset value sunk below the time-honored standard of $1 a share.

44. Clearly, the defendants broke their own rules in allowing favored shareholders to withdraw their money at a price of $1 per share. Those who submitted redemption requests on Monday, September 15, were supposed to have their shares redeemed at the *next* calculated NAV, which was supposed to be calculated at 5 P.M. that day. By then, the NAV should have been reduced to reflect the write-off of the Lehman assets. But it wasn't, defendants allowed the NAV to remain at $1.00 even though they knew that this figure was not accurate.

45. The same is true for those shareholders who submitted redemption requests on Tuesday before 3 P.M. Their redemption price should have been based on the NAV calculated *at*

the end of that day, which Reserve Management's press release stated was $0.97 per share. Redemptions received *at any time* that day were supposed to be priced at the closing NAV. By allowing investors who requested redemptions before 3 P.M. to receive $1 per share, Reserve Management and the Trustees made a gift of 3¢ per share to those investors – at the expense of the class members who did not seek redemption before 3 P.M.

46. The Fund's loss of 3% of its NAV is a direct result of the defendants' deviation from the stated investment objective, specifically by employing a strategy that sacrifices preservation of capital and liquidity. The defendants' improper actions are underscored by the fact that of the 525 money-market funds covered by Standard & Poor's only two funds managed by Reserve Management, and one other fund, were adversely impacted by Lehman's bankruptcy. This event represented only the second time in the history of money market funds that such a fund's NAV fell below $1.00. As Standard & Poor's stated in its press release on September 16, 2008, indicating that it would downgrade its ratings of the Fund, it highlighted the fact that problems owing to Lehman's bankruptcy were unique (among 525 covered funds) to those money-market funds advised by Reserve Management and a municipal asset pool in Colorado (not marketed or sold to private investors)

> With the exception of the three funds, which paid out less than $1.00 per share NAV (i.e. 'broke the dollar') outlined above, no other principal stability rated funds are affected by exposure to Lehman. The majority of rated funds stopped investing in Lehman prior to Lehman's bankruptcy filing, and many others were rolling overnight (one-day) repos that were paid in full on Monday, Sept. 15, 2008. ....
>
> The rating actions taken on the Reserve Primary Fund & Reserve International Liquidity Fund Ltd. are based on each fund's exposure to debt securities issued by Lehman Brothers Holdings, Inc. These exposures totaled $750 million (face value) in Primary and $125 million exposure (face value) in the International Liquidity Fund. These holdings were valued at zero, and when this markdown was combined with the enormous redemptions experienced by the funds over the past two days, it resulted in

a NAV payout of $0.97 per share.

COUNT I
VIOLATION OF SECTION 13(a) OF THE INVESTMENT COMPANY ACT
(Against All Defendants)

47. Plaintiff incorporates by reference the allegations of the foregoing paragraphs. This Count is asserted on behalf of members of the Class for violation of § 13(a) of the ICA, 15 U.S.C. § 80a-13(a).

48. The Defendants' conduct, as described above, deviated from the Fund's investment policy that was changeable only by a shareholder vote, and a deviation from a policy recited in the Funds' Registration Statement as a "fundamental investment policy" in that, as detailed above, the Fund failed to engage in a strategy that would "preserve capital."

49. Investors in the Fund were never given the opportunity to vote on this change.

50. The Fund's continued investment in Lehman high-risk securities violated a stated fundamental investment policy and caused significant losses to the Fund's shareholders, as alleged above. Plaintiff and other members of the Class have suffered substantial damages as a result thereof.

COUNT II
BREACH OF CONTRACT
(Against Reserve Management)

51. Plaintiff incorporates by reference the allegations of paragraphs 1-46.

52. By failing to manage the Fund in conformity with its stated investment objectives and in conformity with SEC Rule 2A-7, Reserve Management breached its contract. The direct and foreseeable consequence of this breach was an injury to those Fund investors who had not sought redemption of their shares prior to 3 P.M. on Tuesday, September 16.

COUNT III
BREACH OF FIDUCIARY DUTY
(Against all defendants)

53. Plaintiff incorporates by reference the allegations of paragraphs 1-46.

54. Defendants recognize that they are fiduciaries to their investors. In fact, the "Code of Ethics and Conduct" of the Fund, the Adviser and the Underwriter expressly states, under "general Principles," that allow of them, and their employees, "owe a fiduciary obligation to all Advisory clients"; and "have the duty at all times to place the interests of all Advisory Clients first and foremost." This Code of Conduct is attached to, and made part of, the Fund's registration statement.

55. The Registration Statement also states (p. 17) that

> The Trustees have established procedures designed to stabilize, to the extent reasonable possible, each Fund's price per share as computed for the purpose of sales and redemptions at $1.00. RMCI will report to the Trustees any deviations of more than 0.25% from the Funds' net asset value calculated using the amortized cost basis. In the event the Trustees determine that a deviation exists which may result in material dilution or other unfair results to new investors or existing shareholders, the Fund will take such corrective action as it regards as necessary and appropriate ....

56. Once Lehman filed for bankruptcy, and extraordinary redemption demands were received, defendants knew that a significant writedown of the Funds' assets, and a decrease in its NAV, were inevitable. Defendants also knew that, if abnormally large redemption requests were received, a fire sale of Fund assets would be necessary in order to raise the cash to pay for the redemptions. Such a fire sale would further depress the NAV of the Fund, to the detriment of its remaining investors.

57. Under these circumstances, defendants had the flexibility, and the obligation, to manage these redemptions in such a way as to avoid unnecessary losses on the sale of its investment assets, and to prevent some investors to receive redemption prices that would injure non-redeeming

investors in the Fund. They should have written down the Funds' Lehman assets immediately, so that redemptions on September 15 would reflect the actual value of the Fund's shares. If that was impossible, defendants should have, and could have, frozen redemptions until a proper valuation of the Fund's shares could be conducted.

58. Instead, defendants allowed almost two full trading days to go by before doing anything to take account of the enormous Lehman writedown, while allowing over $40 billion to be withdrawn at an excessive redemption price. It was not until after the market had closed on September 16, and after redemptions requests totaling over $40 billion had been received *and honored*, at the previous $1 per share price, that defendants announced that redemption requests received after 3 P.M. Tuesday would receive only 97¢ per share and that investors would have to wait for up to a week to receive payment. These actions had the effect of imposing the entire cost of the Lehman-related writedown on those unlucky investors who had not acted fast enough to get their money out.

59. Defendants' conduct constitutes a breach of fiduciary duty to the Class.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as a representative of the Class under Rule 23 of the Federal Rules of Civil Procedure;

B. Appointing Pomerantz Haudek Block Grossman & Gross LLP as Class Counsel;

C. Awarding compensatory damages in favor of Plaintiff and the members of the Class against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Disgorging from Defendants for the benefit of the Class any management or other fees forfeited by Defendants' deviation from the Fund's fundamental investment objectives;

E. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

F. Awarding rescission of the Fund's shares purchased by Plaintiff and the Class; and

G. Such equitable, injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by Jury.

Dated: September 19, 2008.

POMERANTZ HAUDEK BLOCK GROSSMAN & GROSS LLP

By: [signature]
Stanley M. Grossman
H. Adam Prussin
100 Park Avenue, 26th Floor
New York, N.Y. 10017
Telephone: 212-661-1100
Facsimile: 212-661-8665

JAROSLAWICZ & JAROS
225 Broadway, 24th Floor
New York, N.Y. 10007
Telephone: 212-227-2780

Attorneys for Plaintiff

JS 44C/SDNY
REV. 1/2008

CIVIL COVER SHEET 08 CIV 8137

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for use of the Clerk of Court for the purpose of initiating the civil docket sheet.

PLAINTIFFS	DEFENDANTS
Sandra Lifschitz on Behalf of Herself and All Others Similarly Situated	See Attachment A
ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER)	ATTORNEYS (IF KNOWN) SEP 19 2008
Pomerantz Haudek Block Grossman & Gross, LLP, 100 Park Avenue, New York, New York 10017, (212) 661-1100	

CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF CAUSE) (DO NOT CITE JURISDICTIONAL STATUTES UNLESS DIVERSITY)

15 U.S.C. § 80a-8(b)(2) & (3) and 15 U.S.C. § 80a-13

Has this or a similar case been previously filed in SDNY at any time? No? [✓] Yes? [ ] Judge Previously Assigned ______

If yes, was this case Vol. [ ] Invol. [ ] Dismissed. No [✓] Yes [ ] If yes, give date ______ & Case No. ______

(PLACE AN [x] IN ONE BOX ONLY) NATURE OF SUIT

TORTS — ACTIONS UNDER STATUTES

CONTRACT
- [ ] 110 INSURANCE
- [ ] 120 MARINE
- [ ] 130 MILLER ACT
- [ ] 140 NEGOTIABLE INSTRUMENT
- [ ] 150 RECOVERY OF OVERPAYMENT & ENFORCEMENT OF JUDGMENT
- [ ] 151 MEDICARE ACT
- [ ] 152 RECOVERY OF DEFAULTED STUDENT LOANS (EXCL VETERANS)
- [ ] 153 RECOVERY OF OVERPAYMENT OF VETERAN'S BENEFITS
- [ ] 160 STOCKHOLDERS SUITS
- [ ] 190 OTHER CONTRACT
- [ ] 195 CONTRACT PRODUCT LIABILITY
- [ ] 196 FRANCHISE

REAL PROPERTY
- [ ] 210 LAND CONDEMNATION
- [ ] 220 FORECLOSURE
- [ ] 230 RENT LEASE & EJECTMENT
- [ ] 240 TORTS TO LAND
- [ ] 245 TORT PRODUCT LIABILITY
- [ ] 290 ALL OTHER REAL PROPERTY

PERSONAL INJURY
- [ ] 310 AIRPLANE
- [ ] 315 AIRPLANE PRODUCT LIABILITY
- [ ] 320 ASSAULT, LIBEL & SLANDER
- [ ] 330 FEDERAL EMPLOYERS' LIABILITY
- [ ] 340 MARINE
- [ ] 345 MARINE PRODUCT LIABILITY
- [ ] 350 MOTOR VEHICLE
- [ ] 355 MOTOR VEHICLE PRODUCT LIABILITY
- [ ] 360 OTHER PERSONAL INJURY

PERSONAL INJURY
- [ ] 362 PERSONAL INJURY - MED MALPRACTICE
- [ ] 365 PERSONAL INJURY PRODUCT LIABILITY
- [ ] 368 ASBESTOS PERSONAL INJURY PRODUCT LIABILITY

PERSONAL PROPERTY
- [ ] 370 OTHER FRAUD
- [ ] 371 TRUTH IN LENDING
- [ ] 380 OTHER PERSONAL PROPERTY DAMAGE
- [ ] 385 PROPERTY DAMAGE PRODUCT LIABILITY

ACTIONS UNDER STATUTES

CIVIL RIGHTS
- [ ] 441 VOTING
- [ ] 442 EMPLOYMENT
- [ ] 443 HOUSING/ ACCOMMODATIONS
- [ ] 444 WELFARE
- [ ] 445 AMERICANS WITH DISABILITIES - EMPLOYMENT
- [ ] 446 AMERICANS WITH DISABILITIES -OTHER
- [ ] 440 OTHER CIVIL RIGHTS

PRISONER PETITIONS
- [ ] 510 MOTIONS TO VACATE SENTENCE 28 USC 2255
- [ ] 530 HABEAS CORPUS
- [ ] 535 DEATH PENALTY
- [ ] 540 MANDAMUS & OTHER
- [ ] 550 CIVIL RIGHTS
- [ ] 555 PRISON CONDITION

FORFEITURE/PENALTY
- [ ] 610 AGRICULTURE
- [ ] 620 OTHER FOOD & DRUG
- [ ] 625 DRUG RELATED SEIZURE OF PROPERTY 21 USC 881
- [ ] 630 LIQUOR LAWS
- [ ] 640 RR & TRUCK
- [ ] 650 AIRLINE REGS
- [ ] 660 OCCUPATIONAL SAFETY/HEALTH
- [ ] 690 OTHER

LABOR
- [ ] 710 FAIR LABOR STANDARDS ACT
- [ ] 720 LABOR/MGMT RELATIONS
- [ ] 730 LABOR/MGMT REPORTING & DISCLOSURE ACT
- [ ] 740 RAILWAY LABOR ACT
- [ ] 790 OTHER LABOR LITIGATION
- [ ] 791 EMPL RET INC SECURITY ACT

IMMIGRATION
- [ ] 462 NATURALIZATION APPLICATION
- [ ] 463 HABEAS CORPUS-ALIEN DETAINEE
- [ ] 465 OTHER IMMIGRATION ACTIONS

BANKRUPTCY
- [ ] 422 APPEAL 28 USC 158
- [ ] 423 WITHDRAWAL 28 USC 157

PROPERTY RIGHTS
- [ ] 820 COPYRIGHTS
- [ ] 830 PATENT
- [ ] 840 TRADEMARK

SOCIAL SECURITY
- [ ] 861 HIA (1395ff)
- [ ] 862 BLACK LUNG (923)
- [ ] 863 DIWC/DIWW (405(g))
- [ ] 864 SSID TITLE XVI
- [ ] 865 RSI (405(g))

FEDERAL TAX SUITS
- [ ] 870 TAXES (U.S. Plaintiff or Defendant)
- [ ] 871 IRS-THIRD PARTY 26 USC 7609

OTHER STATUTES
- [ ] 400 STATE REAPPORTIONMENT
- [ ] 410 ANTITRUST
- [ ] 430 BANKS & BANKING
- [ ] 450 COMMERCE
- [ ] 460 DEPORTATION
- [ ] 470 RACKETEER INFLUENCED & CORRUPT ORGANIZATION ACT (RICO)
- [ ] 480 CONSUMER CREDIT
- [ ] 490 CABLE/SATELLITE TV
- [ ] 810 SELECTIVE SERVICE
- [x] 850 SECURITIES/ COMMODITIES/ EXCHANGE
- [ ] 875 CUSTOMER CHALLENGE 12 USC 3410
- [ ] 890 OTHER STATUTORY ACTIONS
- [ ] 891 AGRICULTURAL ACTS
- [ ] 892 ECONOMIC STABILIZATION ACT
- [ ] 893 ENVIRONMENTAL MATTERS
- [ ] 894 ENERGY ALLOCATION ACT
- [ ] 895 FREEDOM OF INFORMATION ACT
- [ ] 900 APPEAL OF FEE DETERMINATION UNDER EQUAL ACCESS TO JUSTICE
- [ ] 950 CONSTITUTIONALITY OF STATE STATUTES

616390

Check if demanded in complaint:

[x] CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DO YOU CLAIM THIS CASE IS RELATED TO A CIVIL CASE NOW PENDING IN S.D.N.Y.? IF SO, STATE:

DEMAND $______ OTHER ______ JUDGE Paul G. Gardephe DOCKET NUMBER 08-cv-8060(PG)

Check YES only if demanded in complaint
JURY DEMAND: [✓] YES [ ] NO

NOTE: Please submit at the time of filing an explanation of why cases are deemed related.

(PLACE AN x IN ONE BOX ONLY)

ORIGIN

[✓] 1 Original Proceeding
[ ] 2a. Removed from State Court
[ ] 2b. Removed from State Court AND at least one party is pro se.
[ ] 3 Remanded from Appellate Court
[ ] 4 Reinstated or Reopened
[ ] 5 Transferred from (Specify District)
[ ] 6 Multidistrict Litigation
[ ] 7 Appeal to District Judge from Magistrate Judge Judgment

(PLACE AN x IN ONE BOX ONLY)

BASIS OF JURISDICTION

[ ] 1 U.S. PLAINTIFF [ ] 2 U.S. DEFENDANT [✓] 3 FEDERAL QUESTION (U.S. NOT A PARTY) [ ] 4 DIVERSITY

IF DIVERSITY, INDICATE CITIZENSHIP BELOW. (28 USC 1322, 1441)

CITIZENSHIP OF PRINCIPAL PARTIES (FOR DIVERSITY CASES ONLY)

(Place an [X] in one box for Plaintiff and one box for Defendant)

	PTF	DEF		PTF	DEF		PTF	DEF
CITIZEN OF THIS STATE	[ ] 1	[ ] 1	CITIZEN OR SUBJECT OF A FOREIGN COUNTRY	[ ] 3	[ ] 3	INCORPORATED and PRINCIPAL PLACE OF BUSINESS IN ANOTHER STATE	[ ] 5	[ ] 5
CITIZEN OF ANOTHER STATE	[ ] 2	[ ] 2	INCORPORATED or PRINCIPAL PLACE OF BUSINESS IN THIS STATE	[ ] 4	[ ] 4	FOREIGN NATION	[ ] 6	[ ] 6

PLAINTIFF(S) ADDRESS(ES) AND COUNTY(IES)

Sandra Lifschitz
Livingston, New Jersey

DEFENDANT(S) ADDRESS(ES) AND COUNTY(IES)

See Attachment B

DEFENDANT(S) ADDRESS UNKNOWN

REPRESENTATION IS HEREBY MADE THAT, AT THIS TIME, I HAVE BEEN UNABLE, WITH REASONABLE DILIGENCE, TO ASCERTAIN THE RESIDENCE ADDRESSES OF THE FOLLOWING DEFENDANTS:

Check one: THIS ACTION SHOULD BE ASSIGNED TO: [ ] WHITE PLAINS [✓] MANHATTAN
(DO NOT check either box if this a PRISONER PETITION.)

DATE

SIGNATURE OF ATTORNEY OF RECORD

RECEIPT #

ADMITTED TO PRACTICE IN THIS DISTRICT
[ ] NO
[✓] YES (DATE ADMITTED Mo. July Yr. 1975)
Attorney Bar Code #

Magistrate Judge is to be designated by the Clerk of the Court.

Magistrate Judge ______________________________ is so Designated.

J. Michael McMahon, Clerk of Court by ____________ Deputy Clerk, DATED ____________________.

UNITED STATES DISTRICT COURT (NEW YORK SOUTHERN)

Attachment A

Defendants

Reserve Management Company, Inc.

Resrv Partners, Inc.

Bruce R. Bendt

William E. Viklund

Edwin Ehlert, Jr.

Joseph D. Donnelly

William J. Montgoris

Frank J. Stalzer

Ronald J. Artinian

Santa Albicocco

Stephen P. Zienowicz

Attachment B

Defendants Addresses and Counties

Reserve Management Company, Inc.
1250 Broadway
New York, New York 10001-3701

Resrv Partners, Inc.
1250 Broadway
New York, New York 10001-3701

Bruce R. Bendt
c/o The Reserve Fund
1250 Broadway
New York, New York 10001-3701

William E. Viklund
c/o The Reserve Fund
1250 Broadway
New York, New York 10001-3701

Edwin Ehlert, Jr.
c/o The Reserve Fund
1250 Broadway
New York, New York 10001-3701

Joseph D. Donnelly
c/o The Reserve Fund
1250 Broadway,
New York, New York 10001-3701

William J. Montgoris
c/o The Reserve Fund
1250 Broadway
New York, New York 10001-3701

Frank J. Stalzer
c/o The Reserve Fund
1250 Broadway
New York, New York 10001-3701

Ronald J. Artinian
c/o The Reserve Fund
1250 Broadway
New York, New York 10001-3701

Santa Albicocco
c/o The Reserve Fund
1250 Broadway
New York, New York 10001-3701

Stephen P. Zienowicz
c/o The Reserve Fund
1250 Broadway
New York, New York 10001-3701

JUDGE RAKOFF

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

M.D.C. HOLDINGS, INC.,	:	Civil Action No. ____________
Plaintiff,	:	
-v-	:	**COMPLAINT**
RESERVE PRIMARY FUND, RESERVE U.S. GOVERNMENT FUND, THE RESERVE, RESERVE MANAGEMENT COMPANY, INC., RESERVE MANAGEMENT CORPORATION, and RESRV PARTNERS INC.,	:	
Defendants.	:	

FILED
U.S. DISTRICT COURT
2008 SEP 19
S.D. OF N.Y.

Plaintiff M.D.C. Holdings, Inc. ("MDC"), by its attorneys Dewey & LeBoeuf LLP, files this Complaint against the Reserve, Reserve Management Company, Inc., Reserve Management Corporation, Resrv Partners Inc., the Reserve Primary Fund (the "Primary Fund"), and the Reserve U.S. Government Fund (the "Government Fund" and collectively, the "Reserve"), whose wrongful acts have caused and continue to cause substantial and irreparable harm to MDC.

1. On September 16, 2008, the Reserve announced that, after writing off \$785 million of debt issued by bankrupt Lehman Brothers Holdings Inc. ("Lehman") as worthless, one of its money market funds would be unable to maintain a \$1.00 per share net asset value or "NAV". This type of event – known as "breaking the buck" – is exceedingly rare. Indeed, this was only the second time in history that a money market fund had ever "broken the buck."

2. Money market funds, which are regulated in the United States by the Securities and Exchange Commission and subject to strict rules governing credit quality, liquidity, diversification and transparency, are widely viewed as among the safest of investments for cash.

3. Money market funds generally seek to maintain a one dollar price per share. As long as the net asset value is at least $1 per share, investors can always recoup their principal, as well as any interest earned by the fund on its investments. Thus, the preservation of the $1 per share net asset value is a standard practice that is essential to investor trust.

4. That trust, however, was broken on September 16, 2008 when the Reserve publicly announced that the net asset value of the Primary Fund, a pioneer of money market funds, was only worth 97 cents of the $1 per share price paid by investors. On September 17, 2008, the Reserve announced that the NAV of the Primary Fund was even lower – 95 cents of the $1 per share price paid by investors.

5. Moreover, although the Reserve announced on September 16, 2008 that all Primary Fund redemption requests received before 3:00 p.m. that day would be redeemed at $1 per share, the Reserve has failed to honor a redemption request made by MDC which fits those criteria. Beyond these public statements, the Reserve knowingly made materially false and misleading statements to MDC on September 16, 2008 about its intention to redeem MDC's shares in the Primary Fund.

6. In particular, on September 16, 2008 at 2:54 p.m., MDC made a request to redeem $24,955,000.00 from the Primary Fund. At the time, the Reserve had not yet announced that it was writing off $785 million of debt securities issued by Lehman and

held by the Primary Fund, which would "break the buck" and expose investors to significant losses. At the time that redemption was made, the Reserve knowingly and wrongfully misrepresented to MDC that it would wire the full redemption amount to MDC later that same day.

7. During another telephone call, later that afternoon, MDC was again told by the Reserve's client services unit that the requested amount would be remitted on September 16, 2008. These statements were knowingly false and misleading. The Reserve never had any intention of honoring MDC's redemption request on September 16, 2008. Later that same day, the Reserve announced that all redemptions from the Primary Fund would be delayed seven days. Moreover, to its detriment, MDC still has not received the redemption amount from the Primary Fund.

8. After being deceived about its investment in the Primary Fund, MDC attempted to protect itself by redeeming its investment from another fund at the Reserve. In particular, on September 17, 2008 at 9:10 a.m., MDC made a telephonic request to redeem $90,180,115.07 from the Government Fund. The Reserve told MDC that this redemption amount would be transmitted via wire to MDC's authorized account later that same day. In fact, the Reserve had no intention of redeeming this amount to MDC on September 17, 2008. The next day, the Reserve announced that all redemptions from the Government Fund would be delayed seven days. To its detriment, MDC still has not received the redemption amount from the Government Fund.

PARTIES

9. Plaintiff MDC is a Delaware corporation with its principal place of business in Denver, Colorado.

10. Defendant the Reserve has its principal place of business at 1250, Broadway, New York, New York.

11. Defendant Reserve Management Company, Inc. ("RMCI") has its principal place of business at 1250, Broadway, New York, New York. RMCI is the investment adviser for the Funds, as that term is defined herein.

12. Defendant Reserve Management Corporation has its principal place of business at 1250, Broadway, New York, New York.

13. Defendant Resrv Partners, Inc. ("Resrv") has its principal place of business at 1250, Broadway, New York, New York. Resrv is the Funds' distributor.

14. Defendant the Primary Fund is a Reserve money market fund.

15. Defendant the Government Fund (collectively with the Primary Fund, the "Funds") is a Reserve money market fund.

JURISDICTION AND VENUE

16. Jurisdiction is proper pursuant to 28 U.S.C. §§ 1331, 1332.

17. Venue is proper pursuant to 28 U.S.C. § 1391.

FACTUAL ALLEGATIONS

18. Plaintiff MDC primarily operates in homebuilding and financial services related to the housing market.

19. In connection with its business operations, MDC has various financial investments, some of which are in money market funds. MDC invests in money market funds because they provide greater security and liquidity than other types of investments even though they do not typically offer as high return.

20. Two of the money market funds in which MDC invests are the Primary Fund and the Government Fund.

21. According to the Funds' prospectus, the investment objective of the Funds is to seek as high a level of current income as is consistent with the preservation of capital and liquidity:

> The Primary Fund seeks to attain its objective by investing in U.S. government securities, corporate debt obligations, asset-backed securities, obligations of domestic and foreign banks (including deposit-type obligations), instruments of comparable quality as determined by the Board or Trustees and instruments fully collateralized by such obligations.
>
> *****
>
> The Government Fund seeks to attain its objective by investing exclusively in U.S. government securities and repurchase agreements supported by such investments.

22. As of the filing date of this Complaint, MDC has $24,958,099.18 invested in the Primary Fund, not including interest accrued since September 1, 2008.

23. As of the filing date of this Complaint, MDC has $90,180,115.07 invested in the Government Fund, not including interest accrued since September 1, 2008.

24. In return for its investments of cash in the Funds, MDC acquired shares which it could purportedly redeem on any day that the Funds' NAV was calculated.

25. According the Funds' Prospectus dated September 28, 2007, as supplemented on May 21, 2008:

> Shares will be redeemed at the next NAV determined after a proper redemption request, by telephone or in writing, is received by a Fund or by an authorized financial intermediary. Redemption requests received after the cut-off time for the calculation of a Fund's final NAV on any day will be redeemed at the net asset value calculated on the next business day. ***Proceeds from a redemption***

request will be transmitted to a shareholder no later than the next business day after the receipt of the redemption request in good order.

26. On September 16, 2008, at 2:54 p.m., MDC placed a telephonic request to make a redemption in the amount of $24,955,000.00 from the Primary Fund. The confirmation number of this request is 102125. At the same time, MDC requested to make a purchase of $25,000,000.00 into the Government Fund. The confirmation number of this request was 102130.

27. During this call, the Reserve client services unit told MDC that the requests would be processed that day. This statement was materially false and misleading because the Reserve had no intention of honoring the request to redeem shares from the Primary Fund.

28. Shortly after misrepresenting that it would process the wire requests, the Reserve issued this general public release, dated September 16, 2008:

> The Board of Trustees of The Reserve Fund, after reviewing the unprecedented market events of the past several days and their impact on The Primary Fund, a series of The Reserve Fund and taking into account recommendations made by Reserve Management Company, Inc., the investment manager of The Primary Fund, approved the following actions with respect to The Primary Fund only:
>
> The value of the debt securities issued by Lehman Brothers Holdings, Inc. (face value $785 million) and held by the Primary Fund has been valued at zero effective as of 4:00PM New York time today. As a result, the NAV of the Primary Fund, effective as of 4:00PM, is $0.97 per share. All redemptions requests received prior to 3:00PM today will be redeemed at a net asset value of $1.00 per share.
>
> Effective today and until further notice, the proceeds of redemptions from the Primary Fund will not be transmitted to the redeeming investor for a period of up to seven calendar days after the redemption. The seven-day redemption delay will not apply to

> debit card transactions, ACH transactions or checks written against the assets of the Primary Fund provided that any such transaction from an investor, individually or in the aggregate, does not exceed $10,000.
>
> The Primary Fund will continue to accept purchase orders.

29. Later that same day, after learning that the Primary Fund "broke the buck," MDC verified that the proceeds of the redemption from the Primary Fund had not been received. Thus, MDC called the Reserve's client services unit, at which time, MDC was again told that the wire was being processed and that the proceeds of the redemption should be remitted later that day.

30. Approximately one hour later, MDC again called the Reserve to check on the status of the wire. At that point, Elliott Goldstein, Vice President and Institutional Sales Relationship Manager of the Reserve, expressed doubt as to whether the wire would be processed by the end of the day. Goldstein stated that he could provide MDC no other information at the time.

31. On September 17, 2008, the Reserve announced that the NAV of the Primary Fund had fallen even further to 95 cents of the $1 per share price paid by investors.

32. The Government Fund was not implicated by the Reserve's announcements about the NAV of the Primary Fund made on September 16 and 17, 2008. However, MDC's request to purchase shares in the Government Fund in the amount of $25,000,000.00 was never processed.

33. After confirming the balance of its investment in the Government Fund with Ryan Belden, Manager of Client Services for the Reserve, on September 17, 2008, at 9:10 a.m., MDC placed a telephonic request to redeem the full amount of

$90,180,115.07 from the Government Fund via wire transfer to MDC's authorized bank account. The confirmation number of this request is 102348.

34. During this telephone call, Belden told MDC that the requested amount would be wired that day. Throughout the day, MDC placed several additional telephone calls inquiring about the status of the Primary Fund redemption as well as the status of the Government Fund redemption. Goldstein and Belden told MDC on at least one of these calls that both redemptions would be made by the end of the day. Otherwise, Goldstein and Belden informed MDC that they could not provide any information about the status of the redemptions. These statements were materially false and misleading because the Reserve had no intention of honoring MDC's redemption requests.

35. On September 18, 2008, the Reserve issued a supplement to the Prospectus for the Funds and announced that it was suspending purchases "until further notice" in approximately 23 of its funds, including the Primary Fund and the Government Fund. The Reserve stated that "proceeds from a redemption request for any Fund listed in this release will not be transmitted to an investor for a period of up to seven calendar days after the receipt of the redemption request.... *Any contrary disclosure in each Prospectus concerning a Fund should be ignored.*"

36. When MDC called the Reserve on September 18, 2008 to inquire about the status of its previous redemption requests, which still had not been processed, Goldstein and Belden stated that they were not able to process any wires from the Primary Fund.

37. Later that day, MDC called the Reserve to inquire about the status of the Government Fund redemption. Belden could not confirm that the wire would be

processed by the end of the day because the Reserve was manually processing the wire requests.

38. As of September 19, 2008, MDC has yet to receive the proceeds of its request to fully redeem its investment in the Funds.

39. Until September 2008, the Primary Fund was the oldest money market fund in the United States and reportedly one of the safest money market funds for investment. As last reported, however, the Primary Fund reportedly only had about $23 billion in assets. This is a drop from approximately $65 billion in assets as of August 31, 2008 – less than three weeks ago from the filing date of this Complaint.

COUNT I

For Violation of Section 10(b) of the Exchange Act and Rule 10(b)-5 Against All Defendants

40. Plaintiff repeats and realleges the allegations set forth above.

41. In violation of 15 U.S.C. § 78j and 17 C.F.R. § 240.10b-5, the Reserve employed manipulative and deceptive devices and contrivance in connection with the purchase or sale of securities.

42. The Reserve *(i)* employed devices, schemes, and artifices to defraud, *(ii)* made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading, and *(iii)* engaged in acts, practices, and courses of business that operated as a fraud and deceit upon MDC, all in connection with the purchase and/or sale of securities.

43. The Reserve committed these acts through the use, means or instrumentalities of interstate commerce and/or of the mails.

44. As alleged above, the Reserve knowingly, or with deliberate recklessness, made material misrepresentations to MDC regarding the redemption of shares in the Primary Fund and the Government Fund. These material misrepresentations consisted of, among other things, the assurance that proceeds from a redemption would be transmitted to MDC within one business day after the redemption request, and that shares of the Primary Fund would be valued at 100 cents per share for all redemption requests made before 3:00 pm eastern standard time on September 16, 2008.

45. These misrepresentations were (*i*) written in a May 21, 2008 supplement to the Funds' prospectus, (*ii*) communicated orally on numerous occasions by employees of the Reserve to MDC on September 16, 2008, and (*iii*) written in press releases issued by the Reserve on September 16, 2008 and September 17, 2008.

46. The Reserve acted with deliberate recklessness when it made the false statements in the supplemental to its prospectus that proceeds from a redemption request would be transmitted to a shareholder either that same day or the next business depending on when the request was received. At the time this statement was made, debt issued by financial institutions and investment banks made up a large percentage of the assets of the Primary Fund, and the fiscal health of many of these financial institutions and investment banks was in serious doubt. The Reserve was, at the very least, reckless in not recognizing that by holding large amounts of this risky debt in the Primary Fund, there was a serious risk that the Primary Fund would "break the buck" and fall below a net asset value of 100 cents per share. The Reserve was also reckless in not recognizing that

such an occurrence would likely cause an overwhelming number of redemption requests from investors in the Primary Fund, in turn making it impossible to transmit the proceeds from a redemption request to a shareholder no later than the next business day after the receipt of the request.

47. The Reserve also knowingly made false statements on September 16 and September 17 when employees of the Reserve repeatedly assured MDC that the proceeds from MDC's redemption requests would be transmitted no later than the next business day after the receipt of the request. When these statements were made, the Reserve already knew that there had been a "run" on the Primary Fund as most of the investors in the Primary Fund tried to redeem their shares. The Reserve also knew that such a run on the Primary Fund would prevent investors from receiving the proceeds from a redemption request within the next business day after the request.

48. These misrepresentations were made in connection with the purchase and sale of a security. The shares in both the Primary Fund and the Government Fund are securities. The misrepresentations were made in connection with both MDC's purchase of shares in the Primary Fund and the Government Fund, and in connection with MDC's requests to "redeem," or sell, shares of the Primary Fund and the Government Fund.

49. MDC reasonably relied on the Reserve's material misrepresentations in purchasing shares of the Primary Fund and the Government Fund, and in redeeming shares of the Primary Fund and the Government Fund. The misrepresentations were contained in the Funds' prospectus, which MDC had no reason to believe was false. Additionally, the same misrepresentations were made on numerous occasions around the

time MDC requested to redeem its shares of the Primary Fund and the Government Fund. MDC had no reason to believe the consistently repeated misrepresentations were false.

50. MDC suffered economic loss from the Reserve's deceit. That loss consists of, among other things, (*i*) the improperly withheld balance of its accounts with the Reserve; (*ii*) the difference between the promised redemption value of 100 cents per share of the Primary Fund and the Government Fund and the actual money, if any, MDC will actually receive for its shares in the Primary Fund and the Government fund, and (*iii*) interest on the shares that the Reserve has wrongfully failed to redeem and/or transmit to MDC.

51. The material misrepresentations and deceitful conduct described above proximately caused MDC's loss. Had the Reserve not falsely stated in the Funds' prospectus that proceeds from a redemption would be transmitted within one business day after receipt of the redemption request, MDC would not have invested funds in the Primary Fund or the Government Fund. A primary reason for investing in a money market mutual fund is the promised liquidity of the investment, and MDC could have invested in one or more of many other money market mutual funds besides those managed by the Reserve. Futhermore, based on the misrepresentations made by the Reserve around the time MDC requested to redeem its shares in the Primary Fund and the Government Fund, MDC refrained from pursuing any further actions to protect its investment in the two funds.

52. By virtue of the foregoing, the Defendants violated Section 10(b) of the Exchange Act and SEC Rule 10b-5.

COUNT II

For Common Law Fraud Against All Defendants

53. Plaintiff repeats and realleges the allegations set forth above.

54. In violation of the common laws of the state of New York, the Reserve, through the use of deceitful conduct and misrepresentations, has defrauded MDC out of considerable sums of money.

55. As alleged above, the Reserve knowingly made material false statements to MDC regarding the redemption of shares in the Primary Fund and the Government Fund. These false statements consisted of, among other things, the assurance that proceeds from a redemption would be transmitted to MDC within one business day after the redemption request, and that shares of the Primary Fund would be valued at 100 cents per share for all redemption requests made before 3:00 pm eastern standard time on September 16, 2008.

56. These false statements were written in the May 21, 2008 supplement to the Funds' September 28, 2007 prospectus, communicated orally on numerous occasions by employees of the Reserve to MDC on September 16, 2008, and contained in press releases issued by the Reserve on September 16, 2008 and September 17, 2008.

57. The Reserve made these material false statements for the purpose of inducing MDC to rely upon them to MDC's detriment. The Reserve wrote and published the supplement to the September 28, 2007 prospectus for the purpose of attracting investors like MDC. Furthermore, the false statements made orally to MDC and contained in press releases on September 16 and September 17 were made by the Reserve

so that investors like MDC would refrain from taking further actions to protect their investment in the Primary Fund and the Government Fund.

58. MDC reasonably relied on the Reserve's material misrepresentations in purchasing shares of the Primary Fund and the Government Fund, and in redeeming shares of the Primary Fund and the Government Fund. The misrepresentations were contained in the Funds' prospectus, which MDC had no reason to believe was false. Additionally, the same misrepresentations were made on numerous occasions around the time MDC requested to redeem its shares of the Primary Fund and the Government Fund. MDC had no reason to believe the consistently repeated misrepresentations were false.

59. MDC suffered economic loss from the Reserve's deceit. That loss consists of, among other things, (*i*) the improperly withheld balance of its accounts with the Reserve; (*ii*) the difference between the promised redemption value of 100 cents per share of the Primary Fund and the Government Fund and the actual money, if any, MDC will actually receive for its shares in the Primary Fund and the Government fund, and (*iii*) interest on the shares that the Reserve has wrongfully failed to redeem and/or transmit to MDC.

COUNT III

For Conversion
Against All Defendants

60. Plaintiff repeats and realleges the allegations set forth above.

61. The Reserve, through the continued exercise of unauthorized control over MDC's money invested in the Primary Fund and the Government Fund, have tortiously converted MDC's property.

62. The Reserve is currently exercising control over the money MDC invested into the Primary Fund and the Government Fund.

63. The Reserve is not authorized to exercise control over MDC's money. On September 16, 2008, MDC requested to redeem $24,955,000.00 from the Primary Fund. On September 17, 2008, MDC requested to redeem $90,180,115.07 from the Government Fund. MDC has superior rights to the possession of this money than the Defendants.

64. After the receipt of these redemption requests, the Reserve was not authorized to exercise any control over MDC's money for more than one business day. However, the Reserve is still exercising unauthorized control over MDC's money more than one business day after receipt of the above redemption requests.

COUNT IV

For Breach of Contract Against All Defendants

65. Plaintiff repeats and realleges the allegations set forth above.

66. Pursuant to the terms of the Funds' Prospectus dated September 28, 2007, as supplemented on May 21, 2008, MDC and the Reserve entered into an agreement whereby MDC would contribute cash to the Funds and, in return, Reserve would prudently invest those proceeds and redeem MDC's investment upon proper request.

67. The Funds' Prospectus provides that: "Proceeds from a redemption request will be transmitted to a shareholder no later than the next business day after the receipt of the redemption request in good order."

68. In consideration of this agreement, MDC contributed substantial amounts of cash to the Funds.

69. Pursuant to its agreement with the Reserve and its investment in the Funds, MDC acquired shares in the Funds and had the right to redeem, by telephone or in writing, those shares on any day that the Funds' NAV was calculated.

70. On September 16, 2008, MDC made a proper request, by telephone, to redeem $24,955,000.00 from the Primary Fund.

71. The Reserve has failed to honor this redemption request.

72. Consequently, MDC has been damaged in the amount of $24,955,000.00.

73. On September 17, 2008, MDC made a proper request, by telephone, to redeem $90,180,115.07 from the Government Fund.

74. The Reserve has failed to honor this redemption request.

75. Consequently, MDC has also been damaged in the amount of $90,180,115.07.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment as follows:

A. Awarding damages in favor of Plaintiff against all defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

B. Awarding injunctive relief

C. Awarding Plaintiff their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

D. Granting such other and further relief as the court may deem just and proper.

Dated: September 19, 2008

DEWEY & LEBOEUF LLP

By: [signature]

Kevin C. Wallace
Christopher J. Clark
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

Attorneys for Plaintiff
M.D.C. Holdings, Inc.

Jules Brody, Esq.
Howard T. Longman, Esq.
STULL, STULL, & BRODY
6 East 45th Street
Suite 500
New York, NY 10017
Tel: (212)-687-7230
Fax: (212)-490-2022

Gary S. Graifman, Esq.
Michael L. Braunstein, Esq.
KANTROWITZ, GOLDHAMER & GRAIFMAN, P.C.
747 Chestnut Ridge Road
Suite 200
Chestnut Ridge, NY 10977
Tel: (845) 356-2570
Fax: (845) 356-4335

Counsel for Plaintiff

08 CIV 8098

FILED
U.S. DISTRICT COURT
2008 SEP 18 PM 4: 20
S.D. OF N.Y.

UNITED STATES DISTRICT COURT
OF THE SOUTHERN DISTRICT OF NEW YORK

RALPH F. MILLER, on Behalf of Himself and All Others Similarly Situated,

Plaintiff,

v.

THE RESERVE , THE PRIMARY FUND, RESRV PARTNERS, INC., BRUCE R. BENT, BRUCE R. BENT II, ARTHUR T. BENT III, WILLIAM VIKLUND, JOSEPH D. DONNELLY, EDWIN EHLERT, JR., WILLIAM J. MONTGORIS, FRANK J. STALZER, SANTA ALBICOCCO, STEPHEN P. ZIENIEWICZ, RONALD J. ARTINIAN and PATRICK J. FARRELL,

Defendants.

Case No.

CLASS ACTION

COMPLAINT FOR VIOLATION OF FEDERAL SECURITIES LAWS

JURY TRIAL DEMANDED

Plaintiff individually and on behalf of all other persons similarly situated for his Complaint against Defendants alleges as follows:

INTRODUCTION

1. This is an action by and on behalf of persons who purchased shares of the Primary Fund (Ticker: RFIXX) (the "Fund"), during the period September 28, 2007 through September 16, 2008, inclusive (the "Class Period"), against the Fund's underwriter, investment adviser, officers and directors and the other Defendants for violations of the disclosure requirements of federal securities laws. The Fund's Registration Statements and Prospectuses, and documents which constituted a part thereof, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted to state material facts required to be stated therein, relating, *inter alia,* to (i) the lack of true diversification of the Fund's assets and exposure to, at minimum, now largely worthless debt securities valued at $785 million of now defunct Lehman Brothers Holdings, Inc.("Lehman Brothers"), (ii) the fact that the Fund's risk profile was **not**, as claimed, only marginally higher than cash, (iii) the high vulnerability of the Fund which suddenly and precipitously dropped below $1 per share to $.95 per share thus causing loss of principal, and (v) the fact that the net asset value of the Fund ("NAV") was highly speculative and inflated.

2. Plaintiff, by and through his undersigned attorneys, brings this action upon personal knowledge as to himself and his own acts, upon the investigation conducted by and through Plaintiff's counsel as to all other matters, including without limitation, analysis of publicly available news articles and reports, public filings with the Securities and Exchange Commission ("SEC"), review of various web sites and Internet information sources, including the Reserve Fund's website (reservefunds.com/reservenews.shtml), news reports, press releases

and other matters of public record, prospectuses, Statements of Additional Information, annual and semi-annual reports issued by and on behalf of the Fund, and sales materials, and upon information and belief.

JURISDICTION AND VENUE

3. The claims asserted herein arise under and pursuant to §§ 11, 12(a)(2) and 15 of the Securities Act of 1933 ("1933 Act"), 15 U.S.C. §§ 77k, 77i and 77o.

4. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§ 1331 and 22 of the 1933 Act.

5. Venue is proper in this District pursuant to 28 U.S.C. §1391(b), because the Defendants maintain offices in this District, are headquartered in this District and many of the acts and practices complained of herein occurred in substantial part in this District.

6. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Ralph F. Miller acquired shares of the Fund pursuant to the registration statement and prospectus at issue in this complaint, as set forth in the accompanying certification, and has been damaged thereby.

8. Defendant, the Reserve Fund, the registrant (sometimes referred to as "Registrant"or "Reserve") has its headquarters at 1250 Broadway, New York, New York 10001 and was organized under Massachusetts law on October 26, 1990.

9. The Primary Fund is a member of the Reserve Fund family of funds and advised

by the Investment Adviser and employs Resrv, as defined below, as principal underwriter, transfer agent and shareholder services agent. Thus, the Fund is deemed to be under common control of Registrant.

10. Defendant, The Reserve Fund, is headquartered at 1250 Broadway, New York, New York 10001 and is the Registrant of the Fund.

11. Defendant Resrv Partners, Inc. ("Resrv" or "Underwriter") is also headquartered at 1250 Broadway, New York, New York 10001. Resrv is the principal underwriter with respect to the Fund's prospectus and is controlled by its officers and directors who are also Trustees and Officers of the Registrant, as well as officers and directors of the investment advisor to the Fund, Reserve Management Company, Inc. ("RMCI"), including Bruce R. Bent, Bruce R. Bent II, Arthur T. Bent III, Christina Massaro, Patrick J. Farrell and Catherine Crowley. Pursuant to a Distribution Agreement, Resrv was, during the Class Period, the principal underwriter for shares of the Funds and is agent for the purpose of the continuous offering of the Fund's shares.

12. Defendant RMCI (also referred to as "Investment Advisor") has its headquarters also at 1250 Broadway, New York, New York **10001. RMCI is the investment advisor to the Fund. As the investment advisor, RMCI oversees the management and administration of the Fund. As compensation for these services, RMCI receives a management fee from the Fund.**

13. Defendant Bruce R. Bent is the Chairman of Resrv, Chairman of RMCI, and Chairman, President, Treasurer and Trustee of Reserve. As a result of his positions with Resrv and RMCI, Mr. Bent is deemed to be a controlling person of the Investment Adviser and the Registrant.

14. Defendant Bruce R. Bent ("BR Bent") is also Chairman, President, Treasurer and

Trustee of Reserve and the Fund. BR Bent **signed or authorized the signing of the false and misleading Registration Statement.**

15. Defendant Bruce R. Bent II ("BR Bent II") was Co-Chief Executive Officer, Senior Vice President and Assistant Treasurer of the Registrant and the Fund and signed the Registration Statement dated September 28, 2008, the Statement of Additional Information ("SAI"), dated September 28, 2007, the Certified Shareholder Report of Registered Management Investment Companies filed with the SEC on or about February 8, 2008 and the Certified Shareholder Report for the year end May 31, 2008, filed with the SEC on or about August 8, 2008, both of which were documents incorporated by reference into the Prospectus and Registration Statement.

16. Defendant Arthur T. Bent III (AT Bent III") was Co-Chief Executive Officer, Senior Vice President and Assistant Secretary of the Registrant and the Fund and signed the Registration Statement dated September 28, 2008, the Statement of Additional Information ("SAI"), dated September 28, 2007, the Certified Shareholder Report of Registered Management Investment Companies filed with the SEC on or about February 8, 2008 and the Certified Shareholder Report for the year end May 31, 2008, filed with the SEC on or about August 8, 2008, both of which were documents incorporated by reference into the Prospectus and Registration Statement.

17. Defendants, William Viklund, Joseph D. Donnelly, Edwin Ehlert, Jr., William J. Montgoris, Frank J. Stalzer, Santa Albicocco, Stephen P. Zieniewicz and Ronald J. Artinian are all Trustees of the Registrant and the Fund and each signed the Registration Statement dated September 28, 2008, and the SAI.

18. Defendant Patrick J. Farrell ("Farrell") was, at all relevant times, the Chief

Financial Officer of the Registrant and of the Fund and signed the Certified Shareholder Report of Registered Management Investment Companies filed with the SEC on or about February 8, 2008 and the Certified Shareholder Report for the year end May 31, 2008, filed with the SEC on or about August 8, 2008, **both of which were documents incorporated by reference into the Prospectus and Registration Statement.**

19. The Defendants referenced above in paragraphs 14-18 are collectively referred to herein as the "Individual Defendants."

THE FALSE AND DEFECTIVE REGISTRATION STATEMENT AND PROSPECTUS

20. This is a class action on behalf of all persons or entities who acquired the shares of the Fund during the period September 28, 2007 through September 16, 2008, inclusive, pursuant to the Fund's untrue or misleading Registration Statements and Prospectus dated September 28, 2007, and the documents filed and incorporated therein by reference (collectively, the "Prospectus") issued in connection with the continued offerings of the Fund's shares, seeking to pursue remedies under the 1933 Act.

21. The Fund was marketed to investors as an income producing version of a money market fund, which offered a combination of safety and liquidity, or the ability to quickly access cash. The Fund's investment objective, as stated in the Prospectus was "to seek as high a level of current income ***as is consistent with the preservation of capital and liquidity*** ." (Emphasis added).

22. The Fund was designed (as were the other related Reserve-issued funds) as "money market funds, designed as a convenient alternative to direct investment of temporary cash balances in short-term instruments."

23. On September 28, 2007, Defendants began offering shares of the Fund pursuant to

the Registration Statement and Prospectus dated that same day, along with associated sales materials and advertisements, including web pages which also constitute a prospectus under the securities laws.

24. The Prospectus stated, referring to the Primary Fund, among other funds, that "The Funds are money market funds, designed as a convenient alternative to the direct investment of temporary cash balances in short-term instruments. The Funds seek to employ idle cash at yields competitive with yields of other comparable short-term investments, and to reduce or eliminate the mechanical problems of direct investment, such as scheduling maturities and reinvestment, evaluating the credit of issuers, investing in round lots and safeguarding the receipt and delivery of securities. Each Fund invests only in short-term securities and seeks to maintain a stable $1.00 share price."

25. The Prospectus further stated that "Because money market funds may only invest in securities with a lower level of risk, over time they may produce lower returns than investments in stocks or bonds, which entail higher levels of risk" and that "Investments in money market funds provide greater security and liquidity than other types of investments..." With regard to ease of liquidity, the Prospectus further represented that "Redemption requests received after the cut-off time for the calculation of a Fund's final NAV on any day will be redeemed at the net asset value calculated on the next business day. ***Proceeds from a redemption request will be transmitted to a shareholder no later than the next business day after the receipt of the redemption request in good order.***" (Emphasis added).

26. The Prospectus incorporated certain documents by reference. The Prospectus stated: "The Statement of Addition Information ["SAI"] contains additional and more detailed information about the Funds and is incorporated by reference into this Prospectus. Each Fund's

Annual and Semi-Annual Reports list the Fund's holdings, describe the Fund's performance, and include other information about the Fund's investments."

27. On February 8, 2008, the Registrant filed a report for the period ending November 30, 2007 with the SEC, entitled "Certified Shareholder Report of Registered Investment Companies," which constituted a part of the misleading Registration Statement and Prospectus and the SAI which was incorporated by reference therein. The Report for the Primary Fund, for the semi-annual period ended November 30, 2008 ("Semi-Annual Report"), was filed on or about February 8, 2008, and signed by Defendants BR Bent II, Arthur T. Bent III and Farrell. The Semi-Annual Report's introduction was written and signed by Bruce R. Bent, dated, January 25, 2008 and stated:

> **The current liquidity and mortgage crises have provoked everyone- institutions, corporations and individuals- to question just how safe their cash really is. And it's about time.**
>
> **The management of a money market fund is counter-cultural to the vast majority of organizations that sponsor or manage virtually all the money funds because these organizations are not specialists in cash management. Rather they manage stock and bond funds, the focus of which is the highest rate of return, not safety of principal, liquidity and soundness of sleep.**
>
> **When we created the world's first money fund in 1970, we clearly stipulated the tenets that define a money fund: sanctity of principal, immediate liquidity, a reasonable rate of return— all while living under the overarching rubric of boring investors into a sound sleep. Unfortunately, a number of firms that sponsor money funds, and a number of investors that selected them, have lost sight of the purpose of a money fund and the simple rules that guide them in their foolhardy quest for a few extra basis points.... The cash entrusted to a money fund is your reserve resource that you expect to be there no matter what.... [T]his is your working capital to pay the rent, to finance inventory and receivables, to put food on the table. This is definitely not money to take risks with, and that is exactly how it should be managed. (Emphasis added).**

> **We have been "accused" by some of asserting these tenets as if they were dogma, to which The Reserve pleads: Guilty as charged. If one focused on the goal of effective cash management, the truths to accomplish it are self evident and unequivocal, and reaching for yield while risking principal, liquidity or peace of mind is not among them. (emphasis added).**

28. The SAI, in addition, stated: "The Prospectus is incorporated by reference into this SAI and this SAI is incorporated by reference into the Prospectus. Each Fund's audited financial statements are incorporated by reference into this SAI from its Annual Report to shareholders for the fiscal year ended May 31, 2007 (the "Annual Report")."

29. The Annual Report for the Primary Fund for the year end May 31, 2008 ("Annual Report"), was filed with the SEC on or about August 8, 2008, and signed by Defendants BR Bent II, AT Bent III and Farrell. The Annual Report was referenced in the Registration Statement and Prospectus and constituted a part of such Registration Statement and Prospectus. The introduction of the Annual Report, touted the ability of the Fund to provide safety of principal **despite the subprime crisis** versus other types of investments and was written and signed by Bruce R. Bent, and stated:

> Many dangerous Structured Investment Vehicles (SIV's) were folded by their sponsors which had the effect of taking matches from children that had proved themselves unworthy of the responsibility, underscoring my earlier points that not anyone can run a money fund. One year has passed since the subprime and SIV crisis shook the foundation of our markets, which has investors questioning the safety of their money funds. Good!
>
> We are pleased to report that you, and the markets in general, have embraced the very concept and foundation on which The Reserve was founded, an unwavering discipline focused on protecting your

> principal, providing daily liquidity and transparency, and all the while boring you into a sound sleep. Experience has prevailed and as a result, The Reserve's assets grew by nearly 100% or 61 billion, over the past year.

30. The Annual Report constituted a part of **or was incorporated by reference into, the Prospectus and the SAI.**

31. The Annual Report further stated that:

> There has been no change in the Registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the Act) that occurred during the second fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

32. The Annual Report constituted a part of the Prospectus and the SAI. The statements set forth above in paragraphs 24 through 27 and 29 **are materially false and misleading because while touting the Fund's devotion to safety of principal as "dogma" they failed to disclose the significant risks inherent in their strategy such as holding a substantial amount of the Fund's asset in the debt securities of Lehman Brothers, an investment banking company which by February 8, 2008 and by August 8, 2008, the dates the statements made by defendants in paragraphs 27 and 29 respectively, were made, and in fact as of the time of the Prospectus, on September 28, 2007, was widely known as experiencing significant losses and substantial instability as a direct result of its investments in residential mortgages through various forms of securitization.**

33. For instance, on September 18, 2007 in a press release, Lehman Brothers reported very substantial valuation reductions on leveraged loan commitments and mortgage related positions within its Fixed Income Capital Markets. By January 17, 2008, Lehman Brothers announced it would substantially reduce its resources and capacity in the U.S. residential

mortgage origination space. Further by June 16, 2008, in announcing its second quarter results for its quarter ended May 31, 2008, Lehman Brothers reported a massive loss of $2.8 billion, in sharp contrast to profits for both the first quarter of 2008, and the comparable second quarter of 2007, denoting in no incertain terms its vulnerability to the then current economic woes emanating from the sub-prime crisis.

34. Despite the turmoil in the financial markets and the substantial likelihood of overwhelming debt and loss in the financial institutions in which Defendants had invested in debt securities to a substantially higher degree than would be financially prudent, and particularly so for a money market fund purporting to have a corner on the market, as set forth in SEC-filed documents referred to above, for sanctity of safety of principal and immediate liquidity. This included investment by Defendants in the Fund of $785 million dollars, in face value, of debt securities of Lehman Brother, despite the above known facts described in paragraph 33 and the fact that Lehman Brothers had been rumored to be on the brink of bankruptcy for months. The September 16, 2008 letter revealed for the first time the Fund's reliance on this huge and risky investment and that the Fund would value this $785 million of Lehman debt securities at zero.

35. In conjunction with that disclosure, on September 16, 2008, Defendants stunned the financial markets by announcing that for the first time in the history of their money market management, they were valuing the NAV of the shares of the Fund at less than $1.00 per share and thereby "breaking the buck." Thus, despite stating expressly in their SEC-filed documents, that investors in the Fund, invested therein to preserve cash, such as their the basic working capital "to pay rent, finance inventory and receivables, put food on the table" and "sleep soundly" knowing that the principal entrusted to Defendants was safe, Defendants stated that they were lowing the NAV of each share of the Fund to $0.97 per share. On September 18, 2008, it was

reported the value had further declined to $0.95 per share.

36. Furthermore, as reported in The New York Times on Wednesday, September 18, 2008 ("*Money Market Fund Warns Its Customers Face Losses*"), the stated value of the other investments of the Fund were also at risk at the time of many of the statements defendants made if they needed to be sold over a short period to pay for redemptions. The article noted: "The fund's financial records also show that more than half of its portfolio on May 31 consisted of asset-backed commercial paper and notes from a host of issuers besides Lehman, few of them names likely to be familiar to the financial markets. If these arcane investments had to be sold or cashed out quickly to meet redemptions, it is unclear what prices they would fetch or whether the issuers would be able to return the fund's money promptly, said Keith Long, of Otter Creek management, a hedge fund based in Palm Beach, Florida."

37. Moreover, despite the Prospectus touting the fact that shares which were redeemed would be paid the following day, and despite the fact that Defendant BR Bent, in his forward to the Semi-Annual Report, highlighted the importance to investors of the Fund allowing "*immediate liquidity*" Defendants announced in the September 16, 2008 letter which disclosed the devaluation of the Fund's NAV to below $1.00 per share, that there would be a hold placed on the redemption of shares of the Fund and that this would prevent payment to investors seeking to redeem shares for at least seven (7) days.

38. The true material facts, or material facts omitted necessary to make the statements made not misleading and/or omitted material facts required to be stated therein, were:

1. the Fund was not well-diversified and was overly concentrated on debt securities of a company that was tottering on the brink of disaster in a higher amount than was prudent for a money market fund;

2. There was not an unwavering discipline focused on protecting your principal, providing daily liquidity and transparency, and all the while "boring you into a sound sleep" as represented by Defendants;

3. The immediate liquidity was illusory and not present;

4. The promise of safety and sanctity of principal was materially false and not achievable in the current economic environment in light of the securities owned by the Fund;

5. The ability to maintain the NAV at $1.00 was tenuous because of the undue weight by the Fund in investments which were riskier in an effort to seek higher yield;

6. the Fund's investment managers and officers did not have real expertise in valuing the mortgage backed securities they purchased, or assessing the risk or such investments' effect on the core goals of safety of principal and immediate liquidity;

7. The Lehman Brothers debt securities, which in turn, relied on mortgage backed securities in which they were investing in to an unsafe degree were highly vulnerable to becoming illiquid; and

8. the net asset values ("NAVs") of the Funds were speculative and inflated.

CLASS ACTION ALLEGATIONS

39. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the Fund during the period September 28, 2007 through September 16, 2006, inclusive (the "Class Period") **traceable to the Company's false and misleading Registration Statement and Prospectus documents and who were damaged thereby (the "Class"). Excluded from the Class are Defendants, the Officers and Directors of the Resrv, RMCI, Reserve and the Fund, at all relevant times, members of their immediate families and their**

legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

40. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Registrant or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

41. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

42. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

43. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. among the questions of law and fact common to the Class are:

1. whether the 1933 Act was violated by Defendants' acts as alleged;

b. whether statements made by Defendants to the investing public in the Registration Statement and Prospectus materials misrepresented material facts about the business, operations and management of the Fund; and

c. to what extent the members of the Class have sustained damages and the proper measure of damages.

44. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress individually the wrongs done to them. There will be no difficulty in the management of this action as a class action.

COUNT I

VIOLATIONS OF SECTION 11 OF THE 1933 ACT AGAINST ALL DEFENDANTS

45. Plaintiff repeats and incorporates each allegation contained above.

46. This Count is brought pursuant to §11 of the 1933 Act, 15 U.S.C. §77 k, on behalf of the Class, against all Defendants.

47. The Registration Statements and Prospectus and documents which were referenced therein contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted to state material facts required to be stated therein.

48. The Defendants named herein were responsible for the contents and dissemination of the Registration Statement.

49. None of the Defendants herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statement were true and without omissions of any material facts and were not misleading.

50. By reasons of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, §11 of the 1933 Act.

51. Plaintiff acquired the Fund's shares pursuant to the Registration Statement and

Prospectus and materials incorporated therein.

52. Plaintiff and the Class have sustained damages. The value of the Fund's shares has declined substantially subsequent to and due to Defendants' violations.

53. At the time of their purchases of the Fund's shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the untrue statements or omissions herein and could not have reasonably discovered those facts prior to September 16, 2008. **Less than one year had elapsed from the time that the Plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiff filed this complaint. Less than three years have elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this Complaint.**

COUNT II

VIOLATIONS OF SECTION 12(A)(2) OF THE 1933 ACT AGAINST ALL THE DEFENDANTS

54. This Count II is asserted against Resrv as underwriter of the Funds' shares and the Individual Defendants as participants in the distribution of the Funds' shares through subsidiaries and trust departments of subsidiaries owned or controlled by Resrv or RMCI (hereinafter the"§12 Defendants").

55. Plaintiff repeats and incorporates each and each allegation contained above as if fully set forth herein, except to the extent any allegations above contain facts which are unnecessary or irrelevant for purposes of stating a claim under Section 12, including allegations that might be interpreted to sound in fraud or relating to any state of mind on the part of the § 12 Defendants, other than strict liability or negligence.

56. The §12 Defendants offered and sold a security, namely shares of the Fund's common stock, by means of a prospectus or were controlling persons of the Fund or of those who offered and sold the Fund's shares. **This prospectus contained untrue statements of material facts and omitted to state material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, which statements and omissions the §12 Defendants would have known, were false or were material facts which were required to be disclosed to avoid the representations which were made from being misleading.**

57. The §12 Defendants actively solicited the sale of the Fund's shares to serve their own financial interests.

58. Plaintiff did not know that the representations made to him in connection with the distribution to them by the §12 Defendants regarding the matters described above were untrue and did not know the above described material facts that were not disclosed.

59. As a result of the matters set forth herein, pursuant to §12 (a)(2) of the 1933 Act, Plaintiff and Class members are entitled to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if they no longer own such shares.

60. Plaintiff and putative Class members who do not opt out, hereby tender their shares in the Fund.

61. The §12 Defendants are liable to Plaintiff and Class members pursuant to §12 (a)(2) of the 1933s Act, as sellers of the Fund's shares.

COUNT III

VIOLATIONS OF SECTION 15 OF THE 1933 ACT

AGAINST THE INDIVIDUAL DEFENDANTS

62. Plaintiff repeats and incorporates each allegation contained above.

63. This Count is brought pursuant to §15 of the 1933 Act against the Individual Defendants.

64. Each of the Individual Defendants was a control person of the Fund or the Defendant the Reserve entities by virtue of his or her position as a trustee and/or senior officer of the Fund or the Defendant Reserve and related entities. The Individual Defendants each had a series of direct and/or indirect business and/or personal relationships with other trustees and/or officers of the Defendant Reserve entities and the Fund.

65. Each of the Individual Defendants was a culpable participant in the violations of §§ 11 and 12 of the 1933 Act alleged in the Counts above, based on their having signed or authorized the signing of the Registration Statement and having otherwise participated in the process of issuing the Registration Statement and Prospectus.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action, certifying Plaintiff as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of the defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

D. Awarding recessionary damages; and

E. Such equitable, injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: September 18, 2008

BY: Jules Brody

Jules Brody, Esq.
Howard T. Longman, Esq.
STULL, STULL, & BRODY
6 East 45th Street
Suite 500
New York, NY 10017
Tel: (212)-687-7230
Fax: (212)-490-2022

Gary S. Graifman, Esq.
Michael L. Braunstein, Esq.
KANTROWITZ, GOLDHAMER & GRAIFMAN, P.C.
747 Chestnut Ridge Road
Suite 200
Chestnut Ridge, NY 10977
Tel: (845) 356-2570
Fax: (845) 356-4335

Counsel for Plaintiff

**CERTIFICATION OF LEAD PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS**

RALPH F. MILLER ("Plaintiff"), certifies as follows:

1. I am an adult individual and make this Certification in support of the filing of the complaint in this action and my request for appointment as Lead Plaintiff in the within action.

2. I have reviewed the complaint against The Reserve, The Primary Fund, related companies, and signers of the Registration Statement described in the complaint, approve the allegations made and authorize the filing of the complaint and/or a motion for lead plaintiff on my behalf by the law firm which filed the complaint, Kantrowitz Goldhamer & Graifman, P.C. and its co-counsel Stull Stull & Brody.

4. My purchases of the Fund's shares, the securities which are the subject of this action, were not at the direction of counsel or in order to participate in this private action.

5. I am willing to serve as a representative party on behalf of the class, including providing testimony at deposition and/or trial, if necessary. I understand that the litigation is not settled, that this is not a claim form, and sharing in any recovery is not dependent on execution of this Certification. I am willing to serve as a representative party either individually or as part of a group. I understand that a lead plaintiff is a representative party who acts on behalf of other class members in directing the action.

6. To the best of my current knowledge, I have made no transactions during the class period, as set forth in the complaint, in the securities that are the subject of the action except as follows:

Date	Type of Transaction (E.g., Purchase or Sale)	Amount of Shares	Purchase Price Per Share

6-12-08	Bought	63,343.48	$1.00
6-20-08	Bought	194,626.94	$1.00
6-20-08	Bought	38,287.33	$1.00

7. I have not served or sought to serve as a class representative in a federal securities case in the last three years.

8. I will not accept any payment for serving as a representative party on behalf of the Class beyond Plaintiff's pro rata share of any recovery, except as ordered or approved by the court pursuant to section 27(a)(4) of the Securities Act, or section 21D(a)(4) of the Securities Exchange Act and including any award for reasonable costs and expenses directly relating to the representation of the class.

9. The matters stated in this declaration are true to the best of my knowledge, information and belief.

10. I hereby certify, under penalty of perjury that the foregoing is true and correct.

Dated: September 18, 2008

Ralph F. Miller

RALPH F. MILLER

JUDGE GARDEPHE

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

CIV 8060

JAY POMERANZ, on Behalf of Himself and All Others Similarly Situated,

Plaintiff,

v.

THE PRIMARY FUND, RESERVE FUND RESERVE MANAGEMENT COMPANY, and RESRV PARTNERS, INC.,

Defendants.

CLASS ACTION

COMPLAINT FOR VIOLATION OF THE INVESTMENT COMPANY ACT OF 1940

JURY TRIAL DEMANDED

FILED
U.S. DISTRICT COURT
2008 SEP 17 PM 4:55
S.D. OF N.Y.

Plaintiff, for his Class Action Complaint, alleges the following upon personal knowledge as to himself and his own acts, and as to all other matters upon information and belief, based upon the investigation made by his attorneys, which included a review of Securities and Exchange Commission ("SEC") filings, news reports and other publicly available materials.

NATURE OF THE ACTION

1. This action is brought on behalf of persons who owned shares in any class of the Primary Fund (the "Fund") and who had not redeemed their shares as of Tuesday, September 16, 2008, at which time the Fund halted redemption of shares.

2. The action is brought against the Fund, and affiliated entities, for deviating from the Fund's fundamental investment objective. Section 8 of the Investment Company Act of 1940 (the "ICA") directs an investment company to recite in its Registration Statement "all investment policies of the registrant . . ., which are changeable only if authorized by shareholder vote," as well as all policies that "the registrant deems matters of fundamental policy." 15 U.S.C. § 80a-8(b) (2) & (3). Section 13 prohibits a registered investment company from deviating from any such policies "unless authorized by the vote of a majority of its outstanding voting securities." 15 U.S.C. § 80a-13.

3. The Fund's stated investment objective is "to seek as high a level of current income as is consistent with the preservation of capital and liquidity."

4. The Fund deviated from its stated investment objective by sacrificing preservation of capital and liquidity in pursuit of higher yields. This strategy was exemplified by the Fund's disastrous and unreasonable concentration of $785 million (face value) in commercial paper issued by Lehman Brothers Holdings, Inc. ("Lehman"). Such concentration of these securities resulted in the Fund "breaking the buck" on September 16, 2008, when its net asset value (NAV) fell below $1.00, to $0.97. The bankruptcy of Lehman, which occurred on September 15, 2008, wiped out the entire value of the Fund's $785 million in Lehman issued commercial paper. This event represented only the second time in the history of money market funds that such a fund's NAV fell below $1.00. In fact, Standard & Poor's has stated that of the 525 US dollar-

denominated money market funds it covers, the Primary Fund is one of only three such entities that will be affected by Lehman's bankruptcy.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the subject matter of this action under § 44 of the Investment Company Act of 1940 (15 U.S.C. § 80a-43), 28 U.S.C. §§ 1331, 1332(d)(2), and 1367.

6. Venue is properly laid in this District under 15 U.S.C. § 80a-43. Many of the acts giving rise to the violations of law complained of herein, including the dissemination to shareholders of the Registration Statements, Proxy Statements, and Prospectuses, referenced herein occurred in this District. Moreover, defendants are located or headquartered in this District.

PARTIES

7. Plaintiff Jay Pomeranz ("Plaintiff") is an individual residing in Nassau County, New York.

8. The Reserve Fund (the "Trust") has its headquarters at 1250 Broadway, New York, NY 10001-3701. The Trust is an investment trust organized under Massachusetts law. The Trust consists of a series of mutual funds, including the Fund. The Trust is managed by a Board of Trustees. The Trust and the Board of Trustees are responsible for filing with the SEC and disseminating to investors documents regarding the Fund. The Trust and the Board of Trustees are also responsible for the Fund's compliance with its stated investment objectives.

9. Defendant Resrv Partners, Inc. ("Resrv" or "Underwriter") is headquartered at 1250 Broadway, New York, NY 10001-3701. Resrv was at all relevant times the principal underwriter for shares of the Fund. Resrv is responsible for conducting due diligence with respect to the accuracy of representations in Registration Statements and Prospectuses filed with the SEC and mailed to investors with respect to the Fund. Resrv is the Trust's agent for the purpose of the continuous offering of the Fund's shares.

10. Defendant Reserve Management Company, Inc. ("Investment Advisor" or "Reserve Management") has its headquarters at 1250 Broadway, New York, NY 10001-3701. Reserve

Management is the investment advisor to the Fund. As the Investment Advisor, Reserve Management receives a management fee from the Fund. The Investment Advisor's management fees range from 0.81% to 0.46% of the Fund's net assets, depending on the share class. In 2007, The Investment Advisor received fees in excess of $92 million for its services advising the Fund. The Investment Advisor is responsible for adhering to the Fund's stated investment objective.

11. Defendant Primary Fund is a series of the Reserve Fund. The Fund is a member of the Reserve Fund family of funds and is registered under the ICA. The Fund is advised by the Investment Advisor and employs Resrv as principal underwriter, transfer agent and shareholder services agent. The Fund is issued in eleven Classes, as follows:

a. Primary Fund Class R
b. Primary Fund Investor Class I
c. Primary Fund Investor Class II
d. Primary Fund Investor Class III
e. Primary Class Treasurer's Trust
f. Primary Fund Liquidity Class I
g. Primary Fund Liquidity Class II
h. Primary Fund Liquidity Class III
i. Primary Fund Liquidity Class IV
j. Primary Fund Liquidity Class V
k. Primary Fund Class Institutional

CLASS ACTION ALLEGATIONS

12. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all person or entities who owned shares in any class of the Primary Fund (the "Fund") and who had not redeemed their shares as of Tuesday, September 16, 2008, at which time the Fund halted redemption of shares. Excluded from the Class are the defendants herein, any subsidiaries or affiliates of the defendants, officers and directors of any of the defendants, heirs, successors and assigns of any of the defendants or their officers and directors, and any entity in which any defendant has a controlling or substantial interest.

13. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of members of the Class is unknown to Plaintiff at this

time and can only be ascertained through appropriate discovery, the Fund had over $64 billion in assets as of August 31, 2008. Plaintiff thereby concludes that there are thousands of members located throughout the United States in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Fund and its affiliates or its transfer agent and may be notified of the pendency of this action by mail.

14. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal and state laws that is complained of herein.

15. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class litigation.

16. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether the Fund deviated from an investment objective that could only be changed by a shareholder vote;

(b) Whether the Fund invested in securities that were of greater risk than provided for in its investment objective;

(c) Whether the Fund's investments were overly concentrated in certain securities;

(d) Whether the Fund's acts as alleged herein violated the ICA;

(e) Whether the non-Fund defendants caused the Funds to violate the ICA;

(f) Whether the members of the Class have sustained damages, and, if so, what is the proper measure thereof.

17. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. As the damages

suffered by any individual Class member may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress individually the wrongs done to them. There will be no difficulty in managing this action as a class action.

SUBSTANTIVE ALLEGATIONS

18. The Registration Statement and Prospectus dated September 28, 2007 ("Prospectus") for the Primary Fund (at page 2), reiterated the Fund's investment objective to "preserve capital":

> **INVESTMENT OBJECTIVES:**
> The investment objective of the Primary Fund, U.S. Government Fund, U.S. Treasury Fund and Reserve Liquid Performance Money Market Fund, (together the "Funds") is to seek as high a level of current income as is consistent with the preservation of capital and liquidity.

19. The same representation as to the Fund's investment objective was contained in each of the prior Prospectuses for the Fund, dating back to at least July 17, 1995, as well as in Statements of Additional Information incorporated by reference into the Prospectuses and the Fund's Annual Reports and Semi-Annual Reports. For example, the Fund's July 17, 1995 Registration Statement (at page 3) stated that the Fund's investment objective was "to seek as high a level of current income as is consistent with preservation of capital and liquidity."

The Fund Substantially Deviates From Its Stated Investment Objective

20. On September 15, 2008, it was announced that Lehman would seek bankruptcy protection under Chapter 11 of the Bankruptcy Code. Lehman had been experiencing significant operating difficulty since the beginning of 2008 due its exposure to illiquid and significantly impaired assets, including home mortgages and related derivatives. Over the course of 2008 Lehman's share price declined significantly and the firm's capital position weakened. Faced with increasing difficulty raising capital, Lehman's commercial paper paid increased yields – reflecting investors' perception that such debt was riskier than other assets of similar type and duration.

21. For example, on July 28, 2008 *Bloomberg News* reported that "[t]he cost to protect Lehman's debt from default more than doubled this year" as measured by the cost of a credit-default swap used to protect $10 million in Lehman bonds for five years, which increased from $120,000 at the end of 2007 to $358,000 as of July 28, 2008.

22. These factors made the Fund's concentration of holdings in Lehman debt clearly contrary to its investment objective.

23. On September 16, 2008, Reserve Management issued the following press release, announcing a 3% reduction in the Fund's NAV and suspending redemptions due to a $785 million loss in value attributed to holdings of Lehman debt securities:

> The Board of Trustees of The Reserve Fund, after reviewing the unprecedented market events of the past several days and their impact on The Primary Fund, a series of The Reserve Fund and taking into account recommendations made by Reserve Management Company, Inc., the investment manager of The Primary Fund, approved the following actions with respect to The Primary Fund only:
>
> The value of the debt securities issued by Lehman Brothers Holdings, Inc. (face value $785 million) and held by the Primary Fund has been valued at zero effective as of 4:00PM New York time today. As a result, the NAV of the Primary Fund, effective as of 4:00PM, is $0.97 per share. All redemption requests received prior to 3:00PM today will be redeemed at a net asset value of $1.00 per share.
>
> Effective today and until further notice, the proceeds of redemptions from The Primary Fund will not be transmitted to the redeeming investor for a period of up to seven calendar days after the redemption. The seven-day redemption delay will not apply to debit card transactions, ACH transactions or checks written against the assets of the Primary Fund provided that any such transaction from an investor, individually or in the aggregate, does not exceed $10,000.
>
> The Primary Fund will continue to accept purchase orders.
>
> Effective tomorrow, September 17, 2008, the NAV for the Primary Fund will be calculated once a day at 5:00PM, New York time.

24. Also on September 16, 2008, Standard & Poor's issued a release indicating that it would downgrade its ratings of the Fund and highlighted that problems owing to Lehman's bankruptcy were unique (among 525 covered funds) to those money-market funds advised by Reserve Management and a municipal asset pool in Colorado (not marketed or sold to private investors):

> NEW YORK (Standard & Poor's) Sept. 16, 2008--Standard & Poor's Ratings Services said today that it has lowered its principal stability fund rating on the Reserve Funds - Primary Fund, Reserve International Liquidity Fund Ltd. ... to 'Dm' from 'AAAm' due to exposure to defaulted Lehman Brothers Holdings Inc. commercial paper.
>
> * * *
>
> With the exception of the three funds, which paid out less than $1.00 per share NAV (i.e. 'broke the dollar') outlined above, no other principal stability rated funds are affected by exposure to Lehman. The majority of rated funds stopped investing in Lehman prior to Lehman's bankruptcy filing, and many others were rolling overnight (one-day) repos that were paid in full on Monday, Sept. 15, 2008. The remaining rated funds that held Lehman paper either had their exposures purchased out by their parent companies or are in the process of obtaining credit support agreements (CSAs). We currently assign principal stability fund ratings (PSFRs) to more than 525 money market-type funds in the U.S. and Europe. Assets of all funds with our PSFRs total more than $2 trillion.
>
> The rating actions taken on the Reserve Primary Fund & Reserve International Liquidity Fund Ltd. are based on each fund's exposure to debt securities issued by Lehman Brothers Holdings, Inc. These exposures totaled $750 million (face value) in Primary and $125 million exposure (face value) in the International Liquidity Fund. These holdings were valued at zero, and when this markdown was combined with the enormous redemptions experienced by the funds over the past two days, it resulted in a NAV payout of $0.97 per share.
>
> * * *
>
> S&P principal stability fund ratings (PSFRs), also called money-market fund ratings, are generally assigned to SEC-registered (2a-7) money-market funds, government investment

> pools, separate accounts, and other managed pools of fixed-income assets whose objective and investment policies are intended to provide a stable (i.e. $1.00 per share) NAV. PSFRs may also be assigned to non-U.S.-domiciled funds with an accumulating share value. PSFRs range from 'AAAm' (extremely strong capacity to maintain principal stability and to limit exposure to principal losses due to credit, market, and/or liquidity risks) to 'Dm' (failure to maintain principal stability resulting in a realized or unrealized loss of principal). The 'm' distinguishes the PSFR from our traditional debt ratings, which are usually not subscripted and that indicate our opinion of a borrower's ability to repay principal and interest on a timely basis. As part of our fund-rating process, we review holdings and summary information of principal stability-rated funds weekly.
>
> Standard & Poor's fund credit quality and volatility ratings are based on its analysis of a fund's eligible portfolio investments and strategy, historical return volatility, and management. The seven-category credit quality rating scale ranges from 'AAAf' (highest level of protection) to'CCCf' (least protection). The ratings from 'AAAf' to 'CCCf' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
>
> Volatility ratings range from lowest volatility ('S1', with certain funds designated a plus sign {+} to indicate the fund's extremely low sensitivity to changing market conditions) to highest volatility ('S6'). As part of our fund rating process, we review holdings and summary information of fund credit and volatility rated funds monthly.

	TO	FROM
Reserve Funds - Primary Fund	Dm	AAAm

25. A September 17, 2008 article in *The New York Times* ("Money Market Fund Says Customers Could Lose Money"), highlighted the fact that a money market fund's NAV falling below $1.00 was virtually unprecedented and further noted that despite its concentration of Lehman debt, the Defendants had recently touted their "cautious approach":

> In a new sign of market turbulence, managers of a multibillion-dollar money market fund said on Tuesday that customers might lose money in the fund, a type of investment that has long been considered as safe and risk-free as a bank savings account.
>
> The announcement was made by the Primary Fund, which had almost $65 billion in assets at the end of May. It is part of the

> Reserve Fund, a group whose founder helped invent the money market fund more than 30 years ago.
>
> The fund said that because the value of some investments had fallen, customers now have only 97 cents for each dollar they had invested.
>
> **This is only the second time in history that a money market fund has "broken the buck" -- that is, reported a share's value was less than a dollar.**
>
> * * *
>
> The Primary Fund allowed its share price to fall below a dollar "after reviewing the unprecedented market events of the past several days and their impact" on the fund, the company said in a statement.
>
> Specifically, the fund's management, **which boasted as recently as July about its cautious approach to the current crisis,** determined that its stake in debt securities issued by Lehman Brothers Holdings, with a face value of $785 million, was essentially worthless, given the investment bank's filing for bankruptcy protection. As a result, the fund said, its per-share value fell to 97 cents a share.
>
> The fund's financial records also show that more than half of its portfolio on May 31 consisted of asset-backed commercial paper and notes from a host of issuers besides Lehman, few of them names likely to be familiar to the financial markets.
>
> * * *
>
> Whenever money funds have run into trouble, they have been propped up by parent banks and investment managers that provided the necessary cash. The single exception was in 1994, when one small regional money fund reported a share price below a dollar, according to the Investment Company Institute.

(Emphasis added.)

26. The Fund's loss of 3% of its NAV is a direct result of the defendants' deviation from the stated investment objective, specifically by employing a strategy to sacrifice preservation of capital and liquidity in pursuit of higher yields. The defendants' improper actions are

underscored by the fact that of the 525 money-market funds covered by Standard & Poor's only two funds managed by Reserve Management, and one other fund, were adversely impacted by Lehman's bankruptcy. This event represented only the second time in the history of money market funds that such a fund's NAV fell below $1.00.

COUNT I:
FOR VIOLATION OF SECTION 13(a) OF THE INVESTMENT COMPANY ACT
(Against All Defendants)

27. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein. This Count is asserted on behalf of members of the Class for violation of § 13(a) of the ICA, 15 U.S.C. § 80a-13(a).

28. The Defendants' conduct, as described above, deviated from the Fund's investment policy that was changeable only by a shareholder vote, and a deviation from a policy recited in the Funds' Registration Statement as a "fundamental investment policy" in that, as detailed above, the Fund failed to engage in a strategy that would "preserve capital."

29. The above-noted investments made in violation of a stated fundamental investment policy caused significant losses to the Fund's shareholders, as alleged above. As described above, Plaintiff and other members of the Class have suffered substantial damages in connection with losses in the Funds' value that resulted from the Funds' deviation from their stated fundament investment policy.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as a representative of the Class under Rule 23 of the Federal Rules of Civil Procedure;

B. Appointing Wolf Popper LLP as Class Counsel;

C. Awarding compensatory damages in favor of Plaintiff and the members of the Class against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Disgorging from Defendants for the benefit of the Class any management or other fees forfeited by Defendants' deviation from the Fund's fundamental investment objectives;

E. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

F. Awarding rescission of the Fund's shares purchased by Plaintiff and the Class; and

G. Such equitable, injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by Jury.

Dated: September 17, 2008

By:______________________

WOLF POPPER LLP

Lester L. Levy (LL 9956)
James A. Harrod (JH 4400)
845 Third Avenue
New York, NY 10022
Tel.: 212.759.4600
Fax : 212.486.2093

Attorneys for Plaintiff

COURTESY COPY

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

'08 CIV 8103

THIRD AVENUE INSTITUTIONAL INTERNATIONAL VALUE FUND. L.P., On Behalf Of Itself And All Others Similarly Situated Plaintiff, v. THE RESERVE FUND, RESERVE MANAGEMENT COMPANY, INC., THE PRIMARY FUND, SANTA ALBICOCCO, RONALD J. ARTINIAN, BRUCE R. BENT, WILLIAM E. VIKLUND, JOSEPH D. DONNELLY, EDWIN EHLERT, JR., WILLIAM J. MONTGORIS, FRANK J. STALZER, AND STEPHEN P. ZIENIEWICZ, Defendants.	Civil Action No. ______________ **JURY TRIAL DEMANDED**

SEP 19 2008
U.S.D.C. S.D. N.Y.
CASHIERS

VERIFIED COMPLAINT

Plaintiff Third Avenue Institutional International Value Fund, L.P. ("Plaintiff"), brings this action based upon its own knowledge, information, and belief, and counsel's investigation of Defendants and of the facts alleged herein.

NATURE OF THE ACTION

1. This class action arises from a gross inequity visited upon Plaintiff and the Class by Defendants—a $62 billion money market fund and its advisor and trustees. As alleged below, in the wake of massive losses incurred as a result of recent upheaval in the financial sector, Defendants breached their contractual and fiduciary duties to Plaintiff and other investors in the fund by allowing certain investors to redeem their shares at full value, while requiring Plaintiff and others to redeem their shares at a significant loss. This inequitable and unlawful treatment—if not enjoined by this Court—will result in a severe and fundamentally unfair dilution in the value of the Class' shares and will cause significant and irreparable harm to Plaintiff and members of the Class.

2. The Reserve Primary Fund (the "Fund" or "Primary Fund") is a money market fund that acts as a conservative investment vehicle with a primary objective of maintaining a Net Asset Value ("NAV") equal to or greater than $1.00 per share. The Primary Fund's Prospectus (attached as Exhibit A), which provides the contractual terms governing the terms of Plaintiff's and other shareholders' investment in the Fund, contains well defined provisions for the calculation of the NAV and the application of the NAV to value shareholders' investments upon redemption. Those provisions ensure that all investors are treated equally, and can buy and sell shares with a clear understanding of how the price of those shares will be calculated.

3. Among other things, the Prospectus further provided that the Primary Fund would redeem shares at the value based upon the "next NAV determined after a proper redemption

request." Thus, if a valid redemption request was received during any time prior to the close of trading on a trading day, pursuant to the Prospectus, the fund was supposed to redeem those shares according to the NAV calculated at the close of trading on that day.

4. As described below, in the wake of the announcement that Lehman Brothers Holdings, Inc. ("Lehman Brothers") would be filing for bankruptcy, Defendants allowed certain of the Fund's shareholders to redeem tens of billions of their shares at full value, while other shareholders were forced to accept less. This inequitable treatment not only violated the plain contractual terms of the Prospectus, it also violated the fiduciary duties that Defendants owe ***all*** of the Fund's shareholders.

5. On September 14, 2008, Lehman Brothers announced that it was going to file for bankruptcy protection. The Primary Fund held Lehman Brothers debt securities valued at nearly $785 million prior to that date. As Defendants knew or should have known, that investment became worthless or nearly worthless before the start of trading on September 15 in the wake of Lehman Brothers' collapse. Nonetheless, Defendants' calculation of the Primary Fund's NAV at the close of trading on September 15 inexplicably failed to account for the impact of Lehman Brothers' bankruptcy on the value of those debt securities and the Fund's NAV.

6. Following the Lehman bankruptcy filing on Monday morning, September 15th, many investors in the Fund immediately sought redemption. In an effort designed to stem the tide of redemption requests from the Fund and prevent a "run on the bank" scenario, Defendants issued a press release on September 15th after the close of trading announcing that the Primary Fund had "ensure[d] the integrity of a $1.00 NAV," *i.e.*, the Primary Fund's normal valuation. The promise that the Primary Fund would not "break the buck" and report an NAV of less than $1 reassured Plaintiff and other members of the Class, who did not seek immediate redemption

of their shares. At no point on September 15th did the Fund reflect the Lehman Brothers loss in the NAV.

7. Defendants achieved their purpose. Plaintiff and many other investors in the Primary Fund relied on Defendants' statements and did not seek redemption of their shares on September 15, 2008.

8. On September 16, Defendants undertook a stunning reversal and announced, after the close of trading, that the Primary Fund's NAV was $0.97 on the dollar as a result of Lehman Brothers' bankruptcy—the very thing that they had told investors ***the day before*** would ***have no impact*** on the NAV. Moreover, Defendants' September 16 announcement stated that investors who sought to redeem their shares by 3 p.m. on September 16 would receive $1 per share—***the prior day's NAV***—notwithstanding that the Prospectus required these redemption requests to be valued at the NAV calculated on September 16.

9. Defendants' conduct violates their contractual obligations under the Prospectus and is in violation of their fiduciary obligations to Plaintiff and the Class. If Defendants are permitted to honor redemptions from September 15 and 16 at $1, a select group of investors will receive far more than that to which they are entitled, and other investors, like Plaintiff and other members of the Class, will receive far less. Such a baldly inequitable distribution of the Primary Fund's asserts would be illegal, would result in substantial irreparable harm, and must be precluded.

PARTIES

10. Plaintiff Third Avenue Institutional International Value Fund, L.P. is a Delaware limited partnership with its principal office located at 622 Third Avenue, 32nd Floor New York, NY 10017.

11. On information and belief, Defendant The Reserve Fund is a Massachusetts trust with its principal office located at 1250 Broadway, 32nd Floor, New York, New York 10001-3701, and which transacts business in New York.

12. On information and belief, Defendant Reserve Management Company, Inc. is a New Jersey corporation registered as a foreign business corporation in New York with its principal office located at 1250 Broadway, 32nd Floor, New York, New York 10001-3701, and which transacts business in New York.

13. On information and belief, Defendant The Primary Fund is a series of The Reserve Fund, and a member of The Reserve Fund family of funds.

14. On information and belief, Santa Albicocco is a Trustee serving on the Board of Trustees of The Reserve Fund and is also a Trustee of other Reserve funds. Albicocco has been a Trustee since April 17, 2007.

15. On information and belief, Ronald J. Artinian is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Artinian has been a Trustee since April 17, 2007.

16. On information and belief, Bruce R. Bent is a Trustee serving on the Board of Trustees of the Reserve Fund and is also the President of Reserve Management Company, Inc., Chairman of Reserve Management Corporation, Chairman of Resrv Partners, Inc., and Chairman and Director of Reserve International Liquidity Fund Ltd. Bent is the co-founder of The Reserve Fund and has been an officer and Trustee thereof since 1970 and Chairman since 2000.

17. On information and belief, William E. Viklund is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Viklund has been a Trustee since April 17, 2007.

18. On information and belief, Joseph D. Donnelly is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Donnelly has been a Trustee since 1970.

19. On information and belief, Edwin Ehlert, Jr. is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Ehlert has been a Trustee since April 17, 2007.

20. On information and belief, William J. Montgoris is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Montgoris has been a Trustee since April 17, 2007.

21. On information and belief, Frank J. Stalzer is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Stalzer has been a Trustee since April 17, 2007.

22. On information and belief, Stephen P. Zieniewicz is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Zieniewicz has been a Trustee since April 17, 2007.

JURISDICTION AND VENUE

23. This Court has jurisdiction over the subject matter of this action as a class action pursuant to 28 U.S.C. § 1332(d)(2). The amount in controversy exceeds $5,000,000, exclusive of interests and costs. In addition, at least one member of the class of plaintiffs is a citizen of a state different from at least one defendant and/or at least one member of the class is a foreign state or a citizen or subject of a foreign state and at least one defendant is a citizen of a state.

24. Venue is proper in this district pursuant to 28 U.S.C. § 1391. A substantial portion of the acts and transactions that constitute the violations of law complained of herein occurred in this District.

FACTUAL ALLEGATIONS

25. The Primary Fund is a money market fund that attracted investors by serving as an especially safe, low-yield alternative to holding cash or investing it in short term instruments. The Primary Fund's Prospectus dated September 28, 2007 (the "Prospectus") and filed with the Securities and Exchange Commission ("SEC"), governed the terms of Plaintiff's investment in the Primary Fund. The Prospectus is attached hereto as Exhibit A.

26. The Prospectus constitutes a binding contract between Plaintiff and Defendants.

27. The Prospectus clearly set forth that the Fund's investment objective was to "seek as high a level of current income ***as is consistent with the preservation of capital and liquidity***." (Emphasis added.) Indeed, as reported in *The Wall Street Journal* on September 17, 2008, "Money-market funds are regarded as super-safe investment vehicles for ordinary investors looking for a place to harbor their cash."

28. The Chairman of the Primary Fund's investment advisor, Defendant Bruce R. Bent, has publicly chastised other money market fund managers for making investments he deemed too risky for this type of vehicle, noting that such managers had "lost sight of the purpose of a money fund as part of a "foolhardy quest for a few extra basis points" when money market funds are "definitely not money to take risks with."

29. Typically, shares of money market funds, like the Primary Fund, are designed to sell for $1 each, so that they appeal to ordinary, everyday investors. These funds are so conservative, and their performance is so predictable, that in the entire 38-year history of money market funds, only one fund has ever seen the value of its shares fall below $1—an occurrence that is known as "breaking the buck"—until the events set forth herein.

30. In addition to supposedly serving as a predictable safe haven for investors' cash, the Primary Fund also set clear rules by which investors were entitled to make perhaps their most important decision: the decision to sell, or "redeem," their shares to recover their cash. The Prospectus provides that the Fund will honor "redemption" requests made by its investors for return of invested funds. The amount of money returned to an investor is based on the Fund's Net Asset Value ("NAV"), i.e., the aggregate value of the Fund's investments. The NAV is typically expressed as a price per share.

31. - Specifically, the Prospectus provided that redemption requests made between the hours of 9:00 a.m. and 5:00 p.m. would be valued based on the NAV as computed at 5:00 p.m. that day.

32. The amount of money returned to an investor in response to a redemption request depends on how the Fund's NAV compares to $1.00 per share. For example, if the NAV equals $1.00 per share, then an investor is entitled to a redemption of the full amount of its investment – i.e., a full dollar for every dollar invested. If the NAV is lower than $1.00, the redemption amount is reduced accordingly – i.e., the fraction of a dollar represented by the NAV is returned for every dollar invested.

33. Prior to Monday, September 15, the Fund's NAV was approximately $1.00 per share.

34. Part of the Fund's investment portfolio was comprised of debt securities issued by Lehman Brothers, which were valued at approximately $785 million prior to September 15.

35. Throughout 2008, Lehman Brothers exhibited signs of financial distress that severely called into question its ability to service its debt and even meet short term liquidity requirements. For example, in July the cost of insuring Lehman Brothers' debt through credit

default swaps more than doubled on news that Lehman was exposed to massive amounts of risky and impaired mortgage-backed debt.

36. In early September, Lehman Brothers' slide worsened so appreciably that rumors of its demise swept through the markets. On September 8 and 9, Lehman Brothers' stock price plummeted 52%. The very next day, September 10, Lehman Brothers announced a massive loss of $3.2 billion for the 2008 fiscal third quarter. On September 11, 2008, Lehman Brothers' stock price plummeted another 42%.

37. By Friday, September 12, the market was awash with news that Lehman Brothers was experiencing a liquidity crisis and would need to find either a willing buyer or a federal bailout to stave off bankruptcy. Indeed, the heads of prominent Wall Street investment banks convened with high-ranking government officials, including the heads of the Treasury and Federal Reserve Bank, to discuss whether Lehman Brothers could be bought privately or receive a federally-funded bailout.

38. As these high-profile meetings continued on Saturday, September 13, word spread that the federal government was unwilling to bail Lehman Brothers out and that Lehman Brothers was having trouble finding a private buyer.

39. By Sunday, September 14, it was reported that Lehman Brothers would file for bankruptcy first thing Monday morning. On the morning of September 15, Lehman Brothers indeed filed for Chapter 11 bankruptcy in the largest and most high-profile bankruptcy filing in U.S. history.

40. Defendants recognized that these events would trigger a run on the Primary Fund, and, in fact, experienced a high level of redemption requests on September 15th. In an effort to stem the tide of redemptions and prevent a "run on the bank," on September 15, following the

close of trading, Defendants swiftly issued a press release reassuring investors that the Primary Fund's NAV ***"is not negatively impacted"*** by the Primary Fund's ***"small"*** exposure to Lehman Brothers, and that in any event, the Primary Fund had entered into ***"support agreements [that] ensure the integrity of a $1 NAV."*** The press release further reassured investors that Defendants were "carefully monitoring the situation" and would provide "information regarding the investment strategies of our fund offerings." The press release made no mention of any potential change to the Primary Fund's redemption policies. That press release, attached hereto as Exhibit B, stated as follows:

> In response to the historic events on Wall Street this past weekend, The Reserve is reaching out to its clients and partners to proactively communicate our position on current events, their impact, if any, on our portfolios and what our next steps will be over the coming weeks. ***We want to reaffirm The Reserve's commitment to carefully monitoring the situation and to providing information regarding the investment strategies of our fund offerings.***
>
> As the world's most experienced money fund manager, we view our role as your resource, partner and investment manager.
>
> . . .
>
> **How does this affect The Reserve's Primary Fund**
> The Reserve is committed to a $1.00 NAV for its Primary Fund.
>
> Reserve Management Company, Inc., (RMCI) intends to enter into support agreements with the Primary Fund to support the value of Lehman credit held in the Fund. RMCI is the investment adviser to the Fund and has provided investment advice to investment companies within The Reserve family of funds since November 15, 1971. We have discussed with the SEC that our intent is to mitigate any decline in value of the Lehman debt so that it will not result in a decrease to the NAV of the Fund.
>
> We are submitting appropriate documentation to the SEC today, September 15, 2008.
>
> The Reserve's exposure to Lehman debt in the Primary Fund is less then 1.2%. ...
>
> **What happens to the Lehman and Merrill positions, and why don't they have material impact on the portfolios?**

> The majority of the Lehman Brothers' senior debt will be coming due over the next several weeks. Based on the current valuations of these holdings, we believe that the holdings will mature at par value. ***Due to the small exposure as well as par value at maturity, the NAV is not negatively impacted. Furthermore, our support agreements ensure the integrity of a $1.00 NAV.***

41. On information and belief, Defendants made no change to the Primary Fund's NAV on September 15, despite the fact that they knew at least as early as the previous evening that its substantial investment in Lehman Brothers securities had become worthless or nearly worthless and that the Fund's asset value had therefore decreased. This was contrary to Defendants' fiduciary obligations to Plaintiff and other Fund investors, as well as their express contractual obligation under the Fund Prospectus to update the Fund's NAV daily.

42. On Tuesday, September 16, 2008, after the close of trading, the Primary Fund announced for the first time that the value of its investment in Lehman Brothers had been reduced to essentially zero as of 4:00 p.m. that day and that the Primary Fund's NAV had decreased to $0.97 per share. As part of that same announcement, the Primary Fund further indicated that (1) redemption requests received prior to 3:00 p.m. on September 16 would be valued at $1.00 per share; and (2) effective as of September 16, investor redemptions would not be transmitted to redeeming investors for a period of up to seven calendar days following submission of redemptions. This press release is attached hereto as Exhibit C.

43. On information and belief, at no time prior to 4:00 p.m. on September 16 did Defendants make any change to the Primary Fund's NAV. This was again in violation of Defendants' fiduciary and contractual obligations to update the NAV immediately following the Lehman Brothers' bankruptcy announcement, if not earlier.

44. On information and belief, Defendants' ultimate decision to adjust the Fund's NAV to $0.97 at 4:00 p.m. on September 16 was based on information pertaining to the Lehman Brothers bankruptcy that Defendants already had as of September 15.

45. Plaintiff attempted to redeem some of its shares in the Primary Fund beginning after 3 p.m. on September 16, and attempted to redeem the bulk of its shares on September 17. On information and belief, other members of the Class attempted to redeem some or all of their shares in the Fund after 3 p.m. on September 16.

46. On Wednesday, September 17, 2008, the Fund reiterated that redemption requests received prior to 3:00 p.m. on Tuesday, September 16 would be valued at $1.00 per share, and further announced that redemption requests received after that time would be valued at the NAV prevailing as of 5:00 p.m. on the day the redemption request was received ($0.97 as of 5:00 p.m. on September 16).

47. Also on Wednesday, September 17, Defendants announced that the Fund NAV had further decreased to $0.95 per share. Defendants have indicated that Plaintiff's September 17, 2008, redemption request will be valued at $0.95 per share.

48. Plaintiff faces substantial irreparable harm if the Fund makes redemption payments valued at a NAV of $1.00 per share in response to redemption requests made on Monday, September 15 or Tuesday, September 16 prior to 3:00 p.m. In particular, there is a substantial risk that investors who made redemption requests on Monday and Tuesday will receive far more than that to which they are entitled, thereby causing later redeeming investors to receive less than that to which they are entitled. Further, once those funds are distributed to the earlier redeeming shareholders, there is no practical means to retrieve those funds.

49. In stark contrast to Defendants' actions, other money market funds similar to the Primary Fund, which also are faced with declining NAVs and liquidity crises, have acted to redeem their shares in a uniform and equitable fashion. For example, Putnam Investments closed its fund and worked out a distribution plan so that shareholders could redeem their shares through an orderly and fair process. As reported by Bloomberg on September 18, 2008:

> Boston-based Putnam Investments said it would close its $12.3 billion Prime Money Market Fund, which is offered to institutional investors, as of 5 p.m. Wednesday and distribute its assets due to "significant redemption pressure." . . . "Serious constraints on liquidity in money-market instruments created the risk that in order to process redemptions, the fund would realize losses in selling its portfolio securities," the [fund's] statement said. ***For that reason, the fund was closed to "ensure equitable treatment of all fund shareholders," it said.*** [Emphasis added.]

CLASS ACTION ALLEGATIONS

50. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(2), (b)(3) on behalf of a Class of all persons or entities who own or owned shares in the Primary Fund and who had not redeemed all shares in the Fund as of 3 p.m. EST on Tuesday, September 16, 2008. Excluded from the Class are: (a) Defendants; (b) the subsidiaries and affiliates of Defendants; (c) any person or entity who is a partner, executive officer, director or controlling person of Defendants; (d) any entity in which any Defendant has a controlling interest; (e) Defendants' directors' and officers' liability insurance carriers, and any affiliates or subsidiaries thereof; and (f) the legal representatives, heirs, successors and assigns of any such excluded party.

51. The Fund had over $64 billion in assets as of August 31, 2008. While the exact number of Class members is unknown to Plaintiff at this time, Plaintiff believes Class members number in the thousands.

52. Plaintiff's claims are typical of the claims of the members of the Class, as all Class members held shares in the fund as of 3 p.m. on Tuesday, September 16, 2008, and sustained damages as a result of Defendants' wrongful conduct complained of herein.

53. Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class litigation. Plaintiff has no interests that are adverse or antagonistic to the Class.

54. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Because the damages suffered by any individual Class member may be relatively small, the expense and burden of individual litigation make it impracticable for Class members individually to seek redress for the wrongful conduct alleged herein.

55. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are: (1) whether Defendants breached their contractual obligations set forth in the Prospectus; (2) whether Defendants violated their fiduciary duties to the Class; and (3) whether Defendants are estopped from redeeming the shares in an inequitable manner.

56. On information and belief, the names and addresses of those persons and entities that held shares in the Fund as of 3 p.m. on Tuesday, September 16, 2008, are available from the Fund and its transfer agents or underwriters. Notice may be provided to such Class members via first class mail using techniques and a form of notice similar to those customarily used in securities class actions.

FIRST CAUSE OF ACTION:
BREACH OF CONTRACT

57. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein. This count is asserted on behalf of members of the Class for breach of contract.

58. The Prospectus represents a valid and binding contract between Plaintiff and Defendants that governs the terms of Plaintiff's investment in the Fund. Defendants' conduct, as described above, breached their contractual duties under the Prospectus by altering the terms under which the NAV was calculated.

59. The Prospectus describes Defendants' obligation to value Fund reimbursement requests based on the Fund's NAV, as calculated at the close of each trading day.

60. Plaintiff is not in breach of any obligation under the Prospectus.

61. Defendants were able to perform their obligations under the Prospectus, including recalculating the Fund's NAV on September 15 following the Lehman Brothers bankruptcy announcement, and by valuing redemption requests on the basis of such recalculated NAV value.

62. Defendants breached their contractual obligations under the Prospectus by failing to perform any recalculation of the Fund's NAV on September 15 or prior to 4:00 p.m. on September 16.

63. Defendants have further breached their contractual obligations under the Prospectus by stating their intention to value redemption requests received prior to 3:00 p.m. on September 16 at a value of $1.00, which is in excess of the NAV that actually prevailed following the Lehman Brothers bankruptcy announcement. The Prospectus obligates Defendants to value redemption requests at NAV, not at some other value.

64. Plaintiff and other members of the Class were injured as a result of the breach and face significant, irreparable harm if Defendants are permitted to continue in their breach of their contractual obligations.

SECOND CAUSE OF ACTION: BREACH OF THE IMPLIED COVENANT OF GOOD FAITH AND FAIR DEALING

65. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein. This count is asserted on behalf of members of the Class for breach of the implied covenant of good faith and fair dealing.

66. The Prospectus represents a valid and binding contract between Plaintiff and Defendants that governs the terms of Plaintiff's investment in the Fund. An implied covenant of good faith and fair dealing inheres in this contract. Separate and apart from the express terms of that contract, the implied covenant of good faith and fair dealing obligated Defendants to deal fairly and equitably with Plaintiff and the Class.

67. Defendants' conduct, as described above, breached the implied covenant of good faith and fair dealing by altering the terms under which it calculated NAV and valued redemptions, thus depriving Plaintiff and the Class of their rights under the contract.

68. Plaintiff and other members of the Class were injured as a result of the breach and face significant, irreparable harm if Defendants are permitted to continue in their breach of their contractual obligations.

THIRD CAUSE OF ACTION: BREACH OF THE DUTY OF CARE

69. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein. This count is asserted on behalf of members of the Class under a theory of breach of the duty of care.

70. Defendants owed Plaintiff and the members of the Class a duty of care in their capacity as managers and trustees of Plaintiff's and the Class' investment in the Fund.

71. This duty included the obligation to exercise reasonable care and prudence in the handling of investments made by Plaintiff and the Class.

72. Defendants breached this duty by unreasonably failing to adjust the Fund's NAV downward on September 15, even though by that time defendants knew that the Fund's value had decreased significantly as a result of the Lehman Brothers bankruptcy, given the Fund's substantial investment in Lehman Brothers debt securities.

73. Defendants further breached their duty of care by stating their intention to make full-value payments on certain redemption requests received after the Lehman Brothers bankruptcy announcement while other redemption requests are subject to a seven-day waiting period. Proceeding in this way would violate Defendants' duty of care because it would unreasonably risk depletion of the Fund's assets through inappropriate full-value redemption payments, at the expense of Plaintiff and other investors' later-received redemption requests.

FOURTH CAUSE OF ACTION:
BREACH OF THE DUTY OF LOYALTY

74. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein. This count is asserted on behalf of members of the Class under a theory of breach of the duty of loyalty.

75. Defendants owed Plaintiff and the Class a duty of loyalty in their capacity as manager and trustees of Plaintiff's and the Class' investment in the Fund.

76. This duty included the obligation to treat Plaintiff and the other members of the Class equitably as compared to other Fund investors and not to favor other investors over Plaintiff or other members of the Class.

77. Defendants breached this duty by unreasonably failing to adjust the Fund's NAV downward on September 15 immediately following the Lehman Brothers bankruptcy announcement and by imposing a seven-day waiting period on later-received redemption requests, even though doing so improperly favored the redemption requests of certain investors while unreasonably risking the redemption requests of others.

78. Defendants have further breached their duty of loyalty by stating their intention to make full-value payments on certain redemption requests received after the Lehman Brothers bankruptcy announcement while other redemption requests are subject to a seven-day waiting period. This approach would unreasonably favor certain investors over others and violate defendants' duty of loyalty to treat all investors equitably.

FIFTH CAUSE OF ACTION:
PROMISSORY ESTOPPEL

79. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein. This count is asserted on behalf of members of the Class under a theory of promissory estoppel.

80. Defendants clearly and unambiguously promised in the Prospectus to value Fund reimbursement requests based on the Fund's NAV, as calculated at the close of each trading day.

81. Defendants also promised, in the September 15, 2008 press release, that the NAV of the Primary Fund would not fall below $1.00.

82. Defendants further promised in the September 15, 2008 Press Release, under a heading entitled "The Reserve's Commitment," to "remain focused on the basic tenets of the money fund: safety of principal protection, liquidity and a reasonable rate of return."

83. Plaintiff and other members of the Class reasonably relied on Defendants promises by purchasing and/or holding shares in the Fund and by electing not to redeem funds prior to the Tuesday Press Release.

84. Plaintiff and the Class were injured as a result of their reliance on Defendants' promises.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment in its favor as follows:

(a) A declaration (1) that Defendants violated their contractual obligations by failing to revise the Fund's NAV in response to the Lehman Brothers bankruptcy announcement in a manner consistent with the requirements of the Primary Fund Prospectus, (2) that redemption payments in excess of $0.95 would constitute further violations of Defendants' contractual obligations; (3) that Defendants violated their duty of care to Plaintiff and the Class by failing to appropriately revise the Fund's NAV in response to the Lehman Brothers bankruptcy announcement, and that redemption payments in excess of $0.95 per share would constitute further violations of Defendants' duty of care; and (4) that Defendants violated their duty of loyalty to Plaintiff and the Class by failing to appropriately revise the Primary Fund's NAV in response to the Lehman Brothers bankruptcy announcement, and that redemption payments in excess of $0.95 per share would constitute further violations of Defendants' duty of loyalty.

(b) A decree of specific performance, requiring Defendants to recalculate the value of all redemption requests received on or after September 15, 2008, in accordance with their contractual obligations under the Fund Prospectus;

(c) An injunction enjoining Defendants from making any redemption payments in excess of $0.95 per share until such time as Defendants have appropriately recalculated the value of all redemption requests in a manner consistent with their contractual obligations under the Fund Prospectus and their fiduciary duties;

(d) An accounting;

(e) Compensatory damages;

(f) The costs and disbursements of this action; and

(g) Such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

85. Plaintiff respectfully requests a trial by jury on all issues so triable in accordance with Fed. R. Civ. P. 38.

Dated: September 19, 2008

Respectfully submitted,
BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

BY: /s/ Gerald H. Silk

Gerald H. Silk

Gerald H. Silk (GS-4565)
Steven B. Singer (SS-5212)
John C. Browne (JB-0391)
1285 Avenue of the Americas, 38th Floor
New York, NY 10019
Phone: (212) 554-1400
Fax: (212) 554-1444

VERIFICATION

I, W. James Hall, General Counsel to Third Avenue Institutional International Value Fund, L.P. and Third Avenue Value Equity Offshore, Ltd. herby verify that I have reviewed the foregoing Complaint and authorized its filing and that the foregoing is true and correct to the best of my knowledge, information and belief.

Executed on September 19, 20008

W. James Hall
General Counsel to
Third Avenue Institutional
International Value Fund, L.P. and
Third Avenue Value Equity
Offshore, Ltd

EXHIBIT A

R

The Reserve

A Tradition of Financial Innovation℠

PRIMARY FUND

U.S. GOVERNMENT FUND

U.S. TREASURY FUND

RESERVE LIQUID PERFORMANCE MONEY MARKET FUND

of The Reserve Fund

PROSPECTUS
SEPTEMBER 28, 2007

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

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Supplement Dated September 17, 2008

PRIMARY FUND
of The Reserve Fund

The following disclosure updates the section entitled "How to Sell Shares" in the Prospectus.

Effective September 17, 2008 and until further notice, proceeds from a redemption request will be transmitted to a shareholder no later than the seventh calendar day after the receipt of the redemption request in good order. Shares do not earn dividends on the day the redemption is processed, regardless of the time the order is received.

The seven-day redemption period will not apply to debit card transactions, Automated Clearinghouse transactions or check transactions written against your account in connection with the Fund provided that any such shareholder transaction or multiple transactions by the same account holder does not exceed $10,000.

The following disclosure updates the section entitled "How to Buy Shares – Calculation of Net Asset Value" in the Prospectus.

Effective September 17, 2008, the Fund will price its shares once a day at 5:00 p.m. Eastern Time. This will now be the Fund's cut-off time.

* * * * *

This updated disclosure only concerns the Primary Fund. Any contrary disclosure in the Prospectus in connection with the Fund should be ignored.

Shareholders should retain this Supplement for future reference.

Supplement Dated May 21, 2008 to the

PRIMARY FUND, U.S. GOVERNMENT FUND, U.S.TREASURY FUND
of the Reserve Fund

INTERSTATE TAX-EXEMPT FUND, CALIFORNIA MUNICIPAL MONEY-MARKET FUND,
CONNECTICUT MUNICIPAL MONEY-MARKET FUND, FLORIDA MUNICIPAL MONEY-MARKET FUND,
MASSACHUSETTS MUNICIPAL MONEY-MARKET FUND,
MICHIGAN MUNICIPAL MONEY-MARKET FUND, NEW JERSEY MUNICIPAL MONEY-MARKET FUND,
OHIO MUNICIPAL MONEY-MARKET FUND, PENNSYLVANIA MUNICIPAL MONEY-MARKET FUND,
VIRGINIA MUNICIPAL MONEY-MARKET FUND
of the Reserve Municipal Money-Market Trust II

NEW YORK MUNICIPAL MONEY-MARKET FUND
of the Reserve New York Municipal Money-Market Trust

ARIZONA MUNICIPAL MONEY-MARKET FUND, LOUISIANA MONEY-MARKET FUND,
MINNESOTA MONEY-MARKET FUND
of the Reserve Municipal Money-Market Trust

Prospectus Dated September 28, 2007

The first and second paragraphs under the section entitled "How to Sell Shares" in the Prospectus is amended by deleting the paragraphs in their entirety and replacing them with the following:

You may redeem your shares on each day that the Funds' NAV is calculated. Shares will be redeemed at the next NAV determined after a proper redemption request, by telephone or in writing, is received by a Fund or by an authorized financial intermediary. Redemption requests received after the cut-off time for the calculation of a Fund's final NAV on any day will be redeemed at the net asset value calculated on the next business day. Proceeds from a redemption request will be transmitted to a shareholder no later than the next business day after the receipt of the redemption request in good order. Shares do not earn dividends on the day a redemption is processed, regardless of the time the order is received.

Redemption proceeds can be paid by check, ACH or wire transfer. When redeeming recently purchased shares, please be aware that if a Fund has not yet collected payment for the shares you are selling, it will delay sending the proceeds until it has collected payment (usually not more than ten business days). The Funds may suspend the redemption of shares if trading is restricted on the NYSE, if an emergency is declared by the SEC or if otherwise permitted by SEC order.

Supplement Dated March 28, 2008 to the

Primary Fund, U.S. Government Fund, U.S. Treasury Fund and
Reserve Liquid Performance Money Market Fund of The Reserve Fund

Prospectus and Statement of Additional Information Dated September 28, 2007

The following disclosure updates the current Prospectus and Statement of Additional Information for the Reserve Liquid Performance Money Market Fund.

All references to the Reserve Liquid Performance Money Market Fund are deleted. The Reserve Liquid Performance Money Market Fund is now offered by a separate prospectus and Statement of Additional Information, dated March 28, 2008, which may be obtained by writing The Reserve, 1250 Broadway, New York, NY 10001-3701 or calling 888-851-7237.

Supplement Dated March 14, 2008 to the

RESERVE LIQUID PERFORMANCE MONEY MARKET FUND of The Reserve Fund

Prospectus and Statement of Additional Information Dated September 28, 2007

The second sentence under the section entitled, "How to Buy Shares – Calculation of Net Asset Value" in the Prospectus is replaced in its entirety with the following:

The cut-off times are 8:30 a.m., 9:00 a.m., thereafter hourly up to and including 5:00 p.m. Eastern Time for the Primary Fund and U.S. Government Fund and 8:30 a.m., 9:00 a.m., thereafter hourly up to and including 2:00 p.m. Eastern Time for the U.S. Treasury Fund and 8:30 a.m., 9:00 a.m., and thereafter hourly up to and including 5:00 p.m., then 5:30 p.m. Eastern Time for the Reserve Liquid Performance Money Market Fund.

The second paragraph under the section entitled, "Other Service Providers" in the Statement of Additional Information is replaced in its entirety with the following:

Custodian for the Primary Fund U.S.Treasury Fund and U.S. Government Fund. JP Morgan Chase & Co., 4 New York Plaza, New York, NY 10004 is the custodian of the assets of each Fund (the "Custodian") pursuant to a Custodian Agreement with the Trust on behalf of each Fund.

Custodian for Reserve Liquid Performance Money-Market Fund. State Street Bank and Trust Company, 2 Avenue De Lafayette, Boston, MA 02111 is the custodian of the assets of the Fund (the "Custodian") pursuant to a Custodian Agreement with the Trust on behalf of the Fund.

Reserve Liquid Performance Money Market Fund *of The Reserve Fund*

Supplement dated December 27, 2007 to Prospectus and Statement of Additional Information dated September 28, 2007

The following disclosure updates the current Prospectus and Statement of Additional Information for the Reserve Liquid Performance Money Market Fund of The Reserve Fund.

Liquidity Assets Limited, a company organized under the laws of the Cayman Islands (the "Investor"), owned 99% of Reserve Liquid Performance Money Market Fund (the "Fund") as of December 18, 2007. The Investor is an indirect, wholly-owned subsidiary of The Goldman Sachs Group, Inc. So long as its ownership interest in the Fund remains at more than 50%, the Investor would be able to control the outcome of any matter submitted to shareholders of the Fund on which shareholders vote separately from other investment series of The Reserve Fund. The Investor also would be able to call a special meeting of Fund shareholders and cause a change to the Fund's investment objective or fundamental investment restrictions.

The Audit Committee has selected Ernst & Young LLP ("Ernst & Young"), located at 5 Times Square, New York, New York, to serve as the independent registered public accounting firm for the Fund. Ernst & Young will audit the Fund's financial statements for the fiscal year ended November 30, 2007.

Primary Fund, U.S. Government Fund, U.S. Treasury Fund,
Reserve Liquid Performance Money Market Fund *of The Reserve Fund*

Supplement dated November 30, 2007 to Prospectus dated September 28, 2007

The second sentence of the section entitled "How to Buy Shares - Calculation of Net Asset Value" on page 16 of the Prospectus is replaced in its entirety with the following:

The cut-off times are 8:30 a.m., 9:00 a.m., thereafter hourly up to and including 5:00 p.m. Eastern Time for the Primary Fund, U.S. Government Fund and Reserve Liquid Performance Money Market Fund and 8:30 a.m., 9:00 a.m., thereafter hourly up to and including 2:00 p.m. Eastern Time for the U.S. Treasury Fund.

The last paragraph of the section entitled "How to Buy Shares - Payment for Shares" on page 18 of the Prospectus is replaced in its entirety with the following:

Your order will be priced at the respective Fund's NAV calculated on the day of receipt if we, or an authorized financial intermediary who has a sales agreement with the Funds' distributor, receive your properly completed order before the cut-off time and your payment by federal wire is received on the same day, and you will earn dividends beginning on that day. If you pay for shares by check, your order will be priced at the NAV calculated on the day we, or an authorized financial intermediary who has a sales agreement with the Funds' distributor, receive your properly completed order and your payment by check before the cut-off time. Share purchases by check begin earning dividends when the check is converted into federal funds (normally the business day after the check is received). Checks and wires which do not correctly identify the account to be credited may be returned or may delay the purchase of shares.

The first paragraph of the section entitled "How to Sell Shares" on page 20 of the Prospectus is replaced in its entirety with the following:

You may redeem your shares on any day that the Funds' NAV is calculated. Shares will be redeemed at the next NAV determined after a redemption request, by telephone or in writing, is received by a Fund, or by an authorized financial intermediary. Redemption requests received after the cut-off time for the calculation of the Funds' NAV on any day will be redeemed at the NAV calculated on the next business day. Shares do not earn dividends on the day a redemption is processed, regardless of the time the order is received.

* * * * *

Any contrary disclosure in the Funds' Prospectus should be ignored. Specifically, the seventh sentence under "How to Buy Shares -Calculation of Net Asset Value" on page 16 of the Prospectus and the third sentence in the second paragraph under the section entitled "Dividends & Taxes" on page 27 of the Prospectus do not apply.

Shareholders should retain this Supplement for future reference.

table of contents

questions?
Shareholders should direct their inquiries to the firm from which they received this Prospectus or to The Reserve.

The Reserve
1250 Broadway
New York, NY 10001-3701
800-637-1700 (telephone)
212-401-5930 (facsimile)
customerservice@TheR.com
or visit our Web site at www.TheR.com

It Pays to Keep Money in Reserve®

about the funds

Investment Objectives

The investment objective of the Primary Fund, U.S. Government Fund, U.S. Treasury Fund and Reserve Liquid Performance Money Market Fund, (together the "Funds") is to seek as high a level of current income as is consistent with the preservation of capital and liquidity.

Principal Investment Strategies

The Funds are money market funds, designed as a convenient alternative to the direct investment of temporary cash balances in short-term instruments. The Funds seek to employ idle cash at yields competitive with yields of other comparable short-term investments, and to reduce or eliminate the mechanical problems of direct investment, such as scheduling maturities and reinvestment, evaluating the credit of issuers, investing in round lots, and safeguarding the receipt and delivery of securities. Each Fund invests only in *short-term securities* and seeks to maintain a stable $1.00 share price.

- *Short-term securities* – securities with maturities of not more than 762 days (25 months) for securities issued or guaranteed by the U.S. Government, as to principal and interest, and 397 days (13 months) for other securities.

The investment adviser to the Funds monitors a range of economic and financial factors. Based on this analysis, the assets of the Funds are invested in a mix of U.S. dollar-denominated *money market securities* that are intended to provide as high a yield as possible without violating each Fund's credit quality and maturity policies or jeopardizing the stability of its share price. The average maturity of each Fund's securities portfolio will not be more than 90 days.

- *Money market securities* – short-term securities that conform to the duration and credit quality standards of Rule 2a-7 under the Investment Company Act of 1940, as amended.

Primary Fund. The Primary Fund seeks to attain its objective by investing in *U.S. government securities*, corporate debt obligations, asset-backed securities, obligations of domestic and foreign banks (including deposit-type obligations), instruments of comparable quality as determined by the Board of Trustees and instruments fully collateralized by such obligations.

- *U.S. government securities* – securities issued by the government of the United States, its agencies and instrumentalities.

The Primary Fund will principally invest in debt and deposit-type obligations, such as negotiable certificates of deposit and time deposits, bankers' acceptances and securities backed by letters of credit, of U.S. banking institutions that are members of the Federal Deposit Insurance Corporation (FDIC), other U.S. banks, foreign banks, foreign branches of U.S. banks and U.S. branches of foreign banks (*Eurodollar obligations and Yankeedollar obligations*) located in major industrialized nations in Western Europe, and other countries such as Australia and Canada, which banks have, at the time of the investment, more than $25 billion in total assets or the equivalent in other currencies; commercial paper; and asset-backed securities. The Primary Fund may invest more than 25% of its assets in bank obligations.

- *Eurodollar obligations* – dollar-denominated debt obligations issued by foreign branches or subsidiaries of U.S. banks and by foreign banks.

- *Yankeedollar obligations* – dollar-denominated debt obligations issued by U.S. branches or subsidiaries of foreign banks.

The Primary Fund may also invest in municipal obligations. Municipal obligations include debt obligations issued to obtain funds for various public purposes, including construction of a wide range of public facilities, refunding of outstanding obligations and obtaining of funds for general operating expenses and loans to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to finance various facilities operated for private profit.

U.S. Government Fund. The U.S. Government Fund seeks to attain its objective by investing exclusively in *U.S. government securities* and *repurchase agreements* supported by such investments.

- *U.S. government securities* – securities issued by the government of the United States, its agencies and instrumentalities.

- *Repurchase agreements (REPOs)* – Under a repurchase agreement, the seller agrees to repurchase a security at a mutually agreed-upon time and price. This results in a fixed rate of return insulated from market fluctuations during such period.

U.S. Treasury Fund. The U.S. Treasury Fund seeks to attain its objective by investing exclusively in securities backed by the *full faith and credit* of the U.S. government which provide interest income exempt from state and local personal income taxes in most states. Typically, the Fund's assets will be invested in U.S. Treasury securities.

- *Full faith and credit* – The strongest credit backing offered by the U.S. government and the highest degree of safety with respect to the payment of principal and interest.

Reserve Liquid Performance Money Market Fund. The Reserve Liquid Performance Money Market Fund seeks to attain its objective by investing directly, or indirectly through repurchase agreements, in *U.S. government securities*, commercial paper, asset-backed securities, deposit-type obligations of domestic and foreign banks, instruments of comparable quality as determined by the Board of Trustees of the Fund and instruments fully collateralized by such obligations.

- *U.S. government securities* – securities issued by the government of the United States, its agencies and instrumentalities.

about the funds

The Reserve Liquid Performance Money Market Fund will principally invest in obligations of U.S. banking institutions that are members of the FDIC and deposit-type obligations, such as negotiable certificates of deposit and time deposits, bankers' acceptances and securities backed by letters of credit of U.S. banks, foreign banks, foreign branches of U.S. banks and U.S. branches of foreign banks (*Eurodollar obligations and Yankeedollar obligations*) located in major industrialized nations in Western Europe and in other countries such as Australia and Canada, which banks have, at the time of the investment, more than $25 billion in total assets or the equivalent in other currencies. The Reserve Liquid Performance Money Market Fund may invest more than 25% of its assets in bank obligations.

- *Eurodollar obligations* – dollar-denominated debt obligations issued by foreign branches or subsidiaries of U.S. banks and by foreign banks.
- *Yankeedollar obligations* – dollar-denominated debt obligations issued by U.S. branches or subsidiaries of foreign banks.

The Reserve Liquid Performance Money Market Fund may also invest in municipal obligations. Municipal obligations include debt obligations issued to obtain funds for various public purposes, including construction of a wide range of public facilities, refunding of outstanding obligations, and obtaining of funds for general operating expenses and loans to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to finance various facilities operated for private profit.

The Reserve Liquid Performance Money Market Fund may invest its assets in affiliated and unaffiliated money market funds, subject to applicable Securities and Exchange Commission ("SEC") rules. The portion of the Fund's assets invested in money market funds will vary based on market conditions.

Repurchase Agreements. Each of the Funds may invest in repurchase agreements but will limit them to those banks and securities dealers who are deemed creditworthy pursuant to guidelines adopted by the Trustees. The U.S. Treasury Fund will further limit its investment in repurchase agreements to 5% of its total net assets, except for temporary or emergency purposes, and to those whose underlying obligations are backed by the full faith and credit of the United States. Securities subject to repurchase agreements will be segregated and will be monitored to ensure that the market value of the securities plus any accrued interest will at least equal the repurchase price.

Credit Quality. The Funds may invest in securities rated in one of the two highest short-term ratings, generally by two of the nationally recognized statistical rating organizations. Securities that are not rated may also be purchased by the Primary Fund and Reserve Liquid Performance Money Market Fund, provided the investment adviser determines them to be of comparable quality pursuant to guidelines established by the Trustees.

Maturity. The average maturity of each Fund's securities portfolio will not be more than 90 days. In addition, the Funds will not purchase securities with maturities of more than 762 days (25 months) for securities issued or guaranteed by the U.S. Government, as to principal and interest, or 397 days (13 months) for other securities. The Primary and Reserve Liquid Performance Funds may at times purchase municipal floating rate and variable rate demand obligations, normally having stated maturities in excess of one year, but which permit the holder to demand payment of principal and accrued interest at any time, or at specified intervals not exceeding one year, usually upon not more than seven (7) days' notice. Each Fund will not invest more than 10% of the value of its net assets in floating or variable rate demand bonds for which there is no secondary market if the demand feature on such municipal obligations requires more than seven (7) days' notice.

Disclosure of Portfolio Holdings. A description of each Fund's policies and procedures with respect to the disclosure of portfolio holdings is available in the Statement of Additional Information.

Principal Risks

The Funds are money market mutual funds that seek to maintain a $1.00 price per share. An investment in a Fund is not insured or guaranteed by the U.S. government, FDIC or any other government agency. Although each Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a Fund. Each Fund has maintained a constant share price since inception, and will strive to continue to do so. The value of each Fund's net assets may change based on changes in market, economic, political and financial developments. The following factors could reduce the income or capital gains received on a Fund's portfolio and therefore the Fund's yield:

- ***Interest Rate Risk.*** Most of the Funds' performance depends on interest rates, and when interest rates fall, the Funds' yields will typically fall as well. When interest rates go up, the value of an investment in debt securities generally goes down. When interest rates are rising, the value of long-term debt securities generally goes down more than the value of the short term securities in which the Funds invest. In addition, as investments mature, the proceeds may be reinvested at rates that are lower than levels previously earned.

- ***Credit Quality Risk.*** Overall, a decline in the credit quality of an issuer, or of the provider of a credit support or maturity-shortening structure for a security, can cause the value of a money-market security to decrease.

- ***Returns.*** Because money market funds may only invest in securities with a lower level of risk, over time they may produce lower returns than investments in stocks or bonds, which entail higher levels of risk.

- ***Banking Industry Risks.*** The Primary Fund and the Reserve Liquid Performance Money Market Fund are also subject to the risk associated with the banking industry, including interest rate risk, credit risk and regulatory developments risk.

- *Suitability.* Different investors have different investment goals. Investments in money market funds provide greater security and liquidity than other types of investments but do not usually offer as high a rate of return. The Funds are not intended to be a balanced investment program. They are intended to provide professional management for your cash and a convenient way to gain interest income as part of a diversified portfolio.

The Funds are also subject to the risks associated with the types of securities held:

- *Asset-Backed Securities.* Asset-backed securities that are subject to prepayment may lose more value due to changes in interest rates than will other debt securities, especially during periods when those rates are declining.

- *Repurchase Agreement Risk.* Repurchase agreements involve the risk that the other party may default on its obligations, which may cause delays, losses and restrictions on a Fund's ability to dispose of the underlying securities.

- *Foreign Securities.* Eurodollar and Yankeedollar investments involve certain risks that are different from investments in domestic obligations of U.S. banks. These risks may include unfavorable political and economic developments, possible withholding taxes, higher transaction costs, seizure of foreign deposits, currency controls or other governmental restrictions that might affect payment of principal or interest. In addition, foreign banks are not regulated by U.S. banking authorities and are generally not bound by financial reporting standards comparable to U.S. banks.

The Primary and Reserve Liquid Performance Money Market Funds are also subject to the risks associated with:

- *Municipal Securities.* Municipal securities can be significantly affected by economic and political changes, as well as uncertainties in the municipal market related to taxation, legislative changes or the rights of municipal security holders.

The Primary, U.S. Government and Reserve Liquid Performance Money Market Funds are also subject the risks associated with:

- *Reverse Repurchase Agreement Risk.* Reverse repurchase agreements involve the risk that the market value of the securities may be lower than the price at which the Fund has agreed to repurchase them, or that the other party may fail to return the securities at the agreed time. If the Fund is not able to recover the securities and the value of the collateral held by the Fund is less than the value of the securities, the Fund may experience a loss.

Performance

The bar charts and tables below provide an indication of the risks of investing in the Funds by showing changes in each Fund's performance from year to year. The bar charts show each Fund's annual total returns for Class R shares except for Liquid Performance Money Market Fund, which shows Liquidity Class I, for each of the last

10 calendar years or since inception. The tables show performance for each class of shares. After tax returns for other classes may vary. Past performance is not necessarily an indication of how a Fund will perform in the future.

Total Return for Primary Fund - Class R


10
8
6
4
2
0
4.87%
4.81%
4.42%
5.70%
3.41%
0.93%
0.23%
0.39%
2.24%
4.11%
97
98
99
00
01
02
03
04
05
06

Calendar years ended December 31

During the periods shown above, the highest quarterly return was 1.44% for the quarter ended September 30, 2000, and the lowest quarterly return was 0.02% for the quarter ended March 31, 2004. The return for the period from January 1, 2007, to June 30, 2007, was 4.50%.

Average Annual Total Returns as of December 31, 2006	One Year	Five Years (Annualized)	Ten Years or Since Inception (Annualized)
Primary Fund Class R	4.11%	1.57%	3.04%
Primary Fund Investor Class III##	4.16%	n/a	2.12%*
Primary Fund Investor Class II##	4.37%	1.82%	1.92%**
Primary Fund Investor Class I##	4.42%	n/a	2.31%*
Primary Fund Class Treasurer's Trust	4.53%	1.97%	2.07%**
Primary Fund Liquidity Class V##	4.68%	2.13%	2.22%**
Primary Fund Liquidity Class IV##	4.79%	n/a	2.14%^^
Primary Fund Liquidity Class III##	4.93%	2.34%	2.44%**
Primary Fund Liquidity Class II ##	4.94%	n/a	3.15%#
Primary Fund Liquidity Class I##	5.12%	2.46%	2.50%†
Primary Fund Class Institutional	5.04%	n/a	2.81%^

* Inception date is August 12, 2003.
** Inception date is May 29, 2001.
† Inception date is July 30, 2001.
^ Inception date is June 25, 2003.
^^ Inception date is July 1, 2002.
# Inception date is February 17, 2004.
Effective September 28, 2007, Classes 15, 20, 25, 35 and 45 were renamed Liquidity Class I, Liquidity Class II, Liquidity Class III, Liquidity Class IV and Liquidity Class V, respectively, and Classes 70, 75 and 95 were renamed Investor Class I, Investor Class II and Investor Class III, respectively.

about the funds

Total Return for U.S. Government Fund - Class R



10
8
6
4
2
0
4.76%
4.69%
4.22%
5.57%
2.96%
0.71%
0.18%
0.39%
2.24%
4.08%
97
98
99
00
01
02
03
04
05
06

Calendar years ended December 31

During the periods shown above, the highest quarterly return was 1.41% for the quarter ended September 30, 2000, and the lowest quarterly return was 0.02% for the quarter ended March 31, 2004. The return for the period from January 1, 2007, to June 30, 2007, was 4.45%.

Average Annual Total Returns as of December 31, 2006	One Year	Five Years (Annualized)	Ten Years or Since Inception (Annualized)
U.S. Government Fund Class R	4.08%	1.51%	2.91%
U.S. Government Fund Class Treasurer's Trust	4.50%	1.91%	1.97%*
U.S. Government Fund Liquidity Class V###	4.65%	1.03%	2.11%*
U.S. Government Fund Liquidity Class III###	4.87%	2.27%	1.78%*
U.S. Government Fund Liquidity Class I###	4.94%	n/a	2.54%†
U.S. Government Fund Class Institutional	5.01%	n/a	3.19%##

* Inception date is May 29, 2001.

† Inception date is November 18, 2002.

Inception date is February 24, 2004.

Effective September 28, 2007, Classes 15, 25 and 45 were renamed Liquidity Class I, Liquidity Class III and Liquidity Class V, respectively.

Total Return for U.S. Treasury Fund - Class R


10
8
6
4
2
0
4.60%
4.52%
4.02%
5.16%
3.12%
0.72%
0.15%
0.29%
1.94%
3.76%
97
98
99
00
01
02
03
04
05
06

Calendar years ended December 31

During the periods shown above, the highest quarterly return was 1.33% for the quarter ended December 31, 2000, and the lowest quarterly return was 0.02% for the quarter ended June 30, 2004. The return for the period from January 1, 2007, to June 30, 2007, was 4.09%.

Average Annual Total Returns as of December 31, 2006	One Year	Five Years (Annualized)	Ten Years or Since Inception (Annualized)
U.S. Treasury Fund Class R	3.76%	1.37%	2.77%
U.S. Treasury Fund Investor Class II###	4.02%	n/a	2.73%††
U.S. Treasury Fund Class Treasurer's Trust	4.17%	1.75%	1.84%*
U.S. Treasury Fund Liquidity Class V###	4.31%	n/a	2.29%†
U.S. Treasury Fund Liquidity Class III###	4.52%	n/a	2.49%†
U.S. Treasury Fund Class Institutional	4.67%	n/a	2.92%##

* Inception date is May 29, 2001.
† Inception date is August 7, 2003.
†† Inception date is August 16, 2004.
Inception date is February 24, 2004.
Effective September 28, 2007, Classes 25 and 45 were renamed Liquidity Class III and Liquidity Class V, respectively, and Class 75 was renamed Investor Class II.

Total Return for Reserve Liquid Performance Money Market Fund - Liquidity Class I


10
8
6
4
2
0
5.08%
06

Calendar year ended December 31

During the periods shown above, the highest quarterly return was 1.34% for the quarter ended December 31, 2006, and the lowest quarterly return was 1.13% for the quarter ended March 31, 2006. The return for the period from January 1, 2007, to June 30, 2007, was 5.53%.

Average Annual Total Returns as of December 31, 2006	One Year	Five Years (Annualized)	Ten Years or Since Inception (Annualized)
Reserve Liquid Performance Money Market Fund Class Treasurer's Trust	n/a	n/a	5.29%*
Reserve Liquid Performance Money Market Fund Liquidity Class I#	n/a	n/a	5.08%**

* Inception date December 7, 2006.
** Inception date January 11, 2006.
\# Effective September 28, 2007, Class 15 was renamed Liquidity Class I.

For the Funds' current yields, call toll-free 800-637-1700
or visit our Web site at www.TheR.com.

Fees & Expenses

Each Fund, except the Reserve Liquid Performance Money Market Fund, offers several different classes of shares with different minimum investment requirements and different services. Class Institutional, Liquidity Class I, Liquidity Class II, Liquidity Class III, Liquidity Class IV and Liquidity Class V, which are designed for institutional investors, have higher minimum investments and fewer services than Class Treasurer's Trust, Investor Class I, Investor Class II, Investor Class III and Class R, which are designed for individual investors. Some classes are available only through certain financial intermediaries. The Reserve Liquid Performance Money Market Fund offers Liquidity Class I and Class Treasurer's Trust shares.

You may pay the fees and expenses, described in the table below, if you buy and hold the indicated classes of Fund shares. The Funds are no-load funds, meaning that there are no sales charges (loads) or exchange fees associated with an investment in any Fund.

Primary Fund

Shareholder Fees* (Fees paid directly from your investment)	Class R	Investor Class III	Investor Class II	Investor Class I	Class Treasurer's Trust	Liquidity Class V
Shareholder Transaction Fees**	None	None	None	None	None	None
Redemption Fees**	None	None	None	None	None	None
Annual Fund Operating Expenses (Expenses that are deducted from Fund assets)						
Management Fee***	0.81%	0.76%	0.56%	0.51%	0.61%	0.46%
Distribution and Service (12b-1 fee)	0.25%	0.25%	0.25%	0.25%	None	None
Other Expenses†	None	None	None	None	None	None
Total Annual Fund Operating Expenses	1.06%	1.01%	0.81%	0.76%	0.61%	0.46%

Primary Fund (continued)

Shareholder Fees* (Fees paid directly from your investment)	Liquidity Class IV	Liquidity Class III	Liquidity Class II	Liquidity Class I	Class Institutional
Shareholder Transaction Fees**	None	None	None	None	None
Redemption Fees**	None	None	None	None	None
Annual Fund Operating Expenses (Expenses that are deducted from Fund assets)					
Management Fee***	0.36%	0.26%	0.21%	0.16%	0.13%
Distribution and Service (12b-1 fee)	None	None	None	None	None
Other Expenses†	None	None	None	None	None
Total Annual Fund Operating Expenses	0.36%	0.26%	0.21%	0.16%	0.13%

U.S. Government Fund

Shareholder Fees* (Fees paid directly from your investment)	Class R	Investor Class III	Investor Class II	Investor Class I	Class Treasurer's Trust	Liquidity Class V
Shareholder Transaction Fees**	None	None	None	None	None	None
Redemption Fees**	None	None	None	None	None	None
Annual Fund Operating Expenses (Expenses that are deducted from Fund assets)						
Management Fee***	0.81%	0.76%	0.56%	0.51%	0.61%	0.46%
Distribution and Service (12b-1 fee)	0.25%	0.25%	0.25%	0.25%	None	None
Other Expenses†	None	None	None	None	None	None
Total Annual Fund Operating Expenses	1.06%	1.01%	0.81%	0.76%	0.61%	0.46%

Shareholder Fees* (Fees paid directly from your investment)	Liquidity Class IV	Liquidity Class III	Liquidity Class II	Liquidity Class I	Class Institutional
Shareholder Transaction Fees**	None	None	None	None	None
Redemption Fees**	None	None	None	None	None
Annual Fund Operating Expenses (Expenses that are deducted from Fund assets)					
Management Fee***	0.36%	0.26%	0.21%	0.16%	0.13%
Distribution and Service (12b-1 fee)	None	None	None	None	None
Other Expenses†	None	None	None	None	None
Total Annual Fund Operating Expenses	0.36%	0.26%	0.21%	0.16%	0.13%

about the funds

U.S. Treasury Fund

Shareholder Fees* (Fees paid directly from your investment)	Class R	Investor Class III	Investor Class II	Investor Class I	Class Treasurer's Trust	Liquidity Class V
Shareholder Transaction Fees**	None	None	None	None	None	None
Redemption Fees**	None	None	None	None	None	None
Annual Fund Operating Expenses (Expenses that are deducted from Fund assets)						
Management Fee***	0.81%	0.76%	0.56%	0.51%	0.61%	0.46%
Distribution and Service (12b-1 fee)	0.25%	0.25%	0.25%	0.25%	None	None
Other Expenses†	None	None	None	None	None	None
Total Annual Fund Operating Expenses	1.06%	1.01%	0.81%	0.76%	0.61%	0.46%

Shareholder Fees* (Fees paid directly from your investment)	Liquidity Class IV	Liquidity Class III	Liquidity Class II	Liquidity Class I	Class Institutional
Shareholder Transaction Fees**	None	None	None	None	None
Redemption Fees**	None	None	None	None	None
Annual Fund Operating Expenses (Expenses that are deducted from Fund assets)					
Management Fee***	0.36%	0.26%	0.21%	0.16%	0.13%
Distribution and Service (12b-1 fee)	None	None	None	None	None
Other Expenses†	None	None	None	None	None
Total Annual Fund Operating Expenses	0.36%	0.26%	0.21%	0.16%	0.13%

Reserve Liquid Performance Money Market Fund

Shareholder Fees* (Fees paid directly from your investment)	Class Treasurer's Trust	Liquidity Class V	Liquidity Class IV	Liquidity Class III	Liquidity Class II	Liquidity Class I
Shareholder Transaction Fees**	None	None	None	None	None	None
Redemption Fees**	None	None	None	None	None	None
Annual Fund Operating Expenses (Expenses that are deducted from Fund assets)						
Management Fee***	0.61%	0.46%	0.36%	0.26%	0.21%	0.16%
Distribution and Service (12b-1 fee)	None	None	None	None	None	None
Other Expenses†	None	None	None	None	None	None
Total Annual Fund Operating Expenses††	0.61%	0.46%	0.36%	0.26%	0.21%	0.16%

* The fees and expenses provided herein are based on the "Comprehensive Management Fee" approved by shareholders on June 26, 2007 and effective as of July 16, 2007.

** The Funds may charge the following fees to a limited number of shareholders depending on their particular circumstance or special services requested or provided: A monthly "Low Balance Fee" (currently $15) may be imposed on accounts (other than IRA accounts) with a monthly average account balance of less than $100,000 for Class Institutional, Liquidity Class I, Liquidity Class II, Liquidity Class III, Liquidity Class IV, Liquidity Class V, Investor Class I and Investor Class II, less than $10,000 for Investor Class III and less than $1,000 for Class Treasurer's Trust and Class R, in which no shareholder activity has occurred for the past 12 consecutive months. A fee of $2 may be charged on redemption checks for less than $100 for Class R and Investor Class II shares and a fee of $100 may be charged on redemption checks for less than $100,000 for shares of all other classes. Wire redemption fees, "stop payment" fees, returned check fees, overdraft fees or other fees for specific extra services may also be charged. These fees may be changed or discontinued at any time and may be reduced or waived under certain circumstances.

*** The Funds pay a "Comprehensive Management Fee" that includes the advisory fee, all administrative and customary operating expenses of the Fund, as well as shareholder liaison services (such as responding to inquiries and providing information on investments), record keeping charges, accounting expenses, transfer agent costs, and the expenses of preparing, printing and mailing shareholder reports and prospectuses. The Comprehensive Management Fee does not include Other Expenses (see below). The advisory fee of 0.08% of the "Comprehensive Management Fee" is the same for all share classes.

† Other Expenses include interest charges, taxes, brokerage fees and commissions, extraordinary legal and accounting fees and other extraordinary expenses including expenses incurred in connection with litigation proceedings, other claims and the legal obligations of the Trust to indemnify its trustees, officers, employees, shareholders, distributors and other agents of the Trust, payments made pursuant to the Trust's Distribution Plan, the compensation of the chief compliance officer and related expenses, and the fees and expenses of the Trustees who are not "interested persons" of the Adviser as defined in the Investment Company Act of 1940 ("Independent Trustees"), including the fees of the independent counsel of the Independent Trustees. It is estimated that these fees and expenses will be less than 0.005% for each Fund.

†† The Adviser has agreed to voluntarily waive expenses or reimburse the Reserve Liquid Performance Money Market Fund until January 31, 2008 to the extent that the Total Annual Operating Expenses for Class 15 (currently Liquidity Class I) shares exceed 0.15%, for Class 20 (currently Liquidity Class II) shares exceed 0.20%, for Class 25 (currently Liquidity Class III) shares exceed 0.25%, for Class 35 (currently Liquidity Class IV) shares exceed 0.35%, and for Class 45 (currently Liquidity Class V) shares exceed 0.45%. The Adviser reserves the right to seek recovery, such recovery being subject to the approval of the Board of Trustees, in subsequent periods, of any excess reimbursement or contingent waiver allowed to the Fund for a period of not more than three fiscal years. If the Fund invests in an affiliated money market fund, it will reduce the fees and expenses payable by Fund investors by the amount of fees and expenses charged by that affiliated fund. If the Fund invests in an unaffiliated money market fund, shareholders would bear both their proportionate share of fees and expenses in the Fund (including investment advisory fees) and, indirectly, the fees and expenses of such money market fund (including investment advisory fees of that fund). For the fiscal year ended May 31, 2007, the Adviser waived or reimbursed the Funds 0.14% of its Comprehensive Management Fee for the Class 15 (currently Liquidity Class I) shares and 0.59% for the Class Treasurer's Trust shares of the Reserve Liquid Performance Money Market Fund.

Example: This example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds. The example should not be considered indicative of future investment returns and operating expenses, which may be more or less than those shown. This example assumes that you invest $10,000 in a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that each Fund's operating expenses remain the same. The expenses would be the same whether you redeemed your shares at the end of each period or not.

about the funds

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Primary Fund	One Year	Three Year	Five Year	Ten Year
Class Institutional	$13.33	$41.95	$73.43	$166.56
Liquidity Class I	$16.40	$51.62	$90.32	$204.71
Liquidity Class II	$21.53	$67.71	$118.43	$268.03
Liquidity Class III	$26.65	$83.79	$146.48	$331.06
Liquidity Class IV	$36.90	$115.91	$202.40	$456.21
Liquidity Class V	$47.15	$147.95	$258.09	$580.16
Class Treasurer's Trust	$62.53	$195.90	$341.20	$763.86
Investor Class I	$77.90	$243.70	$423.80	$944.92
Investor Class II	$83.03	$259.61	$451.22	$1,004.69
Investor Class III	$103.53	$323.05	$560.33	$1,240.90
Class R	$108.65	$338.87	$587.47	$1,299.24
U.S. Government Fund	One Year	Three Year	Five Year	Ten Year
Class Institutional	$13.33	$41.95	$73.43	$166.56
Liquidity Class I	$16.40	$51.62	$90.32	$204.71
Liquidity Class II	$21.53	$67.71	$118.43	$268.03
Liquidity Class III	$26.65	$83.79	$146.48	$331.06
Liquidity Class IV	$36.90	$115.91	$202.40	$456.21
Liquidity Class V	$47.15	$147.95	$258.09	$580.16
Class Treasurer's Trust	$62.53	$195.90	$341.20	$763.86
Investor Class I	$77.90	$243.70	$423.80	$944.92
Investor Class II	$83.03	$259.61	$451.22	$1,004.69
Investor Class III	$103.53	$323.05	$560.33	$1,240.90
Class R	$108.65	$338.87	$587.47	$1,299.24
U.S. Treasury Fund	One Year	Three Year	Five Year	Ten Year
Class Institutional	$13.33	$41.95	$73.43	$166.56
Liquidity Class I	$16.40	$51.62	$90.32	$204.71
Liquidity Class II	$21.53	$67.71	$118.43	$268.03
Liquidity Class III	$26.65	$83.79	$146.48	$331.06
Liquidity Class IV	$36.90	$115.91	$202.40	$456.21
Liquidity Class V	$47.15	$147.95	$258.09	$580.16
Class Treasurer's Trust	$62.53	$195.90	$341.20	$763.86
Investor Class I	$77.90	$243.70	$423.80	$944.92
Investor Class II	$83.03	$259.61	$451.22	$1,004.69
Investor Class III	$103.53	$323.05	$560.33	$1,240.90
Class R	$108.65	$338.87	$587.47	$1,299.24

Reserve Liquid Performance Money Market Fund	One Year	Three Year	Five Year	Ten Year
Liquidity Class I	$16.40	$51.62	$90.32	$204.71
Class Treasurer's Trust	$62.53	$195.90	$341.20	$763.86

Fund Management

The Investment Adviser. The investment adviser for the Funds is Reserve Management Company, Inc. ("RMCI"), 1250 Broadway, New York, NY 10001-3701. RMCI has provided investment advice to investment companies within the Reserve family of funds since November 15, 1971. As of August 31, 2007, RMCI had over $47 billion in assets under management. RMCI manages each Fund, subject to policies adopted by the Trustees of the Trust, under the terms of an Investment Management Agreement with the Trust, on behalf of each Fund. The Investment Management Agreement provides that RMCI will furnish continuous investment advisory and other management and administrative services to each Fund. For its services each Fund pays RMCI a comprehensive management fee at an annual rate, based on the average daily net assets of each outstanding class of the Fund's shares, according to the following schedule:

Class R	Investor Class III	Class Treasurer's Trust	Investor Class II	Investor Class I	Liquidity Class V	Liquidity Class IV	Liquidity Class III	Liquidity Class II	Liquidity Class I	Class Institutional
0.81%	0.76%	0.61%	0.56%	0.51%	0.46%	0.36%	0.26%	0.21%	0.16%	0.13%

A discussion regarding the basis for the approval by the Board of Trustees of the Investment Management Agreement will be available in each Fund's Semi-Annual Report to Shareholders for the period ending November 30, 2007.

The Distributor. The Funds' distributor, Resrv Partners, Inc. ("Resrv"), 1250 Broadway, New York, NY 10001, is an affiliate of RMCI. The Trust, on behalf of the Funds, has adopted a Rule 12b-1 Distribution Plan (the "Plan"), in respect to Class R, Investor Class I, Investor Class II and Investor Class III, which allows each of those classes of each Fund to pay fees for the sale and distribution of its shares. The distribution fee is 0.25% per year of each class's average net assets. Since this fee is paid out of the respective class's assets on an on-going basis, over time this fee will increase the cost of your investment in those classes and may cost you more than paying other types of sales charges.

your account

How to Buy Shares

Share Classes. Presently, the Funds each offer eleven share classes, except for the Reserve Liquid Performance Money Market Fund which may offer six share classes. Class Institutional, Liquidity Class I, Liquidity Class II, Liquidity Class III, Liquidity Class IV and Liquidity Class V are designed for institutional investors, and Class Treasurer's Trust, Investor Class I, Investor Class II, Investor Class III and Class R are designed for individual investors. Presently, the Reserve Liquid Performance Money Market Fund offers Liquidity Class I and Treasurer's Trust shares. You will need to decide on a share class to purchase before making your initial investment. Some classes are available only through certain financial intermediaries. Not all classes are currently available for each Fund. Please contact The Reserve before you invest.

Account Ownership. You will also need to specify whether you wish to open a corporate account, a joint account or an individual account. When an account is registered jointly in the names of two people, either person is entitled to redeem any or all of the shares in the account. The Account Application provides that each party to a joint account will indemnify the Fund for actions taken on the instructions of the other party. The Funds will not be responsible for actions taken by either party with respect to this type of account.

How Fund Shares Are Priced. Investors pay no sales charges to invest in the Funds. The price you pay for a share of a Fund, and the price you receive upon selling or redeeming a share of a Fund, is the Fund's net asset value (NAV) per share for that class of shares, reduced for any applicable redemption fee. The net asset value per share is calculated by taking the total value of assets of each share class, subtracting its liabilities, and then dividing by the number of shares of that class that are issued and outstanding. Each Fund uses the amortized cost method of valuing its securities, which is a standard calculation that does not take into account unrealized gains or losses.

Calculation of Net Asset Value. Each Fund's NAV is calculated as of its cut-off time for accepting purchase orders and redemption requests (the "cut-off time"). The cut-off time is 5:00 p.m. Eastern Time for the Primary Fund, the U.S. Government Fund and the Reserve Liquid Performance Money Market Fund and 2:00 p.m. Eastern Time for the U.S. Treasury Fund. Generally, the NAV is not calculated and purchase and redemption orders are not accepted on days that the New York Stock Exchange ("NYSE") is closed, except for Good Friday. The NYSE is not open for trading on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. In addition, the NAV is not calculated and orders are not accepted on Columbus Day and Veterans Day when banks are closed. However, the NAV may be calculated and purchase and redemption orders accepted on any such day if RMCI determines it is in the shareholders' interests to do so. Your order will be priced at the next NAV calculated after your order is received by a Fund or by an authorized financial intermediary who has a sales agreement with Resrv Partners, Inc., the Funds distributor. No purchase of shares will be modified or cancelled after the cut-off time set for calculating the Funds' NAV. The NAV for each class of a Fund's shares is computed by dividing the value of the net assets of the class by the number of outstanding shares of such class. The valuation of a Fund's portfolio securities is based upon their amortized cost and does not take into account unrealized gains or losses. This method values a security at its cost and thereafter assuming a constant amortization or accretion to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the security. While this method provides certainty in valuation, there may be some periods during which the value of a security determined by the amortized cost method would be higher or lower than the price the Fund would receive if it sold the security.

The Trustees have established procedures designed to stabilize, to the extent reasonably possible, each Fund's price per share as computed for the purpose of sales and redemptions at $1.00. RMCI will report to the Trustees any deviations of more than 0.25% from the Funds' net asset value calculated using the amortized cost basis. In the event the Trustees determine that a deviation exists which may result in material dilution or other unfair results to new investors or existing shareholders, the Fund will take such corrective action as it regards as necessary and appropriate, including the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends; or establishing a net asset values per share solely by using available market quotations. The Funds cannot guarantee that their respective net asset value will remain at $1.00 per share, although the NAV of each Fund has done so since inception.

Minimum Investments. Different classes of the Funds are subject to a different minimum initial investment and minimum subsequent investment. The investment minimums may be reduced or waived in certain circumstances and may be changed by a Fund at any time. The same minimums apply to the same share classes of each Fund. The minimum initial investment for each class is:

Share Class	Initial Minimum
Class Institutional	$35 million
Liquidity Class I	$20 million
Liquidity Class II	$15 million
Liquidity Class III	$10 million
Liquidity Class IV	$7 million
Liquidity Class V	$5 million
Class Treasurer's Trust	None*
Investor Class I	$2 million
Investor Class II	$1 million
Investor Class III	$50,000
Class R	None*

* $1,000 for an IRA

The minimum subsequent investment for each class is:

Share Class	Subsequent Minimum
Class Institutional	$2.5 million
Liquidity Class I	$1 million
Liquidity Class II	$500,000
Liquidity Class III	None
Liquidity Class IV	None
Liquidity Class V	None
Class Treasurer's Trust	None*
Investor Class I	None
Investor Class II	None
Investor Class III	None
Class R	None*

* $250 for an IRA

Payment for Shares. All share purchases must be paid for in U.S. dollars. Foreign or travelers checks, cash, money orders, credit cards, credit card convenience checks, "starter" checks, or post-dated checks will not be accepted. In addition, in order to protect the Funds from check fraud, checks payable to third parties will not be accepted. An initial direct purchase must be accompanied by an Account Application. We are required by law to verify your identity. If the required information is not provided on your Account Application or cannot be verified, we may not be able to open an account or may close an account at any time. All payments for share purchases must be made by one of the two methods noted below:

- By check – You may purchase shares with a check drawn on a U.S. bank, payable to The Reserve or payable to and endorsed by the accountholder. You must include your account number (or Taxpayer Identification Number) on your check. A fee (currently $15) will be imposed if any check does not clear and, in addition, the investor will be liable for any loss the Fund incurs due to the returned check. Checks may be mailed or delivered to The Reserve, 1250 Broadway, 32nd Floor, New York, NY 10001-3701.
- By federal wire – Call The Reserve at 800-637-1700, between 8:30 a.m. and 6:00 p.m. Eastern Time on any business day, or contact the firm from which you received this Prospectus, for specific instructions for purchasing shares by wire transfer.

Checks and wires which do not correctly identify the account to be credited may be returned or may delay the purchase of shares.

Purchasing Shares with Securities. Subject to the approval of the Trust, shares of a Fund may be purchased with liquid securities that are eligible for purchase by the Fund (consistent with the Fund's investment policies and restrictions) and that have a value that is readily ascertainable in accordance with the Trust's valuation policies. These transactions will be effected only if the Fund intends to retain the security in the

Fund as an investment. Assets purchased by a Fund in such a transaction will be valued in the same manner as they would be valued for purposes of pricing the Fund's shares if such assets were included in the Fund's assets at the time of purchase. The Trust reserves the right to amend or terminate this practice at any time.

Share Certificates. Share certificates are not issued by the Funds.

Joint Ownership. When an account is registered in the name of two people, either person is entitled to redeem shares in the account. The Trust assumes no responsibility to either owner for actions taken by the other with respect to an account so registered. The Account Application provides that persons who register their account jointly indemnify and hold the Trust harmless for actions taken by either party.

Investments Through Third Parties. Investments made through a third party such as a broker-dealer, financial institution or other financial intermediary, rather than directly with a Fund, may be subject to different policies and fees than those described here. Banks, brokers, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. You should consult a representative of the financial intermediary for more information.

Investments Through the Exchange Privilege. A shareholder may exchange Fund shares for shares of the same class of other Reserve funds, on any day when the Fund's NAV is calculated, by calling 800-637-1700. Any new account established through an exchange will have the same privileges as the original account (provided such privileges are available). Exchange requests must be received by each Fund's cut-off time in order be effected at each fund's respective NAV's on that day. Exchange requests received after the cut-off time of either fund will be effected on the next day on which the Funds' NAV is calculated.

Exchanges are available by telephone, if you completed the "Redemption Instructions" or "Redemptions and Exchanges by Telephone" information on your Account Application to authorize telephone exchanges. Unless such authorization is withheld, a Fund will honor any telephone requests that the Fund deems to be valid. To reduce the risk of unauthorized or fraudulent instructions, all telephone exchange requests will be recorded. The Funds may also require the use of a password or other form of personal identification. A Fund may refuse a telephone exchange if it reasonably believes that the instructions are not genuine or if there appear to be other irregularities regarding the request. During periods of volatile economic and market conditions, a shareholder may have difficulty making an exchange request by telephone, in which case an exchange request would have to be made in writing.

Exchanges of shares of one fund for shares of another fund is a taxable event and may result in a gain or loss for federal income tax purposes. The exchange privilege may not be available to clients of some intermediaries, and some intermediaries may impose additional or different conditions on exchanges by their clients.

You should carefully read the current Prospectus of the fund into which you would like to exchange. There is currently no fee for exchanges among funds in the Reserve family of funds. The Funds may change or discontinue the exchange privilege at any time.

Reserve Automatic Asset-Builder Plan.℠ You may make automatic purchases of Class Treasurer's Trust, Investor Class I, Investor Class II, Investor Class III and Class R shares of a Fund by having a fixed dollar amount ($25 minimum) transferred into your Reserve account on a regular basis from a checking, NOW, or bank money market deposit account or from a U.S. government distribution such as social security, a federal salary, certain veterans' benefits, or other regular payments from the federal government. You may also purchase shares automatically by arranging for all or a specified amount of your salary to be deposited directly into your Reserve account. Please call The Reserve at 800-637-1700 or visit our Web site at www.TheR.com for an application.

Right to Refuse Purchases and Exchanges. The Funds reserve the right to refuse any purchase or exchange request for any reason.

Anti-Money Laundering Requirements. Each Fund is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 (the "Patriot Act"). The Patriot Act is intended to prevent the use of the U.S. financial system in furtherance of money laundering, terrorism or other illicit activities. Pursuant to requirements under the Patriot Act, a Fund may request information from shareholders to enable it to form a reasonable belief that it knows the true identity of its shareholders. This information will be used to verify the identity of investors or, in some cases, the status of financial advisers; it will be used only for compliance with the requirements of the Patriot Act. Each Fund reserves the right to reject purchase orders from persons who have not submitted information sufficient to allow the Fund to verify their identity. Each Fund also reserves the right to redeem any amounts in the Fund from persons whose identity it is unable to verify on a timely basis. It is each Fund's policy to cooperate fully with appropriate regulators in any investigations conducted with respect to potential money laundering, terrorism or other illicit activities.

How to Sell Shares

You may redeem your shares on each day that the Funds' NAV is calculated. Shares will be redeemed at the next NAV determined after a proper redemption request, by telephone or in writing, is received by a Fund, or by an authorized financial intermediary. Redemption requests received after the cut-off time for the calculation of a Fund's NAV on any day will be redeemed at the net asset value calculated on the next business day.

Redemption proceeds can be paid by check or wire transfer. When redeeming recently purchased shares, please be aware that if a Fund has not yet collected payment for the shares you are selling, it will delay sending the proceeds until it has collected payment (usually not more than ten business days). The Funds may suspend the redemption of shares for over seven days if trading is restricted on the NYSE, if an emergency is declared by the SEC or if otherwise permitted by SEC order.

A service fee of $2 may be charged on redemption checks for less than $100 for Class R and Investor Class II shares and a fee of $100 may be charged on redemption checks for less than $100,000 for shares of all other classes. A wire redemption fee may be charged according to the following schedule. Service fees may be waived under certain conditions.

Class	Fee	On Amounts Less Than
Class Institutional	$10	$750,000
Liquidity Class I	$100	$500,000
Liquidity Class II	$100	$100,000
Liquidity Class III	$100	$100,000
Liquidity Class IV	$100	$100,000
Liquidity Class V	$100	$100,000
Class Treasurer's Trust	$100	$100,000
Investor Class I	$100	$100,000
Investor Class II	$10	$10,000
Investor Class III	$100	$100,000
Class R	$10	$10,000

The Funds assume no responsibility for delays in the receipt of wired or mailed payments. Each Fund's NAV is not calculated and redemption requests are not accepted on days the Federal Reserve is closed.

Telephone Requests. If you completed the "Redemptions and Exchanges by Telephone" or "Redemption Instructions" information on your Account Application, you may redeem your shares by calling the Funds at 800-637-1700. Telephone redemptions will be sent to the bank or brokerage account designated on the shareholder's Account Application. To change your designated brokerage or bank account, contact the firm through which you purchased your Fund shares, or, if you purchased your shares directly from the Funds, send a written request to the Funds with a medallion signature guarantee. Telephone redemptions may also be sent to your home address provided that the Fund's records do not indicate that it has been changed within thirty (30) days of such redemption request. Each Fund reserves the right to record telephone calls and to refuse a telephone redemption if it reasonably believes that the instructions are not genuine or if there appear to be other irregularities regarding the request. Unless you did not sign up for telephone privileges or a Fund fails to take reasonable measures to verify the request, the Fund will not be liable for any unauthorized telephone redemption, or for any loss, cost or expense for acting upon telephone instructions.

Written Requests. When making a redemption request in writing, please include your account number, the Fund name, either the dollar amount or the number of shares you want to redeem, where the proceeds are to be sent or deposited, whether the redemption is to be made by check or by wire transfer and the name(s) and signature(s) of all accountholders. A medallion signature guarantee will also be required for the types of redemptions listed below. If you are redeeming shares held in an Individual Retirement Account (IRA), please call the Funds for information regarding the applicable withholding requirements.

Medallion Signature Guarantees. The following types of redemptions require written instructions and a medallion signature guarantee:

- the redemption is for more than $10,000 and the redemption proceeds are not being sent to the designated bank or brokerage account; or
- the account address has been changed within the past 30 days; or
- the redemption proceeds are to be sent to someone other than the account owner at the address of record.

Medallion signature guarantees are designed to protect both you and the Funds from fraud and reduce the risk of loss. A medallion signature guarantee can be obtained from most banks, credit unions or savings associations, or from broker-dealers, national securities exchanges or clearing agencies deemed eligible by the SEC. Notaries cannot provide medallion signature guarantees. Joint account owners need only provide a medallion signature guarantee for one of the account's registered owners.

Redemptions Through Third Parties. If you purchased or hold your Fund shares through a financial intermediary, you should contact a representative of the financial intermediary for information about selling your shares. Redemptions through a financial intermediary may involve that firm's own redemption minimums, services fees, or other requirements, which may be different from those described here. Under certain circumstances, a Fund may assist a third party in the collection of any such fees.

Redemptions Through the Exchange Privilege. A shareholder may exchange Fund shares for shares of the same class of other Reserve funds, on any day when the Fund's NAV is calculated, by calling 800-637-1700. Any new account established through an exchange will have the same privileges as the original account (provided such privileges are available). Exchange requests must be received by each Fund's cut-off time in order be effected at the two funds' respective NAV's on that day. Exchange requests received after the cut-off time of either fund will be effected on the next day on which the Funds' NAV is calculated.

Exchanges are available by telephone if you completed the "Redemption Instructions" or "Redemptions and Exchanges by Telephone" information on your Account Application to authorize telephone exchanges. Unless such authorization is withheld, a Fund will honor any telephone requests that the Fund deems to be valid. To reduce the risk of unauthorized or fraudulent instructions, all telephone exchange requests will be recorded. The Funds may also require the use of a password or other form of personal identification. A Fund may refuse a telephone exchange if it reasonably believes that the instructions are not genuine or if there appear to be other irregularities regarding the request. During periods of volatile economic and market conditions, a shareholder may have difficulty making an exchange request by telephone, in which case an exchange request would have to be made in writing.

Exchanges of the shares of one fund for the shares of another fund is a taxable event and may result in a gain or loss for federal income tax purposes. The exchange privilege may not be available to clients of some Intermediaries, and some Intermediaries may impose additional or different conditions on exchanges by their clients.

You should carefully read the Prospectus of the fund into which you would like to exchange. There is currently no fee for exchanges among funds in the Reserve family of funds. The Funds may change or discontinue the exchange privilege at any time.

Redemptions In Kind. If the amount of a redemption request is large enough to affect a Fund's operations (for example, if the request is greater than the lesser of $250,000 or 1% of the Fund's net asset value), the Fund reserves the right to make payment in portfolio securities rather than in cash ("redemption in kind"), without notice. A shareholder may incur transaction expenses in converting securities received into cash, as well as taxes on any capital gains from the sale as with any redemption.

Minimum Balance Requirement. Because of the expenses of maintaining shareholder accounts, if your account, other than an IRA, has an average monthly account balance of less than $100,000 for Class Institutional, Liquidity Class I, Liquidity Class II, Liquidity Class III, Liquidity Class IV, Liquidity Class V, Investor Class I and Investor Class II, less than $10,000 for Investor Class III or less than $1,000 for Class R and Class Treasurer's Trust, and there has been no shareholder activity in the account for the past 12 months, the Funds may, after 30 days notice, charge a monthly Low Balance Fee (currently $15) or may redeem your shares and close the account. No account will be charged a fee or closed if the decline in balance is due to a decrease in share price. Some financial intermediaries may establish different minimum balances and fee amounts.

Frequent Purchases and Redemptions

Each Fund is designed as an investment vehicle for short-term cash management and is intended to provide liquidity to shareholders. Purchases or sales of shares of the Funds, and exchanges between funds in the Reserve family of funds, should not be used to exploit short-term swings in the market. Frequent purchases and sales of Fund shares by investors may increase fund expenses and necessitate changes in portfolio management strategies. RMCI does not monitor or limit short-term trading activity in the Fund regardless of frequency. Accordingly, the Board has not approved any policies and procedures designed to limit this activity. However, the Fund reserves the right to and may reject or cancel a purchase or exchange order for any reason, including if, in RMCI's opinion, there appears to be a pattern of excessive trading by an investor in other funds in the Reserve family of funds. The Fund or an authorized financial intermediary will provide notification of such a rejection or cancellation within one business day of the placement of the order. The Funds may not be able to determine that a specific purchase, sale or exchange is short-term or excessive, particularly with respect to orders made through omnibus accounts or retirement plans, and may not be able to reject all such orders, although it is the Funds' intention to do so. Any limitation on a shareholder's ability to exchange shares will not affect such shareholder's ability to redeem his or her shares.

shareholder services

Shareholder Services

The Funds offer a variety of shareholder services to make it more convenient to manage your account and to provide options to expand your investment opportunities. For more information on any of the following services, please call us at 800-637-1700 between 8:30 a.m. and 6:00 p.m. Eastern Time on any business day or visit our Web site at www.TheR.com. The following shareholder services are available to investors who hold their shares directly through The Reserve. These services may not be available through financial intermediaries, who may offer different services. If you are purchasing or if you hold your Fund shares through a financial intermediary, please consult a representative of the intermediary regarding what shareholder services are available.

*Reserve EasyAccess.*SM Easy Access is The Reserve's 24-hour toll-free telephone service that lets shareholders use a touch-tone phone for a variety of options, which include obtaining yields, account balances and check reorders. To use it, call 800-637-1700 and follow the instructions.

*Reserve OnlineAccess.*SM You may access your account activity for the previous six months, current price information and other information through Online Access at www.TheR.com. You must call The Reserve at 800-637-1700 to activate Online Access.

Shareholder Communications. An account statement is sent to each shareholder at least quarterly. Shareholders are advised to retain all account statements. Shareholders have a duty to examine their account statements and report any discrepancies to the Funds immediately. Failure to do so could result in the shareholder suffering a loss.

Additionally, shareholders receive an Annual Report, containing audited financial statements, and an unaudited Semi-Annual Report. Duplicate copies of shareholder communications, such as the Prospectus, Annual Report, and Semi-Annual Report, will not be sent to related accounts at a common address, unless we receive instructions to the contrary from you. Shareholders who are clients of some Intermediaries will receive an account statement combining transactions in Fund shares with account statements covering other brokerage or mutual fund accounts. If you would like to receive additional copies of these materials, please contact the Funds or the financial intermediary through which you purchased your Fund shares.

Special Services. The Funds may charge shareholder accounts for specific costs incurred in processing certain shareholder requests including, but not limited to, providing copies of shareholder checks and account statements from past periods, stop payment orders and providing special research services.

Stop Payments. Each Fund will honor stop payment requests on unpaid shareholder checks provided that it is advised of the correct check number, payee, check amount and date. Stop payment requests received by a Fund by the cut-off time will be effective the next business day. Oral stop payment requests are effective for fourteen (14) calendar days, at which time they will be cancelled unless confirmed in writing.

Written stop payment requests will remain in effect for one year. A fee will be charged for this service.

The following services are available only to investors in Class Treasurer's Trust, Investor Class I, Investor Class II, Investor Class III, and Class R:

Reserve Automatic Asset-Builder Plan.[SM] The Asset Builder Plan enables you to make automatic share purchases by having a fixed dollar amount ($25 minimum) transferred into your Reserve account on a regular basis from a checking, NOW, or bank money market deposit account or from a U.S. government distribution such as social security, a federal salary, certain veterans' benefits, or other regular payments from the federal government. You may also purchase shares automatically by arranging for all or a specified amount of your salary to be deposited directly into your Reserve account.

Reserve Automatic Transfer Plan.[SM] With the Automatic Transfer Plan, you may make free automatic transfers from your Fund account to the eligible checking, NOW or bank money market deposit account that you designate. You may choose to have dividends or distributions transferred to your designated account on a monthly basis or to have a specific dollar amount transferred to your designated account on a monthly, quarterly or annual basis. There is a $25 minimum for these transfers. You may also have amounts transferred to your designated account from telephone redemptions of $100 and over. To be eligible for these services, you must have an account with a balance of at least $5,000, and submit an Automatic Transfer Plan application to the Fund.

Reserve Cash Performance Account.[SM] The Reserve Cash Performance Account (Reserve CPA®) offers a comprehensive package of services, including unlimited, no-minimum checking, and detailed monthly statements. A Visa Gold Check Card (with ATM access) and the Reserve Airline Rewards Program are available for an annual fee. There is no monthly fee, but a $1,000 minimum is required to open a Reserve CPA account.

Reserve Cash Performance Plus.[SM] The Reserve CPA "Plus"® (CPA+) offers all of the services included with the CPA account, plus a year-end summary statement and a free Visa Platinum Check Card (with ATM access). The Reserve Airline Rewards Program is available for an annual fee. There is a monthly fee of $5 and a $5,000 minimum is required to open a CPA+ account.

Reserve eChecking.• Reserve eChecking is another way you can make redemptions from your account through check writing privileges. Reserve eChecking is an online bill payment service, which provides the ability to pay bills and more with point-and-click convenience. You will be charged a fee, currently $4.95 per month, for unlimited transactions.

Individual Retirement Accounts. Investors may use a Fund as an investment for an Individual Retirement Account (IRA). For more information call 800-637-1700 between 8:30 a.m. and 6:00 p.m. Eastern Time on any business day or visit our Web site at www.TheR.com for an IRA Account Application.

shareholder services

Reserve eDelivery.[SM] The Funds now offer electronic delivery of this Prospectus and other shareholder communications by eDelivery. In order to receive this service, you must register your account and provide us with e-mail information. Please call 800-637-1700 between 8:30 a.m. and 6:00 p.m. Eastern Time on any business day for more information or enroll online at www.TheR.com/eDelivery. You must provide a verifiable e-mail address to enroll. Reserve eDelivery may not be available if you hold your Fund shares through a broker-dealer or other financial intermediary. Contact a representative of the financial intermediary for more information.

Shareholder Service Policies. The Funds' policies concerning the shareholder services are subject to change from time to time. The Funds reserve the right to increase its minimum initial investment amount and to change the minimum account size subject to a Low Balance Fee or involuntary redemption. The Funds further reserve the right to impose service charges for other special services provided to individual shareholders including, but not limited to, fees for returned checks, stop payment orders on checks, and special research services. These fees may be changed or discontinued at any time and may be reduced or waived under certain circumstances.

dividends & taxes

Dividends & Taxes

The following discussion is intended as general information only; it is not a complete analysis of the federal tax implications of an investment in a fund. Because each person's tax situation is unique, you should consult your own tax adviser(s) with regard to the federal, state and local tax consequences of the purchase, ownership, exchange and redemption of Fund shares. If you invest through a tax-deferred account, such as a retirement plan, you generally will not pay tax on dividends and distributions paid by a Fund until they are distributed from the account. These accounts are subject to complex tax rules, and you should consult your tax adviser. The applicable tax laws affecting a Fund and its shareholders are subject to change, including retroactive change.

The Funds declare dividend distributions daily and pay them monthly. The dividend distribution will include the net investment income and could at times include amounts of realized short-term capital gains, if any, on securities holdings and other Fund assets. Shareholders redeeming shares will receive all dividends declared through the date of redemption. The Funds anticipate that most of their dividends will consist of ordinary income, and that capital gains, if any, will be primarily short-term capital gains. Over the course of the year, substantially all of a Fund's net investment income and net short-term capital gains will be declared as dividends. Net realized long-term capital gains, if any, will be distributed by each Fund at least annually.

Distributions of any long-term capital gains earned by the Funds will be taxable to you as long-term capital gains, regardless of how long you have held your Fund shares.

All distributions are paid in the form of additional shares, unless you have requested that they be distributed to you in cash. This request may be made on your initial Account Application or by writing to the Funds. Distributions are taxable to you in the same manner whether you receive them in cash or reinvest them in additional Fund shares.

If you redeem Fund shares or exchange them for shares of another fund, you generally will be treated as having sold your shares and may recognize gain or loss on the transaction. Such gain or loss will generally be capital gain or loss, if any, which will be subject to the rules on long-term capital gains and losses to the extent you have held your shares for more than one year. Because each Fund seeks to maintain a stable $1.00 NAV, you are not likely to recognize a gain or loss on the redemption or exchange of shares.

Dividends of each Fund will generally be taxed as ordinary income, although a Fund may also distribute amounts taxable as capital gains.

After the end of each year, each Fund will provide you with information about the dividends and distributions you received. If you do not provide a Fund with your correct taxpayer identification number and any required certifications, you may be subject to back-up withholding on your dividends, distributions and redemption proceeds. It is each Fund's intention to distribute substantially all of its net investment income. At times a portion of a Fund's daily dividend distribution may come from net realized short-term capital gains or other Fund assets. If, for any distribution, a Fund's net investment income and net realized short-term capital gain are less than the amount of the distribution, the differences could result in a return of capital to investors for tax purposes. Net realized long-term capital gains, if any, will be distributed by each Fund at least annually.

The above discussion is applicable to shareholders who are U.S. persons. If you are a non-U.S. person, please consult your own tax adviser with respect to the tax consequences to you of an investment in a Fund.

financial highlights

Financial Highlights

The Financial Highlights tables below are intended to help you understand each Fund's financial performance for the periods indicated. Certain information reflects the financial results for a single Fund share. The total returns in the tables represent the rate an investor would have earned or lost on an investment in the respective Fund (assuming reinvestment of all dividends). The information for 2006 and 2007 has been audited by KPMG LLP, whose report, along with each Fund's financial statements, are included in the Funds' Annual Reports, which are available upon request by calling 800-637-1700. For all periods ending on or before May 31, 2005, the information provided was audited by another auditor.

Primary Fund

	Class R				
	Years Ended May 31,				
	2007	2006	2005	2004	2003
Net asset value at beginning of year ...	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0432	0.0309	0.0100	0.0011	0.0065
Dividends from net investment income	(0.0432)	(0.0309)	(0.0100)	(0.0011)	(0.0065)
Net asset value at end of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.42%	3.13%	1.01%	0.11%	0.65%
Ratios/Supplemental Data					
Net assets end of year (millions)	$9,455.2	$7,464.5	$5,987.1	$6,067.2	$6,231.8
Ratio of expenses to average net assets, before fee waivers	1.00%	1.00%	1.00%	1.00%	1.00%
Ratios of expenses to average net assets, net of fee waivers	1.00%	1.00%	1.00%	0.99%	(b)
Ratio of net investment income to average net assets	4.33%	3.13%	1.00%	0.10%	0.64%

Primary Fund (continued)

	Investor Class III***			
	Years Ended May 31,			August 12, 2003* to May 31,
	2007	2006	2005	2004
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0438	0.0314	0.0105	0.0009
Dividends from net investment income	(0.0438)	(0.0314)	(0.0105)	(0.0009)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.47%	3.19%	1.06%	0.09%
Ratios/Supplemental Data				
Net assets end of period (millions)	$ 11.4	$ 11.2	$ 13.1	$ 16.0
Ratio of expenses to average net assets, before fee waivers	0.95%	0.95%	0.95%	0.95%(a)
Ratios of expenses to average net assets, net of fee waivers	0.95%	0.95%	(b)	(b)
Ratio of net investment income to average net assets	4.37%	3.12%	1.00%	0.14%(a)

	Investor Class II***				
	Years Ended May 31,				
	2007	2006	2005	2004	2003
Net asset value at beginning of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0458	0.0334	0.0125	0.0035	0.0090
Dividends from net investment income	(0.0458)	(0.0334)	(0.0125)	(0.0035)	(0.0090)
Net asset value at end of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.68%	3.39%	1.27%	0.35%	0.90%
Ratios/Supplemental Data					
Net assets end of year (millions)	$ 88.7	$ 75.2	$ 55.7	$ 6.8	$ 14.1
Ratio of expenses to average net assets, before fee waivers	0.75%	0.75%	0.75%	0.75%	0.75%
Ratios of expenses to average net assets, net of fee waivers	0.75%	0.75%	(b)	(b)	(b)
Ratio of net investment income to average net assets	4.58%	3.36%	1.33%	0.37%	0.95%

Primary Fund (continued)

	Investor Class I***			
	Years Ended May 31,			August 12, 2003* to May 31,
	2007	2006	2005	2004
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0463	0.0339	0.0130	0.0029
Dividends from net investment income	(0.0463)	(0.0339)	(0.0130)	(0.0029)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.73%	3.45%	1.32%	0.29%
Ratios/Supplemental Data				
Net assets end of period (millions)	$ 28.4	$ 31.6	$ 19.4	$ 26.6
Ratio of expenses to average net assets, before fee waivers	0.70%	0.70%	0.70%	0.70%(a)
Ratios of expenses to average net assets, net of fee waivers	0.70%	0.70%	(b)	(b)
Ratio of net investment income to average net assets	4.62%	3.51%	1.26%	0.39%(a)

	Class Treasurer's Trust				
	Years Ended May 31,				
	2007	2006	2005	2004	2003
Net asset value at beginning of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0473	0.0349	0.0140	0.0050	0.0105
Dividends from net investment income	(0.0473)	(0.0349)	(0.0140)	(0.0050)	(0.0105)
Net asset value at end of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.84%	3.55%	1.42%	0.50%	1.06%
Ratios/Supplemental Data					
Net assets end of year (millions)	$1,238.1	$1,004.8	$ 609.7	$ 443.7	$ 497.4
Ratio of expenses to average net assets, before fee waivers	0.60%	0.60%	0.60%	0.60%	0.60%
Ratios of expenses to average net assets, net of fee waivers	0.60%	0.60%	(b)	(b)	(b)
Ratio of net investment income to average net assets	4.73%	3.57%	1.49%	0.50%	1.04%

Primary Fund (continued)

	Liquidity Class V***				
	Years Ended May 31,				
	2007	2006	2005	2004	2003
Net asset value at beginning of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0488	0.0364	0.0155	0.0065	0.0120
Dividends from net investment income	(0.0488)	(0.0364)	(0.0155)	(0.0065)	(0.0120)
Net asset value at end of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	5.00%	3.70%	1.57%	0.65%	1.21%
Ratios/Supplemental Data					
Net assets end of year (millions)	$ 112.0	$ 56.8	$ 17.6	$ 16.0	$ 13.5
Ratio of expenses to average net assets, before fee waivers	0.45%	0.45%	0.45%	0.45%	0.45%
Ratios of expenses to average net assets, net of fee waivers	0.45%	0.45%	(b)	(b)	(b)
Ratio of net investment income to average net assets	4.88%	3.88%	1.58%	0.65%	1.23%

	Liquidity Class IV***				
	Years Ended May 31,				July 1, 2002* to May 31,
	2007	2006	2005	2004	2003
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0498	0.0374	0.0165	0.0050	0.0075
Dividends from net investment income	(0.0498)	(0.0374)	(0.0165)	(0.0050)	(0.0075)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	5.10%	3.81%	1.68%	0.51%	0.76%
Ratios/Supplemental Data					
Net assets end of period (millions)	$ 6.6	$ 9.1	$ 3.7	$ 5.1	$ 0.0^
Ratio of expenses to average net assets, before fee waivers	0.35%	0.35%	0.35%	0.35%(a)+	0.35%(a)+
Ratios of expenses to average net assets, net of fee waivers	0.35%	0.35%	(b)	(b)	(b)
Ratio of net investment income to average net assets	4.97%	3.88%	1.49%	0.74%(a)+	1.45%(a)+

Primary Fund (continued)

	Liquidity Class III***				
	Years Ended May 31,				
	2007	2006	2005	2004	2003
Net asset value at beginning of year ...	$1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0508	0.0384	0.0175	0.0085	0.0140
Dividends from net investment income	0.0508	(0.0384)	(0.0175)	(0.0085)	(0.0140)
Net asset value at end of year	$1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	5.21%	3.91%	1.78%	0.86%	1.42%
Ratios/Supplemental Data					
Net assets end of year (millions)	$ 589.9	$ 542.5	$ 552.3	$1,348.4	$1,524.7
Ratio of expenses to average net assets, before fee waivers	0.25%	0.25%	0.25%	0.25%	0.25%
Ratios of expenses to average net assets, net of fee waivers	0.25%	0.25%	(b)	(b)	(b)
Ratio of net investment income to average net assets	5.07%	3.84%	1.65%	0.84%	1.41%

	Liquidity Class II***			
	Years Ended May 31,			February 17, 2004* to May 31,
	2007	2006	2005	2004
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0513	0.0389	0.0180	0.0025
Dividends from net investment income	(0.0513)	(0.0389)	(0.0180)	(0.0025)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	5.26%	3.96%	1.83%	0.26%
Ratios/Supplemental Data				
Net assets end of period (millions)	$ 303.1	$ 233.5	$ 266.5	$ 0.0^
Ratio of expenses to average net assets, before fee waivers	0.20%	0.20%	0.20%	0.20%(a)
Ratios of expenses to average net assets, net of fee waivers	0.20%	0.20%	(b)	(b)
Ratio of net investment income to average net assets	5.12%	3.93%	1.86%	0.89%(a)

Primary Fund (continued)

	Liquidity Class I***				
	Years Ended May 31,				
	2007	2006	2005	2004	2003
Net asset value at beginning of year ...	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0519	0.0394	0.0185	0.0095	0.0150
Dividends from net investment income	(0.0519)	(0.0394)	(0.0185)	(0.0095)	(0.0150)
Net asset value at end of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	5.31%	4.02%	1.88%	0.96%	1.52%
Ratios/Supplemental Data					
Net assets end of year (millions)	$ 717.7	$ 173.5	$ 61.9	$ 136.7	$ 692.0
Ratio of expenses to average net assets, before fee waivers	0.15%	0.15%	0.15%	0.15%	0.15%
Ratios of expenses to average net assets, net of fee waivers	0.13%	0.15%	(b)	(b)	(b)
Ratio of net investment income to average net assets	5.21%	4.07%	1.57%	0.95%	1.30%

	Class Institutional**			
	Year Ended May 31,			June 25, 2003* to May 31,
	2007	2006	2005	2004
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0523	0.0397	0.0188	0.0090
Dividends from net investment income	(0.0523)	(0.0397)	(0.0188)	(0.0090)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	5.37%	4.05%	1.92%	0.91%
Ratios/Supplemental Data				
Net assets end of period (millions)	$15,316.6	$ 370.8	$ 190.1	$ 328.1
Ratio of expenses to average net assets, before fee waivers	0.12%	0.12%	0.12%	0.12%(a)
Ratios of expenses to average net assets, net of fee waivers	0.09%	0.12%	(b)	(b)
Ratio of net investment income to average net assets	5.26%	4.06%	1.81%	0.97%(a)

Primary Fund (continued)

	Class 8** (Unaudited)				
	Period from June 1, 2006 to August 31,	Years Ended May 31,			
	2006	2006	2005	2004	2003
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0130	0.0401	0.0193	0.0102	0.0157
Dividends from net investment income	(0.0130)	(0.0401)	(0.0193)	(0.0102)	(0.0157)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	1.31%	4.09%	1.97%	1.03%	1.59%
Ratios/Supplemental Data					
Net assets end of period (millions)	$ —	$10,184.3	$4,427.1	$11,262.8	$5,304.3
Ratio of expenses to average net assets, before fee waivers	0.08%(a)	0.08%	0.08%	0.08%	0.08%
Ratio of expenses to average net assets, net of fee waivers	0.08%(a)	0.08%	0.07%	0.08%	0.08%
Ratio of net investment income to average net assets	5.18%(a)	4.08%	1.72%	1.02%	1.45%

U.S. Government Fund

	Class R				
	Years Ended May 31,				
	2007	2006	2005	2004	2003
Net asset value at beginning of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0428	0.0307	0.0102	0.0010	0.0050
Dividends from net investment income	(0.0428)	(0.0307)	(0.0102)	(0.0010)	(0.0050)
Net asset value at end of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.37%	3.12%	1.03%	0.10%	0.50%
Ratios/Supplemental Data					
Net assets end of year (millions)	$4,481.3	$1,996.1	$ 940.0	$ 853.5	$ 846.7
Ratio of expenses to average net assets, before fee waivers	1.00%	1.00%	1.00%	1.00%	1.00%
Ratio of expenses to average net assets, net of fee waivers	1.00%	1.00%	1.00%	0.98%	(b)
Ratio of net investment income to average net assets	4.28%	3.21%	1.04%	0.10%	0.50%

U.S. Government Fund (continued)

	Class Treasurer's Trust				
	Years Ended May 31,				
	2007	2006	2005	2004	2003
Net asset value at beginning of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0468	0.0347	0.0142	0.0049	0.0090
Dividends from net investment income	(0.0468)	(0.0347)	(0.0142)	(0.0049)	(0.0090)
Net asset value at end of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.79%	3.53%	1.44%	0.49%	0.91%
Ratios/Supplemental Data					
Net assets end of year (millions)	$ 179.2	$ 100.3	$ 81.2	$ 19.3	$ 6.5
Ratio of expenses to average net assets, before fee waivers	0.60%	0.60%	0.60%	0.60%	0.60%
Ratio of expenses to average net assets, net of fee waivers	0.60%	0.60%	(b)	(b)	(b)
Ratio of net investment income to average net assets	4.68%	3.52%	1.64%	0.48%	0.83%

	Liquidity Class V***				
	Years Ended May 31,				
	2007	2006	2005	2004	2003
Net asset value at beginning of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0483	0.0362	0.0157	0.0064	0.0105
Dividends from net investment income	(0.0483)	(0.0362)	(0.0157)	(0.0064)	(0.0105)
Net asset value at end of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.94%	3.69%	1.59%	0.64%	1.06%
Ratios/Supplemental Data					
Net assets end of year (millions)	$ 31.4	$ 16.3	$ 9.2	$ 0.0^	$ 5.8
Ratio of expenses to average net assets, before fee waivers	0.45%	0.45%	0.45%	0.44%	0.45%
Ratios of expenses to average net assets, net of fee waivers	0.45%	0.45%	(b)	(b)	(b)
Ratios of net investment income to average net assets	4.83%	3.80%	2.36%	0.66%	0.86%

U.S. Government Fund (continued)

	Liquidity Class III***				
	Years Ended May 31,				
	2007	2006	2005	2004	2003
Net asset value at beginning of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0503	0.0382	0.0177	0.0084	0.0125
Dividends from net investment income	(0.0503)	(0.0382)	(0.0177)	(0.0084)	(0.0125)
Net asset value at end of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	5.15%	3.89%	1.80%	0.84%	1.27%
Ratios/Supplemental Data					
Net assets end of year (millions)	$ 24.4	$ 23.4	$ 4.6	$ 66.0	$ 50.1
Ratio of expenses to average net assets, before fee waivers	0.25%	0.25%	0.25%	0.25%	0.25%
Ratio of expenses to average net assets net of fee waivers	0.25%	0.25%	(b)	(b)	(b)
Ratio of net investment income to average net assets	5.03%	3.96%	1.44%	0.83%	1.28%

	Liquidity Class I***				
	Years Ended May 31,				November 18, 2002* to May 31,
	2007	2006	2005	2004	2003
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0514	0.0392	0.0187	0.0094	0.0061
Dividends from net investment income	(0.0514)	(0.0392)	(0.0187)	(0.0094)	(0.0061)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	5.27%	4.00%	1.90%	0.94%	0.61%
Ratios/Supplemental Data					
Net assets end of period (millions)	$ 81.0	$ 0.1	$ 0.1	$ 0.1	$ 0.1
Ratio of expenses to average net assets, before fee waivers	0.15%	0.15%	0.15%	0.15%	0.15%(a)
Ratio of expenses to average net assets net of fee waivers	0.14%	0.15%	(b)	(b)	(b)
Ratio of net investment income to average net assets	5.18%	4.19%	1.87%	0.93%	1.17%(a)

U.S. Government Fund (continued)

	Class Institutional**			
	Year Ended May 31,			February 24, 2004* to May 31,
	2007	2006	2005	2004
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0517	0.0395	0.0190	0.0025
Dividends from net investment income	(0.0517)	(0.0395)	(0.0190)	(0.0025)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	5.30%	4.03%	1.94%	0.25%
Ratios/Supplemental Data				
Net assets end of period (millions)	$1,158.4	$ 128.5	$ 45.2	$ 1.0
Ratio of expenses to average net assets, before fee waivers	0.12%	0.12%	0.12%	0.13%(a)
Ratio of expenses to average net assets, net of fee waivers	0.11%	0.12%	(b)	(b)
Ratio of net investment income to average net assets	5.18%	3.96%	2.12%	0.96%(a)

	Class 8** (Unaudited)				
	Period From June 1, 2006 to August 31,	Years Ended May 31,			June 7, 2002* to May 31,
	2006	2006	2005	2004	2003
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0129	0.0399	0.0194	0.0101	0.0142
Dividends from net investment income	(0.0129)	(0.0399)	(0.0194)	(0.0101)	(0.0142)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	1.30%	4.07%	1.98%	1.01%	1.44%
Ratios/Supplemental Data					
Net assets end of period (millions)	$ 0.0	$1,762.5	$ 439.1	$ 283.5	$ 49.1
Ratio of expenses to average net assets, before fee waivers	0.08%(a)	0.08%	0.08%	0.08%	0.08%(a)
Ratios of expenses to average net assets, net of fee waivers	0.08%(a)	0.07%	(b)	(b)	(b)
Ratios of net investment income to average net assets	5.13%(a)	4.27%	1.98%	1.00%	1.20%(a)

U.S. Treasury Fund

	Class R				
	Years Ended May 31,				
	2007	2006	2005	2004	2003
Net asset value at beginning of year ..	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0395	0.0273	0.0083	0.0009	0.0047
Dividends from net investment income	(0.0395)	(0.0273)	(0.0083)	(0.0009)	(0.0047)
Net asset value at end of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.03%	2.77%	0.83%	0.09%	0.47%
Ratios/Supplemental Data					
Net assets end of year (millions)	$ 503.0	$ 429.4	$ 313.9	$ 377.5	$ 356.2
Ratio of expenses to average net assets, before fee waivers	1.00%	1.00%	1.00%	1.00%	1.00%
Ratios of expenses to average net assets net of fee waivers	1.00%	0.99%	0.99%	0.89%	1.00%
Ratio of net investment income to average net assets	3.95%	2.77%	0.80%	0.09%	0.47%

	Class Treasurer's Trust				
	Years Ended May 31,				
	2007	2006	2005	2004	2003
Net asset value at beginning of year ..	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0435	0.0313	0.0121	0.0039	0.0086
Dividends from net investment income	(0.0435)	(0.0313)	(0.0121)	(0.0039)	(0.0086)
Net asset value at end of year	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.44%	3.18%	1.23%	0.39%	0.87%
Ratios/Supplemental Data					
Net assets end of year (millions)	$ 38.4	$ 69.3	$ 94.0	$ 251.4	$ 281.9
Ratio of expenses to average net assets, before fee waivers	0.60%	0.60%	0.60%	0.60%	0.60%
Ratios of expenses to average net assets net of fee waivers	0.60%	0.59%	(b)	(b)	(b)
Ratio of net investment income to average net assets	4.34%	3.09%	1.17%	0.39%	0.85%

U.S. Treasury Fund (continued)

	Investor Class II***		
	Year Ended May 31,		August 16, 2004* to May 31,
	2007	2006	2005
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0420	0.0298	0.0100
Dividends from net investment income	(0.0420)	(0.0298)	(0.0100)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.29%	3.03%	1.01%
Ratios/Supplemental Data			
Net assets end of period (millions)	$ 8.1	$ 13.2	$ 1.4
Ratio of expenses to average net assets, before fee waivers	0.75%	0.75%	0.76%(a)
Ratios of expenses to average net assets net of fee waivers	0.75%	0.75%	(b)
Ratio of net investment income to average net assets	4.20%	3.31%	1.39%(a)

	Liquidity Class V***			
	Year Ended May 31,			August 7, 2003* to May 31,
	2007	2006	2005	2004
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0450	0.0328	0.0137	0.0043
Dividends from net investment income	(0.0450)	(0.0328)	(0.0137)	(0.0043)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.60%	3.34%	1.38%	0.43%
Ratios/Supplemental Data				
Net assets end of period (millions)	$ 29.5	$ 3.5	$ 0.0^	$ 0.0^
Ratio of expenses to average net assets, before fee waivers	0.45%	0.45%	0.45%	0.43%(a)
Ratios of expenses to average net assets net of fee waivers	0.45%	0.45%	(b)	(b)
Ratio of net investment income to average net assets	4.55%	3.48%	1.38%	0.54%(a)

	Liquidity Class I***
	Period From December 27, 2006* to May 31, 2007
Net asset value at beginning of period	$ 1.0000
Net investment income	0.0207
Dividends from net investment income	(0.0207)
Net asset value at end of period	$ 1.0000
Total Return	2.09%
Ratios/Supplemental Data	
Net assets end of period (millions)	$ 0.0^
Ratio of expenses to average net assets, before fee waivers	0.15%(a)
Ratios of expenses to average net assets net of fee waivers	0.15%(a)
Ratio of net investment income to average net assets	4.84%

	Liquidity Class III***			
	Year Ended May 31,			August 7, 2003* to May 31,
	2007	2006	2005	2004
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0469	0.0348	0.0156	0.0058
Dividends from net investment income	(0.0469)	(0.0348)	(0.0156)	(0.0058)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.80%	3.54%	1.59%	0.58%
Ratios/Supplemental Data				
Net assets end of period (millions)	$ 0.0^	$ 13.1	$ 0.0^	$ 0.0^
Ratio of expenses to average net assets, before fee waivers	0.25%	0.25%	0.25%	0.26%(a)
Ratios of expenses to average net assets net of fee waivers	0.25%	0.25%	(b)	(b)
Ratio of net investment income to average net assets	4.50%	4.24%	1.66%	0.71%(a)

	Class Institutional**			
	Year Ended May 31,			February 24, 2004* to May 31,
	2007	2006	2005	2004
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0483	0.0361	0.0170	0.0022
Dividends from net investment income	(0.0483)	(0.0361)	(0.0170)	(0.0022)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	4.95%	3.68%	1.72%	0.22%
Ratios/Supplemental Data				
Net assets end of period (millions)	$ 10.2	$ 0.1	$ 0.0^	$ 0.0^
Ratio of expenses to average net assets, before fee waivers	0.12%	0.12%	0.12%	0.12%(a)
Ratios of expenses to average net assets net of fee waivers	0.11%	0.11%	(b)	(b)
Ratio of net investment income to average net assets	4.86%	6.46%	1.78%	0.83%(a)

	Class 8** (Unaudited)				
	Period From June 1, 2006 to August 31,	Years Ended May 31,			June 7, 2002* to May 31,
	2006	2006	2005	2004	2003
Net asset value at beginning of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Net investment income	0.0120	0.0366	0.0173	0.0091	0.0143
Dividends from net investment income	(0.0120)	(0.0366)	(0.0173)	(0.0091)	(0.0143)
Net asset value at end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total Return	1.20%	3.73%	1.77%	0.91%	1.44%
Ratios/Supplemental Data					
Net assets end of period (millions)	$ 0.0	$ 23.1	$ 45.3	$ 45.9	$ 10.4
Ratio of expenses to average net assets, before fee waivers	0.08%(a)	0.08%	0.08%	0.08%	0.08%(a)
Ratios of expenses to average net assets net of fee waivers	0.08%(a)	0.07%	(b)	(b)	(b)
Ratio of net investment income to average net assets	4.77%(a)	3.58%	1.69%	0.90%	1.12%(a)

Reserve Liquid Performance Money Market Fund

	Liquidity Class I***	
	Year Ended May 31, 2007	Period from January 11, 2006* to May 31, 2006
Net asset value at beginning of period	$ 1.0000	$ 1.0000
Net investment income	0.0525	0.0180
Dividends from net investment income	(0.0525)	(0.0180)
Net asset value at end of period	$ 1.0000	$ 1.0000
Total Return	5.39%	1.82%(c)
Ratios/Supplemental Data		
Net assets end of period (millions)	$ 39.0	$ 0.1
Ratio of expenses to average net assets, before fee waivers	0.15%	0.15%(a)
Ratio of expenses to average net assets, net of fee waivers	0.01%	0.00%(a)
Ratio of net investment income to average net assets	5.32%	4.57%(a)

	Class Treasurer's Trust
	Period from December 7, 2006* to May 31, 2007
Net asset value at beginning of period	$ 1.0000
Net investment income	0.0256
Dividends from net investment income	(0.0256)
Net asset value at end of period	$ 1.0000
Total Return	2.59%(c)
Ratios/Supplemental Data	
Net assets end of period (millions)	$ 5.1
Ratio of expenses to average net assets, before fee waivers	0.60%(a)
Ratio of expenses to average net assets, net of fee waivers	0.01%(a)
Ratio of net investment income to average net assets	5.34%(a)

* Inception of Class operations.

** Effective September 1, 2006, Class 12 was renamed Class Institutional, and Class 8 was no longer offered.

*** Effective September 28, 2007, Classes 15, 20, 25, 35 and 45 were renamed Liquidity Class I, Liquidity Class II, Liquidity Class III, Liquidity Class IV and Liquidity Class V, respectively, and Classes 70, 75 and 95 were renamed Investor Class I, Investor Class II and Investor Class III, respectively.

\+ The share class did not have assets as shown outstanding during the entire period indicated. Therefore, ratios were annualized based on the period that the class held assets and therefore was allocated income and expenses.

^ Amount is less than $50,000.

(a) Annualized.

(b) As there were no fee waivers during the period, this is not applicable.

(c) Not Annualized.

(This page has been left blank intentionally.)

PROTECTING YOUR PRIVACY AT THE RESERVE*

Protecting Customer Information: Keeping your personal information secure is important to us at The Reserve. This Privacy Policy explains how we protect your privacy, when we collect and use information about you in order to administer your account, and the measures we take to safeguard that information.

ALL PERSONAL INFORMATION PROVIDED BY OUR CUSTOMERS IS USED EXCLUSIVELY TO ADMINISTER OUR BUSINESS AND RELATED SERVICES IN A MANNER CONSISTENT WITH ALL APPLICABLE LAWS AND REGULATIONS. IT IS KEPT CONFIDENTIAL AND NOT SOLD TO THIRD PARTIES FOR USE IN MARKETING OR SOLICITATION. WE MAINTAIN YOUR PERSONAL INFORMATION ACCORDING TO STRICT STANDARDS OF SECURITY AND CONFIDENTIALITY.

The Reserve requires that employees with access to confidential information not use or disclose the information except for our internal business use. Only employees who need this information to service your accounts have access to this information. Such employees are trained to safeguard your personal information.

Who Is Covered by Our Privacy Policy: This Privacy Policy applies to all current and former customers of The Reserve. Customers who receive information from The Reserve through the Internet are covered by The Reserve's Internet Security Statement, which is posted on our Web site at www.TheR.com. The site also contains links to unaffiliated Web sites. The Reserve is not responsible for the privacy practices or the content of such other Web sites.

Customers receive our Privacy Policy when they open a new account and annually thereafter. Our current policy is available online at www.TheR.com. You will be notified of any major change to the Privacy Policy.

Types of Information We Collect From Our Customers:

- Information from applications, incoming phone calls, online registrations or other forms (such as your name, address, e-mail address, social security number and income).
- Information about your Reserve account, account transactions (e.g., account number, spending and payment history, use of online products and services) and other transactions with The Reserve and others.
- Information about your creditworthiness, credit history, and information about you obtained from consumer reporting agencies or other companies we work with, and information obtained in connection with our efforts to protect against fraudulent or unauthorized use of your account(s).

- If you visit our Web site, we use software to collect anonymous data including browser types, pages visited, date of visit and time spent on our site. With or without cookies, our Web site keeps track of usage data, such as the source address of a page request, your IP address or domain name, the date and time of the page request, the referring Web site (if any) and other parameters in the URL. We use this data to better understand Web site usage and to improve our Web site. The information is stored in log files and is used for aggregated and statistical reporting. This log information is not linked to personally identifiable information gathered elsewhere on the site. Please refer to our Internet Security Statement found on our Web site at www.TheR.com for more information.

- If you utilize The Reserve's online services, we retain your user ID and password and information about your use of our Web site so that we can recognize you as a registered user of a Reserve online service and personalize your online session.

Use of Information: When we collect personal information from you, we will reference this policy or otherwise explain to you how we intend to use the information. We use personal information in ways compatible with the purposes for which we originally requested it. We limit the collection and use of personal information to what is necessary to administer our business. The Reserve shares personal information about you to give you superior customer service, provide convenient access to our services and make a wider range of products available to you. We share this information in the following ways:

- Legal and Routine Business Reasons. The Reserve may disclose personal information as required by law. We do reserve the right to disclose personal information in limited circumstances where we believe in good faith that disclosure is required under law, to cooperate with regulators or law enforcement authorities, to process and service your account(s), to protect against fraud, to protect the security of our records, to protect our rights or property, or upon your written request. Personal information may be shared with third-party service providers for the sole purpose of performing services for The Reserve. Companies we hire to provide support services must conform to our privacy standards. They are required to keep this information confidential and not use it for any other purpose than to carry out the services they are performing for The Reserve, such as printing statements, checks, etc.

- Marketing Purposes. We may also share information we have about you, as described above, with third parties hired by The Reserve to market The Reserve products and services exclusively, except for information about customers in our Cash Sweep program.

- Sharing Information within The Reserve. The Reserve and its affiliated companies offer a selection of financial products and services. We may share information we have about you, as described above, among these entities. Some of the benefits to you include improved customer service and responsiveness and detection of unusual behavior to help prevent unauthorized transactions or fraud.

Questions: If you have any questions, please call our Institutional Sales Department between the hours of 8:00a.m. and 5:00p.m. Eastern Time or send a letter to The Reserve, Attn: Administrative Department, 1250 Broadway, New York, NY 10001-3701.

We constantly evaluate our procedures to protect personal information and make every effort to keep your personal information accurate and current. If you identify any error in your personal information or need to change that information, please contact us and we will update our records. If you have any questions, please contact us by e-mail at customerservice@TheR.com or call us at 800-637-1700 and press "0".

Options Relating to Disclosure of Personal Information: We will not contact you regarding additional Reserve products or services, and we will not provide personal information to any third parties for this purpose, if you instruct us not to do so. To give us such instructions, please e-mail us at customerservice@TheR.com or call us at 800-637-1700 and press "0". If you choose this option, we will continue to contact you from time to time to notify you of changes or updates to your account, to our services or to our Web site.

Ways you can protect your privacy:

Here are some measures to take to help prevent theft of your identity:

- Do not share your account information, including personal or secret codes or passwords, with others.
- Never provide confidential information to unknown callers.
- Protect your account records including all statements and receipts.
- Use a secure browser when doing business on the Internet, and exit online applications when finished.

If you believe you may be a victim of identity theft, you should:

- Contact The Reserve customer service immediately.
- Report the theft to each of these credit reporting agencies: Experian - 888-397-3742; Equifax - 800-525-6285 and TransUnion - 800-680-7289.
- File a police report in your local jurisdiction; retain the report number and name of the officer with whom you filed the report.
- Contact the Federal Trade Commission's Identity Theft Hotline at 877-IDTHEFT to file a complaint or go to www.consumer.gov/idtheft.

* All references in this notice to "The Reserve" or "Reserve" include the Reserve family of funds, Reserve Management Corporation, Reserve Management Company, Inc., or Resrv Partners, Inc., member FINRA.

This Prospectus contains the information about each Fund which a prospective investor should know before investing.

The Statement of Additional Information ("SAI") contains additional and more detailed information about the Funds, and is incorporated by reference into this Prospectus. Each Fund's Annual and Semi-Annual Reports list the Fund's holdings, describe Fund performance, and include other information about the Fund's investments. You may obtain these documents without charge, make inquiries or request other information about the Funds by calling The Reserve toll free at 800-637-1700. You may also download these documents and the SAI from the Funds' Web site at www.TheR.com, or by writing to The Reserve, 1250 Broadway, New York, NY 10001-3701.

Information about each Fund (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. For information on the operation of the public reference room, call 1-202-551-8090. Reports and other information about the Funds are also available on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplicating fee, at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102.

Investors are advised to read and retain this Prospectus for future reference.

The Reserve
A Tradition of Financial Innovation™
1250 Broadway, New York, NY 10001-3701
212-401-5500

General Information and 24-Hour Yield and Balance Information
800-637-1700 • www.TheR.com

Distributor – Resrv Partners, Inc.
RF/PGT 09/07

Investment Company File Number: 811-2033
©The Reserve Fund

EXHIBIT B

September 15, 2008

The Reserve
A Tradition of Financial Innovation℠

The Reserve *Insights*

Views from your cash management experts.

Statement regarding recent events with Lehman Brothers and Merrill Lynch

In response to the historic events on Wall Street this past weekend, The Reserve is reaching out to its clients and partners to proactively communicate our position on current events, their impact, if any, on our portfolios and what our next steps will be over the coming weeks. We want to reaffirm The Reserve's commitment to carefully monitoring the situation and to providing information regarding the investment strategies of our fund offerings.

As the world's most experienced money fund manager℠, we view our role as your resource, partner and investment manager. We hope the information below is of value and please do not hesitate to contact your sales consultant or call 800-637-1700 with any additional questions, comments and requests for information.

Lehman Brothers and Merrill Lynch — What has happened?

Lehman Brothers Holdings Inc. has filed a Chapter 11 bankruptcy petition. No other Lehman Brothers' U.S. subsidiaries or affiliates, including the broker-dealer and investment management subsidiaries, are included in the filing. Additionally, Bank of America Corp., the nation's largest U.S. consumer bank, agreed to acquire Merrill Lynch and Company for approximately $50 billion in stock.

How does this affect The Reserve's Primary Fund

The Reserve is committed to a $1.00 NAV for its Primary Fund.

Reserve Management Company, Inc., (RMCI) intends to enter into support agreements with the Primary Fund to support the value of Lehman credit held in the Fund. RMCI is the investment adviser to the Fund and has provided investment advice to investment companies within The Reserve family of funds since November 15, 1971. We have discussed with the SEC that our intent is to mitigate any decline in value of the Lehman debt so that it will not result in a decrease to the NAV of the Fund.

We are submitting appropriate documentation to the SEC today, September 15, 2008.

The Reserve's exposure to Lehman debt in the Primary Fund is less then 1.2%. The Fund has approximately 1.1% exposure to Merrill Lynch.

What happens to the Lehman and Merrill positions, and why don't they have material impact on the portfolios?

The majority of the Lehman Brothers' senior debt will be coming due over the next several weeks. Based on the current valuations of these holdings, we believe that the holdings will mature at par value. Due to the small exposure as well as par value at maturity, the NAV is not negatively impacted. Furthermore, our support agreements ensure the integrity of a $1.00 NAV.

Additionally, it is our view that the existing Merrill Lynch paper represents minimal credit risk, remains fundamentally strong, and is further backed by Bank of America. We are confident that there will be no shareholder impact as the portfolios are structured to ensure principal protection and provide daily liquidity.

(over)

SEE REVERSE SIDE FOR IMPORTANT DISCLOSURE

The Reserve's Commitment

Although these are indeed historic and volatile times, we believe knowing and understanding the facts are always in everyone's best interests. We remain confident in the underlying credit strength and quality of the securities in all of our money market funds, which are prudently managed within the requirements of Rule 2a-7.

Based on this view, we continue to remain focused on the basic tenets of the money fund: safety of principal protection, liquidity and a reasonable rate of return. This is the same conservative approach The Reserve has utilized in successfully managing cash since our creation of the money market mutual fund nearly four decades ago.

About The Reserve

Founded in 1970, The Reserve is the world's most experienced money fund managerSM and global cash and liquidity specialist serving the brokerage, banking and institutional marketplace. In addition to launching the world's first money market fund, The Reserve has developed a full suite of innovative cash management solutions, including the industry's first FDIC-insured money market sweep program, diverse money market fund offerings, unique bank cash sweep services and cutting-edge cash plus products. Today, The Reserve manages more than $100 billion for individuals, banks and institutional clients.

We thank you for the opportunity and privilege to serve your cash management and liquidity needs. ■

For further questions, please contact your sales consultant at The Reserve or our Client Service Team at 800-637-1700.

To learn more about how these insights may impact your cash management strategy, or to obtain more information about The Reserve's cash management products, services and solutions, please contact your regional consultant, or the appropriate contact listed below:

INSTITUTIONAL	BROKERAGE	BANK
■ BRANDON SEMILOF 212-401-5731 800-637-1700 ext. 5731 bsemilof@TheR.com	■ DANIEL CULLEN 212-401-5620 800-637-1700, ext. 5620 dcullen@TheR.com	■ STEVE GENEREAU 212-401-5759 800-637-1700, ext. 5759 sgenereau@TheR.com

Having created the money fund in 1971, there is no other company in the world that has managed money market funds longer than The Reserve, the largest investment manager dedicated solely to cash and liquidity management.

An investment in the funds is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds. Money market yields may vary.

You should carefully consider the investment objectives, risks and charges and expenses of a fund before investing. A fund's prospectus, which contains this and other information, may be obtained by calling 800-637-1700 and pressing "0," or writing The Reserve, 1250 Broadway, New York, New York 10001-3701, or visiting www.TheR.com. You should read the prospectus carefully before you invest.

"The Reserve", its related logo, and "The World's Most Experienced Money Fund Manager" are service marks or registered service marks of Reserve Management Corporation in the United States and other countries.

The Reserve

A Tradition of Financial Innovation℠

Resrv Partners, Inc. Distributor. Member FINRA. 09/08

EXHIBIT C

The Reserve

IMMEDIATE RELEASE

September 16, 2008

The Board of Trustees of The Reserve Fund, after reviewing the unprecedented market events of the past several days and their impact on The Primary Fund, a series of The Reserve Fund and taking into account recommendations made by Reserve Management Company, Inc., the investment manager of The Primary Fund, approved the following actions with respect to The Primary Fund only:

The value of the debt securities issued by Lehman Brothers Holdings, Inc. (face value $785 million) and held by the Primary Fund has been valued at zero effective as of 4:00PM New York time today. As a result, the NAV of the Primary Fund, effective as of 4:00PM, is $0.97 per share. All redemption requests received prior to 3:00PM today will be redeemed at a net asset value of $1.00 per share.

Effective today and until further notice, the proceeds of redemptions from The Primary Fund will not be transmitted to the redeeming investor for a period of up to seven calendar days after the redemption. The seven-day redemption delay will not apply to debit card transactions, ACH transactions or checks written against the assets of the Primary Fund provided that any such transaction from an investor, individually or in the aggregate, does not exceed $10,000.

The Primary Fund will continue to accept purchase orders.

Effective tomorrow, September 17, 2008, the NAV for the Primary Fund will be calculated once a day at 5:00PM, New York time.

###

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

08 CV 8292

STUART M. KURTZER, PA PROFIT SHARING PLAN and LEAH DEGNAN 1988 TRUST, Plaintiffs,	08 Civ.
- against -	CLASS ACTION COMPLAINT
THE RESERVE FUND, RESERVE MANAGEMENT COMPANY, INC., THE PRIMARY FUND, SANTA ALBICOCCO, RONALD J. ARTINIAN, BRUCE R. BENT, WILLIAM E. VIKLUND, JOSEPH D. DONNELLY, EDWIN EHLERT, JR., WILLIAM J. MONTGORIS, FRANK J. STALZER, AND STEPHEN P. ZIENIEWICZ, Defendants.	JURY TRIAL DEMANDED

FILED
U.S. DISTRICT COURT
2008 SEP 26 PM 1:54
S.D. OF N.Y.

Stuart M. Kurtzer, PA Profit Sharing Plan and Leah Degnan 1988 Trust ("Plaintiffs') for their class action complaint allege the following based upon their personal knowledge as to themselves and their own acts and as to all other matters upon information and belief, based upon the investigation made by their attorneys.

NATURE OF THE ACTION

1. This class action arises from the inappropriate treatment of those, such as Plaintiffs, who did not seek to redeem all or a portion of their investments in money market funds with the Reserve Primary Fund (the "Fund" or "Primary Fund") before 3 p.m. on Tuesday, September 16, 2008. As a result, they, and they alone have received or will receive an unprecedented payment of less than $1.00 per share of the Fund held. This is inappropriate as set forth herein. In brief, there is no rational reason why either those holders of Fund shares that redeemed them on Monday, September 15 or those who placed their redemption orders before 3 p.m. on Tuesday,

September 16 should receive a per-share amount higher than those who did not. But they did, or will.

2. In addition, it has been alleged in an individual suit filed in the District of Minnesota, *Ameriprise Financial Services, Inc. et anon. v. The Reserve Fund et al.*, No. 08 Cv 5219, that "certain Institutional investors" were told before 3 p.m. on September 16 to redeem their shares before then because the Fund would likely "bust-the-buck" for redemptions after that time. Plaintiff received no such head's up.

3. This inequitable and unlawful treatment if not enjoined by this Court-will result in a severe and fundamentally unfair dilution in the value of the Class' shares and will cause significant and irreparable harm to Plaintiffs and members of the Class.

4. The Reserve Primary Fund (the "Fund" or "Primary Fund") is a money market fund that purports to be a conservative investment vehicle with a primary objective of maintaining a Net Asset Value ("NAV") equal to or greater than $1.00 per share.

5. As described below, in the wake of the announcement that Lehman Brothers Holdings, Inc. ("Lehman") would be filing for bankruptcy, Defendants allowed certain of the Fund's shareholders to redeem tens of billions of their shares at full value, while other shareholders were forced to accept less. This inequitable treatment not only violated the plain contractual terms of the Prospectus, it also violated the fiduciary duties that Defendants owe all of the Fund's shareholders.

6. On September 14, 2008, Lehman announced that it was filing for bankruptcy protection. The Primary Fund held Lehman debt securities valued at nearly $785 million before that date. As Defendants knew, that investment became compromised before the start of trading on September 15 in the wake of Lehman's bankruptcy filing. Nonetheless, Defendants'

calculation of the Primary Fund's NAV through 3:00 p.m. on September 15 failed to reflect and account for the Fund's knowledge of Lehman's negative financial developments and the impact of Lehman's bankruptcy on the value of its debt securities and the Fund's NAV.

7. Immediately following the Lehman bankruptcy filing on Monday morning, September 15, many investors in the Fund sought redemption. In an effort designed to stem the tide of redemption requests from the Fund and prevent a "run on the bank" scenario, Defendants issued a press release on September 15 after the close of trading announcing that the Primary Fund had "ensure[d] the integrity of a $1.00 NAV," i.e., the Primary Fund's normal valuation. The promise that the Primary Fund would not "break the buck" and report a NAV of less than $1.00 reassured Plaintiffs and other members of the Class, who did not seek immediate redemption of their shares. At no point on September 15 did the Fund reflect the Lehman loss in the NAV.

8. On September 16, Defendants undertook a stunning reversal and announced that the Primary Fund's NAV was $0.97 on the dollar as a result of Lehman's bankruptcy and the revaluing of that $785 million in Lehman debt to zero. Moreover, Defendants' September 16 announcement stated that investors who sought to redeem their shares by 3 p.m. on September 16 would receive $1 per share. Most Fund investors did not receive timely notice of the September 16 announcement.

9. Defendants' conduct violates their contractual obligations under the Prospectus and is in violation of their fiduciary obligations to Plaintiffs and the other members of the Class. If Defendants are permitted to honor redemptions from September 15 and 16 (requested before 3 p.m.) at $1, a select group of investors will receive far more than that to which they are entitled,

and other investors, like Plaintiffs and the other members of the Class, will receive far less, since the amount available to all investors is finite.

PARTIES

10. Plaintiff Stuart M. Kurtzer, PA Profit Sharing Plan is a profit sharing trust of which Stuart M. Kurtzer is the trustee. Its principal place of business is in New Jersey.

11. Plaintiff Leah Degnan 1988 Trust is a New York trust. It's principal place of business is in New York, New York.

12. Defendant The Reserve Fund is a Massachusetts trust with its principal office located at 1250 Broadway, 32nd Floor, New York, New York 10001-3701, and which transacts business in New York. It is an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

13. Defendant Reserve Management Company, Inc. is a New Jersey corporation registered as a foreign business corporation in New York with its principal office located at 1250 Broadway, 32nd Floor, New York, New York 10001-3701, and which transacts business in New York. It is the investment adviser to the Fund.

14. Defendant the Primary Fund is a series of The Reserve Fund, and a member of The Reserve Fund family of funds.

15. Defendant Santa Albicocco is a Trustee serving on the Board of Trustees of The Reserve Fund and is also a Trustee of other Reserve funds. Albicocco has been a Trustee since April 17, 2007.

16. Defendant Ronald J. Artinian is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Artinian has been a Trustee since April 17, 2007.

17. Defendant Bruce R. Bent is a Trustee serving on the Board of Trustees of the Reserve Fund and is also the President of Reserve Management Company, Inc., Chairman of Reserve Management Corporation, Chairman of Resrv Partners, Inc., and Chairman and Director of Reserve International Liquidity Fund Ltd. Bent is the co-founder of The Reserve Fund and has been an officer and Trustee thereof since 1970 and Chairman since 2000.

18. Defendant William E. Viklund is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Viklund has been a Trustee since April 17, 2007.

19. Defendant Joseph D. Donnelly is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Donnelly has been a Trustee since 1970.

20. Defendant Edwin Ehlert, Jr. is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Ehlert has been a Trustee since April 17, 2007.

21. Defendant William J. Montgoris is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Montgoris has been a Trustee since April 17, 2007.

22. Defendant Frank J. Stalzer is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Stalzer has been a Trustee since April 17, 2007.

23. Defendant Stephen P. Zieniewicz is a Trustee serving on the Board of Trustees of the Reserve Fund and is a Trustee of other Reserve Funds. Zieniewicz has been a Trustee since April 17, 2007.

JURISDICTION AND VENUE

24. This Court has jurisdiction over the subject matter of this action as a class action pursuant to 28 U.S.C. § 1332(d)(2). The amount in controversy exceeds $5,000,000, exclusive of interests and costs. In addition, at least one member of the class of plaintiffs is a citizen of a state different from at least one defendant and/or at least one member of the class is a foreign state or a citizen or subject of a foreign state and at least one defendant is a citizen of a state.

25. Venue is proper in this district pursuant to 28 U.S.C. § 1391. A substantial portion of the acts and transactions that constitute the violations of law complained of herein occurred in this District.

FACTUAL ALLEGATIONS

26. The Primary Fund is a money market fund that attracted investors by serving as an especially safe, low-yield alternative to holding cash or investing it in short term instruments. The Primary Fund's Prospectus dated September 28, 2007 (the "Prospectus") and filed with the Securities and Exchange Commission ("SEC"), with amendments, is available at http://www.reservefunds.com/pdfs/rsvPGTprospectus.pdf.

27. Typically, shares of money market funds, like the Primary Fund, are designed to sell for $1 each, so that they appeal to ordinary, everyday investors. These funds are so conservative, and their performance is so predictable, that in the entire 38-year history of money market funds, only one fund has ever seen the value of its shares fall below $1 – an occurrence that is known as "breaking the buck" – until the events set forth herein.

28. In addition to supposedly serving as a predictable safe haven for investors' cash, the Primary Fund also set clear rules by which investors were entitled to make perhaps their most important decision: the decision to sell, or "redeem," their shares to recover their cash. The

Prospectus provides that the Fund will honor "redemption" requests made by its investors for return of invested funds. The amount of money returned to an investor is based on the Fund's Net Asset Value ("NAV"), i.e., the aggregate value of the Fund's investments. The NAV is typically expressed as a price per share.

29. Specifically, until September 17. 2008, the Prospectus provided that redemption requests made between the hours of 9:00 a.m. and 5:00 p.m. would be valued based on the NAV as computed hourly.

30. The amount of money returned to an investor in response to a redemption request depends on how the Fund's NAV compares to $1.00 per share. For example, if the NAV equals $1.00 per share, then an investor is entitled to a redemption of the full amount of its investment, i.e., a full dollar for every dollar invested. If the NAV is lower than $1.00, the redemption amount is reduced accordingly - i.e., the fraction of a dollar represented by the NAV is returned for every dollar invested.

31. Before Monday, September 15, the Fund's NAV was $1.00 per share.

32. Part of the Fund's investment portfolio was comprised of debt securities issued by Lehman, which were valued at approximately $785 million before September 15.

33. In early September 2008, Lehman's slide worsened so appreciably that rumors of its demise swept through the markets. On September 8 and 9, Lehman's stock price plummeted 52%. The next day, September 10, Lehman announced a loss of $3.2 billion for the 2008 fiscal third quarter. On September 11, 2008, Lehman's stock price plummeted another 42%.

34. By Friday, September 12, the market was awash with news that Lehman was experiencing a liquidity crisis and would need to find either a willing buyer or a federal bailout to stave off bankruptcy. Indeed, the heads of prominent Wall Street investment banks convened

with high-ranking government officials, including the heads of the Treasury and Federal Reserve Bank, to discuss whether Lehman could be bought privately or receive a federally-funded bailout.

35. As these high-profile meetings continued on Saturday, September 13, word spread that the federal government was unwilling to bail Lehman out and that Lehman was having trouble finding a private buyer.

36. By Sunday, September 14, it was reported that Lehman would file for bankruptcy first thing Monday morning. On the morning of September 15, Lehman filed for Chapter 11 bankruptcy.

37. Defendants recognized that these events would trigger a run on the Primary Fund, and, in fact, experienced a high level of redemption requests on September 15. In an effort to stem the tide of redemptions and prevent a "run on the bank," on September 15, following the close of trading, Defendants swiftly issued a press release reassuring investors that the Primary Fund's NAV "is not negatively impacted" by the Primary Fund's "small" exposure to Lehman, and that in any event, the Primary Fund had entered into "support agreements [that] ensure the integrity of a $1 NAV."

38. The press release further reassured investors that Defendants were "carefully monitoring the situation" and would provide "information regarding the investment strategies of our fund offerings." The press release made no mention of any potential change to the Primary Fund's redemption policies. That press release stated as follows:

> In response to the historic events on Wall Street this past weekend, The Reserve is reaching out to its clients and partners to proactively communicate our position on current events, their impact, if any, on our portfolios and what our next steps will be over the coming weeks. We want to reaffirm The Reserve's commitment to carefully monitoring the situation and to providing information regarding the investment strategies of our fund offerings.

As the world's most experienced money fund manager, we view our role as your resource, partner and investment manager.

How does this affect The Reserve's Primary Fund? The Reserve is committed to a $1.00 NAV for its Primary Fund.

Reserve Management Company, Inc., (RMCI) intends to enter into support agreements with the Primary Fund to support the value of Lehman credit held in the Fund. RMCI is the investment adviser to the Fund and has provided investment advice to investment companies within The Reserve family of funds since November 15, 1971. We have discussed with the SEC that our intent is to mitigate any decline in value of the Lehman debt so that it will not result in a decrease to the NAV of the Fund.

We are submitting appropriate documentation to the SEC today, September 15, 2008.

The Reserve's exposure to Lehman debt in the Primary Fund is less then 1.2%. . . .

What happens to the Lehman and Merrill positions, and why don't they have material impact on the portfolios? The majority of the Lehman's senior debt will be coming due over the next several weeks. Based on the current valuations of these holdings, we believe that the holdings will mature at par value. Due to the small exposure as well as par value at maturity, the NAV is not negatively impacted. Furthermore, our support agreements ensure the integrity of a $1.00 NAV.

39. Defendants made no change to the Primary Fund's NAV on September 15, and reassured investors of the "integrity of a $1.00 NAV," despite the fact that they knew at least as early as the previous evening that its substantial investment in Lehman securities had become compromised and that the Fund's asset value had therefore decreased. This was contrary to Defendants' fiduciary obligations to Plaintiffs and other Fund investors, as well as their express contractual obligation under the Fund Prospectus to update the Fund's NAV on an hourly basis.

40. On Tuesday, September 16, 2008, the Primary Fund announced for the first time that the value of its investment in Lehman had been reduced to essentially zero as of 4:00 p.m. that day and that the Primary Fund's NAV had decreased to $0.97 per share. As part of that same

announcement, the Primary Fund further indicated that (1) redemption requests received before 3:00 p.m. on September 16 would be valued at $1.00 per share; and (2) effective as of September 16, investor redemptions would not be transmitted to redeeming investors for a period of up to seven calendar days following submission of redemptions.

41. At no time before 4:00 p.m. on September 16 did Defendants make any change to the Primary Fund's NAV. This was again in violation of Defendants' fiduciary and contractual obligations and established ability to update the NAV hourly following the Lehman's bankruptcy announcement, if not earlier.

42. Defendants' ultimate decision to adjust the Fund's NAV to $0.97 at 4:00 p.m. on September 16 was based on information pertaining to the Lehman bankruptcy that Defendants already had as of September 15.

43. Before 9:30 a.m. on Wednesday, September 17, Plaintiff Stuart M. Kurtzer, PA Profit Sharing Plan owned 130,000 shares of the Fund. Those shares were sought to be redeemed on September 17 at $0.97 per share.

44. Plaintiff Leah Degnan 1988 Trust owned over one-million shares of the Fund. Those shares were sought to be redeemed at $0.97 per share.

45. On Wednesday, September 17, 2008, the Fund reiterated that redemption requests received before 3:00 p.m. on Tuesday, September 16 would be valued at $1.00 per share, and further announced that redemption requests received after that time would be valued at the NAV prevailing as of 5:00 p.m. on the day the redemption request was received ($0.97 as of 5:00 p.m. on September 16).

46. Also on Wednesday, September 17, Defendants announced that the Fund NAV had further decreased to $0.95 per share.

47. Plaintiffs face substantial irreparable harm if the Fund makes redemption payments valued at a NAV of $1.00 per share in response to redemption requests made on Monday, September 15 or Tuesday, September 16 before 3:00 p.m. In particular, there is a substantial risk that investors who made redemption requests on Monday and Tuesday will receive far more than that to which they are entitled, thereby causing later redeeming investors to receive less than that to which they are entitled. Further, once those funds are distributed to the earlier redeeming shareholders, there is no practical means to retrieve those funds.

48. In stark contrast to Defendants' actions, other money market funds similar to the Primary Fund, which also are faced with declining NAVs and liquidity crises, have acted to redeem their shares in a uniform and equitable fashion

CLASS ACTION ALLEGATIONS

49. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(2), (b)(3) on behalf of a Class of all persons or entities who own or owned shares in the Primary Fund and who had not redeemed all shares in the Fund as of 3 p.m. EST on Tuesday, September 16, 2008. Excluded from the Class are: (a) Defendants; (b) the subsidiaries and affiliates of Defendants; (c) any person or entity who is a partner, executive officer, director or controlling person of Defendants; (d) any entity in which any Defendant has a controlling interest; (e) Defendants' directors' and officers' liability insurance carriers, and any affiliates or subsidiaries thereof; and (f) the legal representatives, heirs, successors and assigns of any such excluded party.

50. The Fund had over $64 billion in assets as of August 31, 2008. While the exact number of Class members is unknown to Plaintiffs at this time, Plaintiffs believe Class members number in the thousands.

51. Plaintiffs' claims are typical of the claims of the members of the Class, as all Class members held shares in the fund as of 3 p.m. on Tuesday, September 16, 2008, and sustained damages as a result of Defendants' wrongful conduct complained of herein.

52. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class litigation. Plaintiffs have no interests that are adverse or antagonistic to the Class.

53. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Because the damages suffered by any individual Class member may be relatively small, the expense and burden of individual litigation make it impracticable for Class members individually to seek redress for the wrongful conduct alleged herein.

54. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether Defendants breached their contractual obligations set forth in the Prospectus;

(b) whether Defendants violated their fiduciary duties to the Class; and

(c) whether Defendants are estopped from redeeming the shares in an inequitable manner.

55. The names and addresses of those persons and entities that held shares in the Fund as of 3 p.m. on Tuesday, September 16, 2008, are available from the Fund and its transfer agents or underwriters. Notice may be provided to such Class members via first class mail using techniques and a form of notice similar to those customarily used in securities class actions.

<u>First Claim for Relief:</u>
(Breach of the Implied Covenant of Good Faith and Fair Dealing)

56. Plaintiffs repeat and reallege the allegations contained in the foregoing paragraphs as if fully set forth herein.

57. The Prospectus represents a valid and binding contract between Plaintiff and Defendants that governs the terms of Plaintiffs' investment in the Fund. An implied covenant of good faith and fair dealing inheres in this contract. Separate and apart from the express terms of that contract, the implied covenant of good faith and fair dealing obligated Defendants to deal fairly and equitably with Plaintiffs and the other members of the Class.

58. Defendants' conduct, as described above, breached the implied covenant of good faith and fair dealing by altering the terms under which it calculated NAV and valued redemptions, thus depriving Plaintiffs and the other members of the Class of their rights under the contract.

59. Plaintiffs and other members of the Class were injured as a result of the breach and face significant, irreparable harm if Defendants are permitted to continue in their breach of their contractual obligations.

<u>Second Claim for Relief:</u>
(Breach of the Duty Of Care)

60. Plaintiffs repeat and reallege the allegations contained in the foregoing paragraphs as if fully set forth herein.

61. Defendants owed Plaintiffs and the other members of the Class a duty of care in their capacity as managers and trustees of Plaintiffs and the other members of the Class' investment in the Fund.

62. This duty included the obligation to exercise reasonable care and prudence in the handling of investments made by Plaintiffs and the other members of the Class.

63. Defendants breached this duty by unreasonably failing to adjust the Fund's NAV downward on September 15, even though by that time defendants knew that the Fund's value had decreased significantly as a result of the Lehman bankruptcy, given the Fund's substantial investment in Lehman debt securities.

64. Defendants further breached their duty of care by stating their intention to make full-value payments on certain redemption requests received after the Lehman bankruptcy announcement while other redemption requests are subject to a seven-day waiting period. Proceeding in this way would violate Defendants' duty of care because it would unreasonably risk depletion of the Fund's assets through inappropriate full-value redemption payments, at the expense of Plaintiffs and other investors' later-received redemption requests.

65. Plaintiffs and the other members of the Class were injured by Defendants' breach of their duty of care.

Third Claim for Relief:
(Breach of the Duty of Loyalty)

66. Plaintiffs repeat and reallege the allegations contained in the foregoing paragraphs as if fully set forth herein.

67. Defendants owed Plaintiffs and the other members of the Class a duty of loyalty in their capacity as manager and trustees of Plaintiffs and the other members of the Class' investment in the Fund.

68. This duty included the obligation to treat Plaintiffs and the other members of the Class equitably as compared to other Fund investors and not to favor other investors over Plaintiffs or other members of the Class.

69. Defendants breached this duty by unreasonably failing to adjust the Fund's NAV downward on September 15 immediately following the Lehman bankruptcy announcement and by imposing a seven-day waiting period on later-received redemption requests, even though doing so improperly favored the redemption requests of certain investors while unreasonably risking the redemption requests of others.

70. Defendants have further breached their duty of loyalty by stating their intention to make full-value payments on certain redemption requests received after the Lehman bankruptcy announcement while other redemption requests are subject to a seven-day waiting period at less than full value. This approach would unreasonably favor certain investors over others and violate Defendants' duty of loyalty to treat all investors equitably.

71. Plaintiffs and the other members of the Class were injured as a result of their reliance on Defendants' promises.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs, on behalf of themselves and the other members of the Class, pray for judgment as follows:

(i) Entering an order certifying this action to be a proper class action pursuant to rule 23(b) of the Federal Rules of Civil Procedure on behalf of the Class defined in paragraph 49 hereof, declaring Plaintiffs to be adequate representatives of that Class, and declaring Plaintiffs' counsel to be counsel to the Class;

(ii) Adjudging that Defendants have violated contractual and fiduciary duties owed by them to Plaintiffs and the other members of the Class;

(iii) Awarding judgment against Defendants in an amount to be determined at trial for their breaches for damages suffered by Plaintiff and the other members of the Class as a result of these breaches;

(iv) Enjoining Defendants from making any redemption payments until such time as Defendants have appropriately recalculated the value of all redemption requests in a manner consistent with their contractual and fiduciary duties;

(v) Awarding attorneys' fees and costs in this action; and

(vi) Granting such other relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs respectfully request a trial by jury on all issues so triable.

Dated: September 25, 2008

LOVELL STEWART HALEBIAN LLP

By: ______________________

John Halebian (JH-8005)
500 Fifth Avenue, 58th Floor
New York, New York 10110
Tel: 212.608.1900
jhalebian@lshllp.com

LIFSHUTZ & LIFSHUTZ, P.C.
Joseph P. Garland (JG-0888)
501 Fifth Avenue, Suite 506
New York, New York 10017
Tel: 212.949.8484
Joe.JPGarland@GMail.com

LAW OFFICE OF KENNETH A. ELAN
Kenneth A. Elan (KE-1729)
217 Broadway
New York, New York 10007
Tel: 212.619.0261

Attorneys for Plaintiffs and the Class

END